Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially to the Securities and Exchange Commission on January 7, 2026

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UBS Group AG

(Exact name of registrant as specified in its charter)

Canton of Zurich, Switzerland	Bahnhofstrasse 45, 8001 Zurich, Switzerland +41 44 234 11 11	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address and telephone number of registrant’s principal executive offices)	(IRS Employer Identification Number)

UBS AG

(Exact name or registrant as specified in its charter)

Canton of Zurich, Switzerland	Bahnhofstrasse 45, 8001 Zurich, Switzerland Aeschenvorstadt 1, 4051 Basel, Switzerland +41 44 234 11 11	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address and telephone number of registrant’s principal executive offices)	(IRS Employer Identification Number)

Patrick T. Shilling

11 Madison Avenue

New York, NY 10010

Telephone: +1-212-713-3685

(Name, address and telephone number of agent for service)

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

Credit Suisse (USA) LLC

(Exact name of registrant as specified in its charter)

Delaware	Eleven Madison Avenue New York, New York 10010 +1-212-325-2000	13-1898818
(State or other jurisdiction of incorporation or organization)	(Address and telephone number of registrant’s principal executive offices)	(IRS Employer Identification Number)

With a copy to:

John Horsfield-Bradbury

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44 20 7959 8900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

This registration statement contains the following two prospectuses:

1. Prospectus relating to a rescission offer with respect to the notes described in the table below and market-making transactions that have occurred or may occur on a delayed or continuous basis in such notes which are outstanding.

Title of Security	Issuer	CUSIP No.; ISIN No.	Principal Amount Outstanding	Maturity Date
4.875% Senior Notes due 2045	UBS Group AG (Credit Suisse Group AG until June 12, 2023)	902613AY4; US902613AY48	$1,924,666,000	May 15, 2045
4.550% Senior Notes due 2026	UBS Group AG (Credit Suisse Group AG until June 12, 2023)	902613BB3; US902613BB36	$1,982,535,000	April 17, 2026
3.750% Senior Notes due 2025	UBS Group AG (Credit Suisse Group AG until June 12, 2023)	902613AX6; US902613AX64	N/A	March 26, 2025
3.800% Senior Notes due 2023	Credit Suisse Group AG	225433AT8; US225433AT80	N/A	June 9, 2023
3.800% Senior Notes due 2022	Credit Suisse Group Funding (Guernsey) Limited (guaranteed by Credit Suisse Group AG)	225433AH4; US225433AH43	N/A	September 15, 2022

2. Prospectus relating to a rescission offer with respect to the 7 1/8% Notes due July 15, 2032 issued by Credit Suisse (USA) LLC and fully and unconditionally guaranteed by UBS Group AG and UBS AG (CUSIP No. 22541LAE39; ISIN No. US22541LAE39), and market-making transactions that have occurred or that may occur on a delayed or continuous basis in such notes which are outstanding.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, in which this prospectus is included, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2026

UBS Group AG

We, UBS Group AG (the “Issuer”), are offering, under the terms and conditions described in this prospectus, to rescind (the “Rescission Offer”) the previous purchase of the securities listed in the table below (the “Subject Securities”) by certain purchasers who acquired Subject Securities during the period from May 1, 2022 to the date of this prospectus (the “Relevant Period”) (i) on or after June 12, 2023 (the “Merger Date”), from the Issuer or an affiliate of the Issuer or (ii) before the Merger Date, from Credit Suisse Group AG (“CSG”) or an affiliate of CSG at such time (an “Applicable Transaction”).

Title of Security	Issuer	CUSIP No.; ISIN No.	Principal Amount Outstanding**	Maturity Date
4.875% Senior Notes due 2045	UBS Group AG (CSG until the Merger Date)	902613AY4; US902613AY48	$1,924,666,000	May 15, 2045
4.550% Senior Notes due 2026	UBS Group AG (CSG until the Merger Date)	902613BB3; US902613BB36	$1,982,535,000	April 17, 2026
3.750% Senior Notes due 2025*	UBS Group AG (CSG until the Merger Date)	902613AX6; US902613AX64	N/A	March 26, 2025
3.800% Senior Notes due 2023*	CSG	225433AT8; US225433AT80	N/A	June 9, 2023
3.800% Senior Notes due 2022*	Credit Suisse Group Funding (Guernsey) Limited (guaranteed by CSG)	225433AH4; US225433AH43	N/A	September 15, 2022

*	These securities have matured.
**	Only Eligible Investors may participate in the Rescission Offer.

For further information on the Subject Securities, see “The Rescission Offer—Terms of the Rescission Offer—Subject Securities.”

The Subject Securities were originally issued by an affiliate of CSG pursuant to a registration statement under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). Affiliates of CSG made a market in the Subject Securities, including by conducting secondary resales of the Subject Securities to unaffiliated investors (the “Market-Making Transactions”), without an effective registration statement under the Securities Act. On the Merger Date, upon the merger between UBS Group and CSG, UBS Group AG was substituted as issuer with respect to the then outstanding Subject Securities, and affiliates of UBS Group AG continued the Market-Making Transactions until July 2025, without an effective registration statement under the Securities Act. As such, certain offers and sales of the Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the Subject Securities in an Applicable Transaction (the “Applicable Securities”). As a result, the Issuer has elected to make the Rescission Offer to those purchasers (each such purchaser, an “Eligible Investor”). The eligibility requirements for purchasers to take part in the Rescission Offer are described in this prospectus in the section entitled “The Rescission Offer” beginning on page [●].

If you are an Eligible Investor and accept the Rescission Offer, you will receive, upon satisfaction of the conditions set forth in this prospectus, the following:

•

In the case of an Eligible Current Investor, an amount equal to the purchase price paid for the relevant Applicable Security in the Applicable Transaction, plus interest on such purchase price from the settlement date of such Applicable Transaction to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date (as defined below) and (y) the Settlement Date (as defined below) (the “Eligible Current Investor Applicable Period”) less the amount of any interest, coupon payments, principal or other income received on such Applicable Security. For the definition of Eligible Current Investors, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements.”

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

•

In the case of an Eligible Former Investor, an amount equal to the excess, if any, of the purchase price paid for the relevant Applicable Security over the proceeds from the Applicable Disposition (as defined below), plus interest (i) on the purchase price paid for such Applicable Security from the settlement date of the Applicable Transaction to, and including, the date on which such Applicable Security either matured at a loss or the settlement date of the transaction in which such Applicable Security was sold at a loss (such maturity or transaction, the “Applicable Disposition” and such period, the “Eligible Former Investor Holding Applicable Period”) and (ii) on the loss realized from such Applicable Disposition from the date of such Applicable Disposition to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date (the “Eligible Former Investor Applicable Period”), less the amount of any interest, coupon payments, principal (except for principal repaid at maturity) or other income received on such Applicable Security. For the definition of Eligible Former Investors, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements.”

We refer to each of the Eligible Current Investor Applicable Period, Eligible Former Investor Holding Applicable Period and Eligible Former Investor Applicable Period as an “Applicable Period.”

IF YOU ACCEPT THE RESCISSION OFFER, YOU WILL NOT BE PAID ANY OTHER AMOUNTS ON YOUR APPLICABLE SECURITIES OTHER THAN AS SET OUT ABOVE.

The Subject Securities have now been registered by means of the registration statement on Form F-3 of which this prospectus forms a part. Accordingly, whether or not you accept the Rescission Offer, as of the date of this prospectus your Subject Securities will be deemed to have been offered and sold under an effective registration statement. The Subject Securities currently are unrestricted securities, meaning that they are not “restricted securities” within the meaning of Rule 144 under the Securities Act, and are freely tradeable (other than by us or any of our affiliates).

The Rescission Offer will expire at 5:00 p.m., Eastern Standard Time, on [●], 2026 (the “Expiration Date”), which is 30 days from the date of this prospectus (including the date of this prospectus and the Expiration Date).

If you are an Eligible Current Investor, you may elect to accept the Rescission Offer by instructing your broker or bank through which your Applicable Securities are held to tender them for you as set forth in this prospectus. If you are an Eligible Former Investor, you may elect to accept the Rescission Offer by submitting an acceptance form to us on or before the Expiration Date as set forth in this prospectus. See “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—How to accept the Rescission Offer.” You do not need to take any action to reject the Rescission Offer. If you fail to validly accept the Rescission Offer by the Expiration Date, you will be deemed by us to have rejected the Rescission Offer. Acceptance or rejection of the Rescission Offer may prevent you from maintaining any action against us based on a claim that we failed to register the Market-Making Transactions. In any event, any such action may be barred by applicable statutes of limitations or repose. See “Risk Factors—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

If you have questions or require additional information about the Rescission Offer, you may contact the broker, bank or other institution where you purchased your Subject Security. In addition, if you are an Eligible Former Investor, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance or withdrawal form and supporting evidence of eligibility will be available through the Rescission Offer on-line portal, which can be accessed at https://deals.is.kroll.com/UBSgroupAG (the “Rescission Offer On-line Portal”).

Investing in the Subject Securities involves risks. See the risk factors beginning on page 14 of this prospectus and the other information incorporated by reference in this prospectus, for a discussion of the factors you should carefully consider before deciding whether to accept or reject the Rescission Offer or invest in Subject Securities.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any U.S. state securities commission has approved or disapproved of the Subject Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Subject Securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The Subject Securities do not have the benefit of any agency or governmental guarantee.

We have not retained an underwriter in connection with the Rescission Offer.

In addition to the Rescission Offer, the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may use this prospectus in market-making transactions involving outstanding Subject Securities. In a market-making transaction UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may resell a Subject Security it acquires from other holders, including in the Rescission Offer. Resales of this kind may occur in the open market or may be privately negotiated at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. The Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

The date of this prospectus is    , 2026

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

WE ARE RESPONSIBLE FOR THE INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AT THE DATE OF THIS PROSPECTUS, WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION, AND WE TAKE NO RESPONSIBILITY FOR ANY OTHER INFORMATION OTHERS MAY GIVE YOU. WE ARE NOT MAKING AN OFFER OF THE SUBJECT SECURITIES OR CONDUCTING MARKET-MAKING ACTIVITIES IN ANY JURISDICTION WHERE SUCH OFFER OR MARKET-MAKING ACTIVITIES ARE NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC using a “shelf” registration process. This prospectus describes the Subject Securities and the Rescission Offer. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Incorporation by Reference” and “Where You Can Find More Information.”

This prospectus may be used by the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer in connection with offers and sales of the outstanding Subject Securities in market-making transactions. A market-making transaction may occur in the open market or may be privately negotiated at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. The Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

Unless otherwise indicated or unless the context requires otherwise:

•	when we refer to the “Issuer,” “we” or “us” we mean UBS Group AG;

•	when we refer to “UBS” or the “Group” we mean UBS Group AG and its consolidated subsidiaries;

•	when we refer to “CSG” we mean Credit Suisse Group AG; and

•	when we refer to “Credit Suisse” we mean CSG and its consolidated subsidiaries, before the acquisition of CSG by UBS Group AG.

In this prospectus:

•	the term “affiliate” shall have the meaning given to such term in Rule 405 under the Securities Act; and

•	all references to prices at which the Subject Securities were acquired or sold exclude any accrued interest, fees, selling concessions or other additional amounts.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS

UBS Group AG is a holding company for financial services companies that is domiciled in Switzerland. Many of its directors and executive officers, and certain experts named in this prospectus, are resident outside the United States, and all or a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on UBS Group AG or its directors and executive officers resident outside of the United States or have any of them appear in a U.S. court. We have been advised by Homburger AG, Swiss counsel to UBS Group AG that, due to the lack of reciprocal legislation between Switzerland and the United States, it may be difficult for you to enforce in Switzerland judgments obtained in U.S. courts against UBS Group AG (or any of its directors or executive officers resident in Switzerland). In addition, there is doubt as to enforceability in Switzerland, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal or state securities laws of the United States.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference herein contain statements that constitute “forward-looking statements,” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended by the Private Securities Litigation Reform Act of 1995, including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words.

While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and evolving conditions in the Middle East, as well as the continuing Russia-Ukraine war.

UBS’s acquisition of Credit Suisse has materially changed UBS’s outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected.

Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if adopted, would significantly increase UBS’s capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements.

Other factors that may affect UBS’s performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to:

•

The degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (“RWA”) and leverage ratio denominator, liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group;

•

The degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations of law in the U.S.;

•	Inflation and interest rate volatility in major markets;

•

Developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity;

•	Changes in the availability of capital and funding, including any adverse changes in UBS’s credit spreads and credit ratings, as well as availability and cost of funding, including as affected by the

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

marketability of a current additional tier one debt instrument, to meet requirements for debt eligible for total loss-absorbing capacity (“TLAC”);

•

Changes in and potential divergence between central bank policies or the implementation of financial legislation and regulation in Switzerland, the U.S., the United Kingdom, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures and the effect these will or would have on UBS’s business activities;

•

UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of Credit Suisse;

•

UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil;

•	The uncertainty arising from domestic stresses in certain major economies;

•

Changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business;

•

Changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions;

•

The liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of the acquisition of Credit Suisse, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA;

•	UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors;

•

Changes in accounting or tax standards or policies and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters;

•

UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent;

•	Limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling and of financial models generally;

•

The occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

•

Restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by the Swiss Financial Market Supervisory Authority FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings;

•	The degree to which changes in regulation, capital or legal structure, financial results, or other factors may affect UBS’s ability to maintain its stated capital return objective;

•

Uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes;

•	The ability of UBS to access capital markets;

•

The ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure, or other natural or man-made event; and

•

The effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance.

The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained or incorporated by reference herein. Except as required by law, we assume no obligation to update or revise the information contained or incorporated by reference herein, which speaks only as of the date hereof. For additional information about factors that could cause our results to differ materially from those described in the forward-looking statements, please read and consider the risk factors set out under “Risk Factors” in Part I, Item 3D of UBS Group AG’s Annual Report on Form 20-F for the year ended 31 December 2024 (the “UBS Group AG 2024 20-F”), which is incorporated in this prospectus by reference, as well as in the other reports that UBS Group AG has filed with the SEC described in the section of this prospectus entitled “Where You Can Find More Information.”

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

UBS Group AG files periodic reports and other information with the SEC. Copies of the documents filed by UBS Group AG with the SEC may be obtained either on the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, or on the website of UBS Group AG at https://www.ubs.com/investors. Information on our website is not incorporated by reference into this prospectus or our securities filings and is not part of this prospectus unless otherwise specifically incorporated by reference.

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC, which means that:

•	The incorporated documents are considered part of this prospectus.

•	We can disclose important information to you by referring you to those documents.

•	Information that we file with the SEC from time to time will automatically be considered to update and supersede the information in this prospectus.

The information incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus the following documents:

•	The UBS Group AG 2024 20-F (File No. 001-36764), filed by UBS Group AG with the SEC on March 17, 2025;

•

The Reports on Form 6-K furnished by UBS Group AG to the SEC on April 17, 2025, April 30, 2025, May 5, 2025, May 8, 2025, June 6, 2025, July 30, 2025, August 5, 2025, October 29, 2025 and October 29, 2025;

•	The section titled “Risk Factors” of the Prospectus dated December 15, 2015, relating to the 3.750% Senior Notes due 2025, 4.875% Senior Notes due 2045 and Senior Notes due 2022; and

•	The section titled “Risk Factors” of the Prospectus dated October 18, 2016, relating to the 4.550% Senior Notes due 2026 and the 3.800% Senior Notes due 2023.

In addition we incorporate by reference into the registration statement of which this prospectus forms a part all documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) the date of this prospectus and before the date our subsidiaries and affiliates stop offering Subject Securities pursuant to this prospectus. Reports on Form 6-K furnished by us to the SEC (or portions thereof) are incorporated by reference only to the extent that the report expressly states that it is (or such portions are) incorporated by reference in the registration statement of which this prospectus is a part.

Any statement in this prospectus contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any later filed document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this prospectus, except as modified or superseded.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

You may request a copy, at no cost, of any or all of the documents that are incorporated by reference into this prospectus, excluding exhibits (other than those that we specifically incorporate by reference into the documents that you request) by contacting us, orally or in writing, at the following address:

UBS Group AG

Bahnhofstrasse 45

8001 Zurich, Switzerland

Attention: Investor Relations

+41 44 234 11 11

Internet:

https://www.ubs.com/investor

Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website is not incorporated into and does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you. Statements in this prospectus concerning any document we have filed or will file as an exhibit to the registration statement of which this prospectus forms a part or that we have otherwise filed with the SEC are not intended to be comprehensive and are qualified in their entirety by reference to these filings. You should review the complete document to evaluate these statements.

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QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Rescission Offer. These questions and answers do not address all questions that may be important to you. Please refer to “The Rescission Offer” below and the more detailed information contained elsewhere in this prospectus, which you should read carefully, and the information we have incorporated by reference in this prospectus.

What is a rescission offer?

A rescission offer is an offer to rescind a securities transaction in which a securities law violation occurred or may have occurred. To conduct a rescission offer, the issuer of the subject securities offers to repurchase the applicable securities from relevant purchasers who acquired such securities, at their purchase price plus interest, less the amount of any interest, coupon payments, principal or other income received pursuant to the terms of the securities, or to pay rescissory damages if such securities, after being purchased, were sold or matured at a loss.

Why is UBS Group AG making the Rescission Offer?

The Subject Securities were originally issued by an affiliate of CSG, pursuant to a registration statement under Section 5 of the Securities Act. Affiliates of CSG made a market in the Subject Securities, including by conducting secondary resales of the Subject Securities to unaffiliated investors (i.e., the Market-Making Transactions), without an effective registration statement under the Securities Act. On the Merger Date, upon the merger between UBS Group AG and CSG, UBS Group AG was substituted as issuer with respect to the then outstanding Subject Securities, and affiliates of UBS Group AG continued the Market-Making Transactions until July 2025, without an effective registration statement under the Securities Act. As such, certain offers and sales of the Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the Subject Securities in an Applicable Transaction. The Issuer has therefore elected to make the Rescission Offer.

The Rescission Offer is not an admission that the Issuer or its affiliates did not comply with applicable federal securities law requirements as to specific securities or transactions, nor is it a waiver by the Issuer or its affiliates of any applicable statute of limitations or repose.

Am I eligible to participate in the Rescission Offer?

You are eligible to participate in the Rescission Offer if you produce evidence satisfactory to the Issuer showing that, with respect to a given Subject Security, you meet the requirements to be deemed an Eligible Current Investor or an Eligible Former Investor, as described in this prospectus. For the definition of Eligible Current Investor and Eligible Former Investor, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements.”

Eligible Current Investors will be required to produce evidence satisfactory to the Issuer that (1) they purchased the relevant Subject Security during the Relevant Period (i) on or after the Merger Date, from the Issuer or an affiliate of the Issuer or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time, and (2) they still hold such Applicable Security as of the date of this prospectus, and, subject to any tenders pursuant to the Rescission Offer, will continue to hold it on the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind.

Eligible Former Investors will be required to produce evidence satisfactory to the Issuer that (1) they purchased the relevant Subject Security during the Relevant Period (i) on or after the Merger Date, from the Issuer or an affiliate of the Issuer or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time, and (2) they no longer hold such Applicable Security as of the date of this prospectus and such Applicable Security has matured at a loss or been sold at a loss, in each case provided that they continuously held such Applicable Security until the time of maturity or sale, as applicable.

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All Eligible Investors, by accepting the Rescission Offer, will also be deemed to have provided certain representations and warranties, acknowledgements and agreements to the Issuer upon acceptance of the Rescission Offer. For further details, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements,” “The Rescission Offer—Terms of the Rescission Offer—Evidence of Eligibility” and “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—Representations of Eligible Investors.”

For the avoidance of doubt, you should assess whether you meet the requirements to qualify as an Eligible Current Investor or an Eligible Former Investor in respect of each Subject Security. For example, you may be an Eligible Current Investor with respect to one Subject Security and an Eligible Former Investor with respect to another. You should make this assessment for each Subject Security in respect of which you wish to accept the Rescission Offer.

The following investors will not be considered Eligible Investors for purposes of the Rescission Offer: (i) holders who purchased Subject Securities through us or our affiliates (or, prior to the Merger Date, through CSG or its affiliates at the time) as agent and not as principal, in respect of Subject Securities acquired pursuant to such transactions; (ii) holders who, either to cover short positions or otherwise, borrowed Subject Securities from us or our affiliates (or, prior to the Merger Date, from CSG or its affiliates at the time), in respect of Subject Securities borrowed pursuant to such transactions; and (iii) holders of call options, put options or other types of options to purchase, sell or otherwise indirectly acquire or dispose of Subject Securities or an indirect interest therein, in respect of such options.

If you do not meet the requirements to be considered an Eligible Investor, you are not entitled to participate in the Rescission Offer. In particular, if you purchased Subject Securities from CSG or an affiliate of CSG at such time before May 1, 2022, you are not an Eligible Investor with respect to such Subject Securities.

When does the Rescission Offer expire?

The Rescission Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on [●], 2026.

If I do not tender my Applicable Securities, will they be considered to have been offered and sold under an effective registration statement?

The Subject Securities have now been registered by means of the registration statement on Form F-3 of which this prospectus forms a part. Accordingly, whether or not you accept the Rescission Offer, as of the date of this prospectus, your Subject Securities will be deemed to have been offered and sold under an effective registration statement. The Subject Securities currently are unrestricted securities, meaning that they are not “restricted securities” within the meaning of Rule 144 under the Securities Act, and are freely tradeable (other than by us or any of our affiliates).

Am I required to accept the Rescission Offer?

No. There is no requirement, legal or otherwise, that you accept the Rescission Offer. Your decision to accept or reject the Rescission Offer is completely voluntary and should be based on your assessment.

What happens if I accept the Rescission Offer?

If you timely and validly accept the Rescission Offer, you will receive from us the Rescission Offer Proceeds (as defined below) and, if you are an Eligible Current Investor, you will cease to hold the Applicable Securities in respect of which you accepted the Rescission Offer once such Applicable Securities are tendered to us through ATOP (as defined below) as part of the Rescission Offer acceptance process as described in this prospectus.

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Pursuant to 17 C.F.R. Section 200.83

Should I accept the Rescission Offer?

You must make your own decision whether to accept or reject the Rescission Offer. In making your decision, you should consider all relevant factors in light of your particular circumstances, including the potential tax consequences of accepting the rescission offer (see the section entitled “United States Tax Considerations”). Whether you are an Eligible Current Investor or an Eligible Former Investor, we encourage you to read and carefully consider this prospectus in its entirety, in particular the section headed “Risk Factors” in this prospectus and the other information incorporated by reference in this prospectus, for a discussion of certain factors you should carefully consider before deciding whether to accept or reject the Rescission Offer.

If you are an Eligible Current Investor, you should also consider your expected return on the Subject Securities should you continue to hold your Applicable Securities to maturity and the possibility that the value of the Subject Securities may increase or decrease after the Expiration Date. You should also consider whether the amount you will receive in the Rescission Offer is expected to be less or more than the amount you could receive if you currently decided to sell the Applicable Securities to a third party.

WE URGE YOU TO CAREFULLY REVIEW THIS PROSPECTUS BEFORE DECIDING WHETHER OR NOT TO ACCEPT THE RESCISSION OFFER.

May I accept the Rescission Offer in part with respect to a given series of Subject Securities?

Yes, you may accept the Rescission Offer for some or all Applicable Securities of a given series, as long as such acceptance is for Subject Securities in the minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof.

What will I receive if I accept the Rescission Offer?

If you submit the necessary documentation through the Rescission Offer On-line Portal, including evidence showing that you meet the requirements to be deemed an Eligible Investor and you validly accept the Rescission Offer, you will receive the Rescission Offer Proceeds, which will depend on whether you still hold the Applicable Securities or not:

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If you are an Eligible Current Investor who has continued to hold an Applicable Security: upon your tender of such Applicable Security to us by accepting the Rescission Offer, we will pay you an amount equal to the purchase price you paid for such Applicable Security in the Applicable Transaction, plus interest on such purchase price from the settlement date of the Applicable Transaction to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date, less the amount of any interest, coupon payments, principal or other income received on such Applicable Security.

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If you are an Eligible Former Investor having sold the Applicable Security at a loss or having had the Applicable Security mature at a loss: we will pay you an amount equal to the excess, if any, of the purchase price you paid for such Applicable Security in the Applicable Transaction over the proceeds from the Applicable Disposition, plus interest (i) on the purchase price you paid for the Applicable Security in the Applicable Transaction from the settlement date of the Applicable Transaction to, and including, the date of the Applicable Disposition and (ii) on the loss realized from the Applicable Disposition from the date of the Applicable Disposition to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date, less the amount of any interest, coupon payments, principal (except for principal repaid at maturity) or other income received on such Applicable Security.

Will indicative and final Rescission Offer Proceeds be published?

Eligible Investors that have validly accepted the Rescission Offer will be informed individually of the Rescission Offer Proceeds in respect of their Applicable Securities as soon as practicable following the

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Expiration Date and processing of the documents in support of their eligibility provided through the Rescission Offer On-line Portal.

We are unable to calculate indicative Rescission Offer Proceeds for Eligible Investors as the final amount of Rescission Offer Proceeds for each such investor will depend on various factors that may be unknown to us, including the prices paid in Applicable Transactions or received in Applicable Dispositions and the dates of Applicable Dispositions. Eligible Investors should make their own calculations of their Rescission Offer Proceeds.

We advise you to consult your financial, legal, and tax advisers, as you deem appropriate, before making any decision with respect to the Rescission Offer.

For further details, see “The Rescission Offer—Terms of the Rescission Offer—Rescission Offer Proceeds.”

What interest rate will be used in calculating any amounts owed to me pursuant to the Rescission Offer?

The interest rate for a particular Applicable Security will be calculated on the basis of the yield-to-worst value for the Bloomberg Investment Grade: Banking Total Return Index Unhedged (the “Index”) on the settlement date of the Applicable Transaction in which the applicable Eligible Investor purchased such Applicable Security (or, if the Index was not published on such date, on the next succeeding date on which the Index was published), plus a 100 basis point margin (the “Index Rate”). The Index can be accessed at www.bloomberg.com/indices (I00408US Index Ticker).

When and how will I receive payment if I validly accept the Rescission Offer?

If you are an Eligible Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms hereof, we will cause payment of the Rescission Offer Proceeds to be made to you as soon as reasonably practicable after the Expiration Date (the date of such payment, the “Settlement Date”). The Settlement Date is expected to occur no later than the tenth business day following the Expiration Date. Payment will be made through The Depository Trust Company (“DTC”) or via bank transfer of immediately available funds to your bank account.

What do I need to do if I want to accept the Rescission Offer?

If you are an Eligible Current Investor, in order to accept the Rescission Offer, you must (i) instruct your broker or bank through which your relevant Applicable Securities are held in time for such Applicable Securities to be tendered to us through ATOP on or before the Expiration Date and (ii) complete, sign and date the accompanying Current Investor Acceptance Form, included as Appendix C, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), together with the supporting evidence required therein, so that it is received by us on or before the Expiration Date. Otherwise, you will be deemed to have rejected the Rescission Offer with respect to such Applicable Securities. Please note that DTC, its participants and the banks or brokers where you hold your Applicable Securities will establish their own cut-off dates and times for the tender of such Applicable Securities, which may be earlier than the Expiration Date. Please check with your broker or bank to determine the appropriate procedure.

If you are an Eligible Former Investor, in order to accept the Rescission Offer, you must complete, sign and date the accompanying Former Investor Acceptance Form, included as Appendix A, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), together with the supporting evidence required therein, so that it is received by us on or before the Expiration Date. Otherwise, you will be deemed to have rejected the Rescission Offer.

If you are both an Eligible Current Investor and an Eligible Former Investor, in order to accept the Rescission Offer in respect of both the Applicable Securities held by you as an Eligible Current Investor and

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those formerly held by you as an Eligible Former Investor, you must follow the process for accepting the Rescission Offer in each such capacity separately with respect to the relevant Applicable Securities.

You may accept the Rescission Offer for any number of Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof.

For more details on the procedures for accepting the Rescission Offer, see “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—How to accept the Rescission Offer.” For more details on the evidence required, see “The Rescission Offer—Terms of the Rescission Offer—Evidence of Eligibility.”

ALL DETERMINATIONS WITH RESPECT TO THE RESCISSION OFFER (INCLUDING ISSUES RELATING TO THE TIMELINESS OR EFFECTIVENESS OF ANY ELECTION, WITHDRAWAL OR TENDER OF SUBJECT SECURITIES OR EVIDENCE OF ELIGIBILITY) WILL BE MADE BY US, IN OUR SOLE DISCRETION, WHICH DETERMINATIONS SHALL BE FINAL AND BINDING.

What happens if I do not accept the Rescission Offer?

If you do not accept the Rescission Offer on or before the Expiration Date, you will be deemed to have rejected the Rescission Offer and will continue to own any Applicable Securities still held by you, receive interest payments, coupon payments or other income on such Applicable Securities in accordance with their terms and be paid their principal amount upon maturity or early redemption as described and subject to the terms, conditions and risk factors set out under “Description of the Subject Securities” and in their respective issuance prospectuses. Furthermore, the Subject Securities not tendered in the Rescission Offer will be deemed to have been offered and sold under an effective registration statement of which this prospectus forms a part.

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or certain state securities laws. If you affirmatively reject or fail to accept the Rescission Offer, it is unclear whether your federal right of rescission, if any, will be preserved. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief. See “Risk Factors—Risks Relating to the Rescission Offer—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

What do I need to do to reject the Rescission Offer?

You do not need to take any action to reject the Rescission Offer. If you do not tender your Applicable Securities or you do not submit the required information in either case so that it is received by us on or before the Expiration Date, you will be deemed to have rejected the Rescission Offer.

Can I change my mind after I have accepted the Rescission Offer?

Yes. You can change your decision about accepting the Rescission Offer at any time on or before the Expiration Date as described below.

If you are an Eligible Current Investor, you can do this by instructing your broker or bank, through which your relevant Applicable Securities are held, to withdraw your previously tendered Subject Securities in time for the transmission by your broker or bank of your instructions to be received by us on or before the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer and tendered such Subject Securities to us under the terms of any relevant previous instructions and acceptance form. Please note that DTC, its participants and the banks or brokers where you hold your Subject Securities will establish their own cut-off dates and times for withdrawal of any tender of the Subject Securities, which may be earlier than the Expiration

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Date. Please check with your broker or bank to determine the appropriate procedure. Withdrawals of tenders of Subject Securities by Eligible Current Investors may not be revoked, and any such Subject Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Rescission Offer. Subject Securities properly withdrawn by Eligible Current Investors may, however, be re-tendered by following the procedures described in “—How to accept the Rescission Offer” and “—Procedures for Brokers and Banks; DTC ATOP Account” below, at any time on or before the Expiration Date.

If you are an Eligible Former Investor, in order to change a previous decision to accept the Rescission Offer and withdraw your acceptance of the Rescission Offer, you must complete, sign and date the accompanying Rescission Offer Withdrawal Form, included as Appendix B, and upload it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), so that it is received by us on or before the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer under the terms of your previously submitted acceptance form. Withdrawals of their acceptance of the Rescission Offer may not be revoked by Eligible Former Investors, and any such properly withdrawn acceptance will thereafter be deemed not a valid acceptance for purposes of the Rescission Offer. You may, however, re-accept the Rescission Offer by following the procedures described in “—How to accept the Rescission Offer” below, at any time on or before the Expiration Date.

In either case, the relevant withdrawal instruction or form, together with the supporting evidence required therein, if any, must be received by us on or before the Expiration Date. For more details on the appropriate procedures, see “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—How to accept the Rescission Offer.”

ALL DETERMINATIONS WITH RESPECT TO THE RESCISSION OFFER (INCLUDING ISSUES RELATING TO THE TIMELINESS OR EFFECTIVENESS OF ANY ELECTION, TENDER OR WITHDRAWAL OF SUBJECT SECURITIES OR EVIDENCE OF ELIGIBILITY) AND THE RESCISSION OFFER WITHDRAWAL FORM WILL BE MADE BY US, IN OUR SOLE DISCRETION, WHICH DETERMINATIONS SHALL BE FINAL AND BINDING.

What is the effect of the Rescission Offer on my ability to assert claims?

The rights remaining to the recipients of a rescission offer are not clearly delineated under the federal or certain state securities laws. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief. For a more detailed description of the effect of the Rescission Offer on any applicable federal and certain state securities law claims, please see the risk factors entitled “Risk Factors—Risks Relating to the Rescission Offer—The Rescission Offer may not bar claims relating to non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount” and “Risk Factors—Risks Relating to the Rescission Offer—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

If I accept the Rescission Offer, will I experience any tax consequences?

For a more detailed description of the tax consequences of the Rescission Offer, see the section entitled “United States Tax Considerations.” You should consult your own tax adviser, as you deem appropriate, regarding the U.S. federal, state and local and other tax consequences of participating in the Rescission Offer.

Who can help answer my questions in relation to the Rescission Offer?

If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your Subject Security. In addition, if you are an Eligible Former Investor, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance or withdrawal form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

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RISK FACTORS

An investment in the Subject Securities involves risks. You should carefully consider the risk factors and the other information contained in this prospectus and the UBS Group AG 2024 20-F, and the other information incorporated by reference in this prospectus, including the risk factors relating to Subject Securities as set out in their respective issuance prospectuses, before deciding to accept or reject the Rescission Offer or invest in Subject Securities.

Risks Relating to the Rescission Offer

The Rescission Offer may not bar claims relating to non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount.

It is not certain that the Rescission Offer will have the effect of barring claims relating to non-compliance with applicable federal securities laws in relation to the Subject Securities. If a person accepts the Rescission Offer, we believe our potential liability to that person will be eliminated. If a person rejects or fails to respond to the Rescission Offer, we may continue to be contingently liable for rescission or damages. In addition, the Rescission Offer will not prevent various other private claims from being asserted against us and/or our affiliates, including claims under applicable U.S. federal securities laws. Further, the Rescission Offer will not bar the SEC or other authorities from pursuing enforcement actions against us and/or our affiliates, which could result in fines, penalties and/or other sanctions. Any such private claims or enforcement actions could result in an adverse effect on our results of operations and financial condition.

Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or certain state securities laws. If you affirmatively reject or fail to accept the Rescission Offer, it is unclear whether your federal right of rescission, if any, will be preserved. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief.

The Rescission Offer may also affect your right of rescission and your right to damages, if any, under state law. We believe that the sale of Subject Securities in Market-Making Transactions was exempt from registration under state laws. Furthermore, we believe that the Rescission Offer is exempt from registration under the laws of such states. However, we do not make any representation as to the compliance of the Rescission Offer with applicable state law. Under most state laws, acceptance or rejection of rescission offers may preclude offerees from initiating an action against the rescission offeror in connection with the registration of securities that are the subject of the rescission offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects (or is deemed to reject) the Rescission Offer, that such person is legally barred from asserting such claims as a result of the Rescission Offer.

Generally, the statute of limitations for enforcement of federal statutory rights of rescission or rescissory damages by a security holder is one year commencing on the date the security was sold in violation of the federal registration requirements. Pursuant to Section 13 of the Securities Act, the statute of repose is three years after the security was bona fide offered to the public. Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes not typically beginning until the facts giving rise to a violation are known. The Rescission Offer is not an admission that we or our affiliates did not comply with any federal and state registration or disclosure requirements as to specific securities or transactions, nor is it a waiver by us or our affiliates of any applicable statute of limitations or repose or any other potential defense we may have. However, we have decided to make the Rescission Offer to certain otherwise Eligible Investors that purchased Subject Securities during the Relevant Period even if now outside the applicable period of limitations or repose.

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Determining when a statute of limitations or repose expires under federal or state law can be a difficult issue and you should consult with an attorney if you have any questions regarding how federal or state statutes of limitations or repose may apply to any claims you may have.

We cannot predict, if you are an Eligible Current Investor, whether the amounts you would receive in the Rescission Offer as a result of tendering your Subject Securities would be greater than the amounts you may receive for the Subject Securities from a third-party buyer. Nor can we predict whether the amounts that a third-party buyer might pay for the Subject Securities will be affected by the Rescission Offer.

If you are an Eligible Current Investor, the amount you would receive in the Rescission Offer as a result of tendering the Subject Securities is determined by a set formula which is not tied to the market value of the Subject Securities at the time the Rescission Offer closes on the Expiration Date. The amount you would receive in the Rescission Offer will be reduced by the amount of any interest, coupon payments, principal or other income received on such Applicable Securities pursuant to their terms. In addition, when you accept the Rescission Offer, you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to us any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you. As a result, if you are an Eligible Current Investor and accept the Rescission Offer, you may receive or retain less than the market value of the Subject Securities that you would be tendering to us. Further, we cannot anticipate subsequent market developments, whether at the time or after payment is made, or the future market value of the Subject Securities, nor can we predict whether such market value will be affected by the Rescission Offer.

You may be subject to certain tax consequences if you accept or reject the Rescission Offer.

Your decision to accept or reject the Rescission Offer may subject you to certain U.S. federal income tax consequences. See “United States Tax Considerations” below.

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USE OF PROCEEDS

We will receive no proceeds from the Rescission Offer. We do not expect to receive any proceeds from resales of outstanding Subject Securities by UBS Securities LLC, UBS Financial Services Inc. or any of our other affiliates in market-making transactions. We expect our affiliates to retain the proceeds of their market-making resales and not to pay the proceeds to us.

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THE RESCISSION OFFER

Background and Reasons for the Rescission Offer

The Subject Securities were originally issued by an affiliate of CSG, pursuant to a registration statement under Section 5 of the Securities Act. Affiliates of CSG made a market in the Subject Securities, including by conducting secondary resales of the Subject Securities to unaffiliated investors (i.e., the Market-Making Transactions), without an effective registration statement under the Securities Act. On the Merger Date, upon the merger between UBS Group AG and CSG, UBS Group AG was substituted as issuer with respect to the then outstanding Subject Securities, and affiliates of the Issuer continued the Market-Making Transactions until July 2025, without an effective registration statement under the Securities Act. As such, certain offers and sales of the Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the Subject Securities in an Applicable Transaction. The Issuer has therefore elected to make the Rescission Offer to those purchasers.

On [●], 2026, we filed a registration statement on Form F-3 of which this prospectus forms a part. The outstanding Subject Securities have been registered by means of this registration statement.

The Rescission Offer is not an admission that we or our affiliates did not comply with applicable federal securities law requirements as to specific securities or transactions, nor is it a waiver by us or our affiliates of any applicable statute of limitations or repose.

Effect of the Rescission Offer

If you reject, or fail to accept, the Rescission Offer on or before the Expiration Date, or if you accept the Rescission Offer but we determine that you are not eligible to accept the Rescission Offer under the terms set forth in this prospectus, you will retain ownership of any Subject Securities you still hold and will not receive any payment for such Subject Securities. In addition, any Subject Securities that you still hold, for purposes of applicable federal securities law, will have been registered as of the date of this prospectus.

We believe that the applicable statute of limitations for potential claims for rescission or rescissory damages under the Securities Act is one year from the date of sale of such security in violation of the federal registration requirements, and the statute of repose is three years after such sale. Determining when a statute of limitations or repose expires under federal or state law can be a difficult issue, and you should consult with an attorney if you have any questions regarding how federal or state statutes of limitations or repose may apply to any claims you have or regarding any of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.

Your acceptance of the Rescission Offer may preclude you from later seeking similar relief, if any is available. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects (or is deemed to reject) the Rescission Offer, that such person is legally barred from asserting such claims as a result of the Rescission Offer. For federal securities law purposes, it is unclear what the effect of a rejection of or the failure to accept a rescission offer may be on an offeree’s right to bring a civil action against the rescission offeror for failure to register a securities transaction under the Securities Act before expiration of the applicable statute of limitations or repose. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief. Each person is urged to consider this possibility with respect to the Rescission Offer. The Rescission Offer is not an admission that we or our affiliates did not comply with applicable federal requirements as to specific securities, nor is it a waiver by us or our affiliates of any applicable statute of limitations or repose. However, we have decided to make the Rescission Offer to certain otherwise Eligible Investors that purchased Subject Securities during the Relevant Period even if now outside the period of limitations or repose.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

The above discussion relates primarily to your potential rescission rights and does not address other provisions of federal securities laws or rights under state securities laws, common law or equity. We believe that the Market-Making Transactions were exempt from registration under state laws. Furthermore, we believe that the Rescission Offer is exempt from registration under state laws. See “Risk Factors—Risks Relating to the Rescission Offer—The Rescission Offer may not bar claims relating to non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount” and “Risk Factors—Risks Relating to the Rescission Offer—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

The Subject Securities have now been registered by means of the registration statement on Form F-3 of which this prospectus forms a part. Accordingly, whether or not you accept the Rescission Offer, as of the date of this prospectus, your Subject Securities will be deemed to have been offered and sold under an effective registration statement. The Subject Securities currently are unrestricted securities, meaning that they are not “restricted securities” within the meaning of Rule 144 under the Securities Act, and are freely tradeable (other than by us or any of our affiliates).

Terms of the Rescission Offer

If you are an Eligible Investor and validly accept the Rescission Offer on or before the Expiration Date, you will have the right to receive from us the Rescission Offer Proceeds, subject to the terms below.

Subject Securities

The Subject Securities were originally issued by an affiliate of CSG and guaranteed by CSG. In November 2020, the original issuer was substituted with CSG with respect to four of the series of Subject Securities then outstanding, and on the Merger Date, upon the merger between UBS Group AG and CSG, UBS Group AG was substituted as issuer with respect to the then outstanding Subject Securities, as indicated below.

Title of Security	Issuer	CUSIP No.; ISIN No.	Principal Amount Outstanding**	Maturity Date	Issuance Prospectus
4.875% Senior Notes due 2045	UBS Group AG (CSG until the Merger Date)	902613AY4; US902613AY48	$1,924,666,000	May 15, 2045	https://www.sec.gov/Archives/edgar/data/1159510/000104746915009228/ a2226897z424b3.htm
4.550% Senior Notes due 2026	UBS Group AG (CSG until the Merger Date)	902613BB3; US902613BB36	$1,982,535,000	April 17, 2026	https://www.sec.gov/Archives/edgar/data/1159510/000104746916016156/ a2230018z424b3.htm
3.750% Senior Notes due 2025*	UBS Group AG (CSG until the Merger Date)	902613AX6; US902613AX64	N/A	March 26, 2025	https://www.sec.gov/Archives/edgar/data/1159510/000104746915009228/ a2226897z424b3.htm
3.800% Senior Notes due 2023*	CSG	225433AT8; US225433AT80	N/A	June 9, 2023	https://www.sec.gov/Archives/edgar/data/1159510/000104746916016156/ a2230018z424b3.htm
3.800% Senior Notes due 2022*	Credit Suisse Group Funding (Guernsey) Limited (guaranteed by CSG)	225433AH4; US225433AH43	N/A	September 15, 2022	https://www.sec.gov/Archives/edgar/data/1159510/000104746915009228/ a2226897z424b3.htm

*	These securities have matured.
**	Only Eligible Investors may participate in the Rescission Offer.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

The Subject Securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The Subject Securities do not have the benefit of any agency or governmental guarantee.

Eligibility Requirements

To be eligible to participate in the Rescission Offer with respect to a given Subject Security, you must make representations and warranties and provide us with evidence to the following effects:

1.	To be deemed an “Eligible Current Investor”:

1.1.

You purchased the relevant Subject Security during the Relevant Period either (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time (for the avoidance of doubt, if you purchased the relevant Subject Securities from UBS Group AG or an affiliate of UBS Group AG before the Merger Date, you will not be considered an Eligible Current Investor with respect to such Subject Security); and

1.2.

You still hold such Applicable Security as of the date of this prospectus, and will continue to hold (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind.

2.	To be deemed an “Eligible Former Investor”:

2.1.

You purchased the relevant Subject Security during the relevant period either (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time (for the avoidance of doubt, if you purchased the relevant Subject Securities from UBS Group AG or an affiliate of UBS Group AG before the Merger Date, you will not be considered an Eligible Former Investor with respect to such Subject Security); and

2.2.

You no longer hold such Applicable Security as of the date of this prospectus and such Applicable Security has either (i) matured at a loss or (ii) been sold at a loss, in each case provided that you continuously held such Applicable Security until the time of maturity or sale, as applicable.

Eligible Current Investors and Eligible Former Investors are collectively referred to as “Eligible Investors.”

For the avoidance of doubt, you should assess whether you meet the requirements to qualify as an Eligible Current Investor or an Eligible Former Investor in respect of each Subject Security. For example, you may be an Eligible Current Investor with respect to one Subject Security and an Eligible Former Investor with respect to another. You should make this assessment for each Subject Security in respect of which you wish to accept the Rescission Offer.

The following investors will not be considered Eligible Investors for purposes of the Rescission Offer: (i) holders who purchased Subject Securities through us or our affiliates (or, prior to the Merger Date, through CSG or its affiliates at the time) as agent and not as principal, in respect of Subject Securities acquired pursuant to such transactions; (ii) holders who, either to cover short positions or otherwise, borrowed Subject Securities from us or our affiliates (or, prior to the Merger Date, from CSG or its affiliates at the time), in respect of Subject Securities borrowed pursuant to such transactions; and (iii) holders of call options, put options or other types of options to purchase, sell or otherwise indirectly acquire or dispose of the Subject Securities or an indirect interest therein, in respect of such options.

If you do not meet the requirements to be considered an Eligible Investor, you are not entitled to participate in the Rescission Offer. In particular, if you purchased Subject Securities from CSG or an affiliate of CSG at such time before May 1, 2022, you are not an Eligible Investor with respect to such Subject Securities.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Evidence of Eligibility

If you are an Eligible Current Investor:

To demonstrate your eligibility to participate in the Rescission Offer with respect to a Subject Security, you will be required to provide the following documentation when accepting the Rescission Offer pursuant to the terms of this prospectus:

1.

A signed acceptance agreement a form of which is included in Appendix C (Current Investor Acceptance Form), by which the Eligible Current Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements described under “—Acceptance or Rejection of the Rescission Offer—Representations of Eligible Investors”; and

2.

Satisfactory evidence that you purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that you continue to hold such Applicable Security as of the date of this prospectus, and will continue to hold it (through ATOP pursuant to the Rescission Offer) until the Expiration Date. For such purposes, the Issuer is prepared to accept the following evidence:

(a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from the Issuer or an affiliate of the Issuer (for an Applicable Transaction during the Relevant Period on or after the Merger Date) or from CSG or an affiliate of CSG at such time (for an Applicable Transaction during the Relevant Period prior to the Merger Date) and (ii) purchase price information of such Applicable Security, and demonstrating the continued holding of such Applicable Security until at least the date of this prospectus; and/or

(b)

Receipt, transaction or trade confirmation statement reflecting (i) for an Applicable Transaction during the Relevant Period on or after the Merger Date, the Issuer or an affiliate of the Issuer or (ii) for an Applicable Transaction during the Relevant Period prior to the Merger Date, CSG or an affiliate of CSG at such time, as a principal seller of such Applicable Security in such Applicable Transaction.

If you are an Eligible Former Investor:

To demonstrate your eligibility to participate in the Rescission Offer with respect to a Subject Security, you will be required to provide the following documentation when accepting the Rescission Offer pursuant to the terms of this prospectus:

1.

A signed acceptance agreement a form of which is included in Appendix A (Former Investor Acceptance Form), by which the Eligible Former Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements described under “—Acceptance or Rejection of the Rescission Offer—Representations of Eligible Investors”; and

2.

Satisfactory evidence that you purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that such Applicable Security subsequently was sold in a bona fide transaction or matured, in each case at a loss. For such purposes, the Issuer is prepared to accept the following evidence:

(a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from the Issuer or an affiliate of the Issuer (for an Applicable Transaction during the Relevant Period on or after the Merger Date) or from CSG or an affiliate of CSG at such time (for an Applicable Transaction during the Relevant Period prior to the Merger Date), (ii) purchase price information of such Applicable Security and (iii) the subsequent Applicable Disposition (and sale or maturity price information, as applicable) of such Applicable Security before the date of this prospectus, and demonstrating the continued holding of such Applicable Security until the time of the Applicable Disposition; and/or

(b)	With respect to an Applicable Transaction: receipt, transaction or trade confirmation statement reflecting (i) for an Applicable Transaction during the Relevant Period on or after the Merger Date, the

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Issuer or an affiliate of the Issuer or (ii) for an Applicable Transaction during the Relevant Period prior to the Merger Date, CSG or an affiliate of CSG at such time, as a principal seller of such Applicable Security in such Applicable Transaction; and/or

(c)

With respect to an Applicable Disposition: receipt, transaction or trade confirmation statement reflecting such Applicable Security being sold or matured, including the date, price and other relevant details of the sale; and/or

(d)

With respect to the loss as a result of an Applicable Disposition: tax documents, such as IRS Form 1099-B, evidencing the losses incurred on the Applicable Disposition of such Applicable Security prior to the date of this prospectus.

If you are both an Eligible Current Investor and an Eligible Former Investor in the same series of Subject Securities you must provide evidence as shown above in your capacity as Eligible Current Investor and Eligible Former Investor, as applicable.

ALL DETERMINATIONS WITH RESPECT TO THE EVIDENCE SUBMITTED FOR PURPOSES OF MEETING THE ELIGIBILITY REQUIREMENTS TO ACCEPT THE RESCISSION OFFER WILL BE MADE BY US, IN OUR SOLE DISCRETION, WHICH DETERMINATIONS SHALL BE FINAL AND BINDING. WE RESERVE THE RIGHT TO, AT ANY TIME, REQUEST ANY ADDITIONAL INFORMATION OR EVIDENCE THAT WE MAY DEEM REASONABLY APPROPRIATE TO DEMONSTRATE THAT YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE INVESTOR.

Upon receipt and review of the evidence package submitted with your acceptance of the Rescission Offer, we may, in our sole discretion, but are under no obligation to, inform you of any insufficiency or inconsistency identified in the evidence provided and give you the opportunity to supplement the evidence as required, provided such supplemental evidence is received by us on or before the Expiration Date. For the avoidance of doubt, we are under no obligation to accept any evidence submission after the Expiration Date or to provide a cure period for insufficient or inconsistent evidence. We expect to make a final determination as to whether you meet the requirements to be considered an Eligible Investor no later than the date that is five business days after the Expiration Date.

We and others will rely upon the truth and accuracy of the foregoing evidence for purposes of the Rescission Offer and we and our affiliates reserve the right to take all actions available at law to recover any losses incurred as a result of such reliance in case any of such evidence proves to be inaccurate, incorrect, false or misleading.

Rescission Offer Proceeds

Description of Rescission Offer Proceeds

If you are an Eligible Investor and you validly accept the Rescission Offer, the price you will receive for a particular Applicable Security (such price in respect of such Applicable Security, the “Rescission Offer Proceeds”) will depend on whether you are an Eligible Current Investor or an Eligible Former Investor with respect to such Applicable Security and be determined as follows:

•

If you are an Eligible Current Investor with respect to such Applicable Security, if you accept the Rescission Offer in respect of such Applicable Security in accordance with the terms hereof, we will pay you an amount equal to the purchase price you paid for such Applicable Security in the Applicable Transaction, plus interest on such purchase price from the settlement date of the Applicable Transaction to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Settlement Date, less the amount of any interest, coupon payments, principal or other income received on such Applicable Security, as represented in the following formula:

A =	P + I – R

where:

A =	Rescission Offer Proceeds

P =	purchase price

I =

interest equal to the Index Rate (as defined below) for such Applicable Security multiplied by the purchase price and multiplied by the aggregate of the Day-Count Fractions (as defined below) for each calendar year within the Eligible Current Investor Applicable Period

R =	total amount of any interest, coupon payments, principal or other income received by the Eligible Current Investor on the Applicable Security

•

If you are an Eligible Former Investor with respect to such Applicable Security, if you accept the Rescission Offer in respect of such Applicable Security in accordance with the terms hereof, we will pay you an amount equal to the excess, if any, of the purchase price you paid for such Applicable Security in the Applicable Transaction over the proceeds from the Applicable Disposition of such Subject Security, plus interest (i) on the purchase price you paid for the Applicable Security in the Applicable Transaction from the settlement date of the Applicable Transaction to, and including, the date of the Applicable Disposition and (ii) on the loss realized from the Applicable Disposition from the date of the Applicable Disposition to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date, less the amount of any interest, coupon payments, principal (except for principal repaid at maturity) or other income received on such Applicable Security, as represented in the following formula:

A =	(P–D)+ I1 + I2 – R

where:

A =	Rescission Offer Proceeds

P =	purchase price

D =	proceeds from the Applicable Disposition

I1 =

interest equal to the Index Rate (as defined below) for such Applicable Security multiplied by the purchase price and multiplied by the aggregate of the Day-Count Fractions (as defined below) for each calendar year within the Eligible Former Investor Holding Applicable Period

I2 =

interest equal to the Index Rate (as defined below) for such Applicable Security multiplied by the loss realized from the Applicable Disposition (i.e., P-D) and multiplied by the aggregate of the Day-Count Fractions (as defined below) for each calendar year within the Eligible Former Investor Applicable Period

R =	total amount of any interest, coupon payments, principal (except for principal repaid at maturity), or other income received by the Eligible Former Investor on the Applicable Security

All references to the purchase price or proceeds from an Applicable Disposition exclude any accrued interest, fees, selling concessions or other additional amounts.

Interest Component of the Rescission Offer Proceeds

In calculating the Rescission Offer Proceeds we will use an interest rate calculated for a particular Applicable Security on the basis of the yield-to-worst value for the Bloomberg Investment Grade: Banking Total Return Index Unhedged (the “Index”) on the settlement date of the Applicable Transaction in which the applicable Eligible Investor purchased such Applicable Security (or, if the Index was not published on such date, on the next succeeding date on which the Index was published), plus a 100 basis point margin (the “Index Rate”). The Index can be accessed at www.bloomberg.com/indices (I00408US Index Ticker).

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

For purposes of determining the amount of interest included in the Rescission Offer Proceeds in respect of a particular Applicable Security, the day-count fraction for any calendar year within an Applicable Period shall be equal to the actual number of days in such calendar year that occur during such Applicable Period divided by the actual number of days in such calendar year (i.e., Actual/Actual) (the “Day-Count Fraction”).

Although this prospectus uses the term “interest” when describing the calculation of the Rescission Offer Proceeds, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes, but rather is included in the amount realized from the sale of the Subject Securities.

Deduction of any interest, coupon payments, principal or other income due on Subject Securities

If you are an Eligible Current Investor, you will continue to receive any interest, coupon payments, principal or other income due on your Subject Security pursuant to its terms until you tender such Subject Security to us through ATOP; provided, however, that (i) any such amounts received by you prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus. and (ii) you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to us any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you.

If you are an Eligible Former Investor, any interest, coupon payments, principal (except for principal repaid at maturity) or other income received on such Subject Security prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus and you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to us any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you.

As a result, if you accept the Rescission Offer in respect of any Subject Security, (1) the amount equal to the purchase price you paid for such Subject Security, plus interest on such purchase price (as described in the calculation of the Rescission Offer Proceeds), in case you are an Eligible Current Investor or (2) the amount equal to the excess, if any, of the purchase price you paid for such Subject Security over the proceeds from the subsequent sale or maturity of such Subject Security, plus interest (as described in the calculation of the Rescission Offer Proceeds) in case you are an Eligible Former Investor, will be offset in part or in full by deductions made by us or reimbursements you owe to us to account for any interest, coupon payments, principal (except for principal repaid at maturity) or other income due on such Subject Security pursuant to its terms.

Therefore, you may not receive any amount as a result of accepting the Rescission Offer. You must make your own decision whether to accept or reject the Rescission Offer. We are not making any determinations as to whether it is in your economic interest to do so. We urge you to carefully review this prospectus before deciding whether or not to accept or reject the Rescission Offer.

Publication of Rescission Offer Proceeds

We will endeavor to publish in a press release with available information regarding the results of the Rescission Offer as soon as practicable following the Expiration Date. Eligible Investors that have validly accepted the Rescission Offer will be informed individually of the Rescission Offer Proceeds in respect of their Applicable Securities as soon as practicable following the Expiration Date and processing of the documents in support of their eligibility provided through the Rescission Offer On-line Portal.

We are unable to calculate indicative Rescission Offer Proceeds for Eligible Investors as the final amount of Rescission Offer Proceeds for each such investor will depend on various factors that may be unknown to us,

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

including the prices paid in Applicable Transactions or received in Applicable Disposition and the dates of Applicable Dispositions. Eligible Investors should make their own calculations of the Rescission Offer Proceeds.

We advise you to consult your financial, legal, and tax advisers, as you deem appropriate, before making any decision with respect to the Rescission Offer.

Payment of the Rescission Offer Proceeds

The Rescission Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on [●], 2026.

If you are an Eligible Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms hereof, we will cause payment of the Rescission Offer Proceeds to be made to you on the Settlement Date, which is expected to be no later than ten business days following the Expiration Date. Payment will be made through DTC or via bank transfer of immediately available funds to your bank account.

None of us, our affiliates or any of our or our affiliates’ executive officers or directors makes any recommendations to any person with respect to the Rescission Offer. We urge you to read this prospectus carefully and to make an independent evaluation with respect to the Rescission Offer. We also urge you to consult with your advisers, as you deem appropriate, before accepting or rejecting the Rescission Offer.

BY ACCEPTING THE RESCISSION OFFER YOU WILL NOT BE ENTITLED TO ANY OTHER PAYMENTS ON YOUR APPLICABLE SECURITIES OTHER THAN PAYMENT OF THE RESCISSION OFFER PROCEEDS AS DETAILED ABOVE.

The disposal of the Subject Securities pursuant to the Rescission Offer may be subject to information reporting requirements of the Internal Revenue Service (the “IRS”). You may also be subject to backup withholding on payments in respect of your Subject Securities unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Before the settlement of the Rescission Offer Proceeds, U.S. holders (which include U.S. citizens and residents) will need to complete and return the IRS Form W-9 and non-U.S. holders will need to complete IRS Form W-8. Please review the section entitled “United States Tax Considerations” to determine if you qualify as a U.S. holder or a non-U.S. holder. You may participate in the Rescission Offer even if you do not complete your IRS withholding form (W-9 or W-8). However, if your properly completed IRS withholding form (W-9 or W-8) is not received before the settlement of the Rescission Offer Proceeds, we may be required to withhold additional amounts from the Rescission Offer Proceeds and the IRS may impose certain penalties.

Acceptance or Rejection of the Rescission Offer

YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.

All acceptances of the Rescission Offer will be deemed to be effective on the Expiration Date, at which time your right to accept the Rescission Offer will terminate. You can withdraw any previous acceptance of the Rescission Offer prior to the Expiration Date. While withdrawals may not be revoked, and any Subject Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Rescission Offer, such Subject Securities may be re-tendered by following the procedures described in “—How to accept the Rescission Offer” at any time on or before the Expiration Date. Whether or not you accept the Rescission Offer, as of the date of this prospectus, the Subject Securities will be deemed to have been offered and sold under an effective registration statement.

IT IS UNCLEAR WHAT THE EFFECT OF ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER WILL BE ON YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US ALLEGING A FAILURE TO REGISTER THE MARKET-MAKING TRANSACTIONS UNDER FEDERAL SECURITIES LAWS. HOWEVER, FEDERAL LAW DOES PROVIDE THAT YOU MAY LOSE ANY RESCISSION RIGHTS UNDER FEDERAL SECURITIES LAWS ONE YEAR FROM THE DATE OF PURCHASE OF THE

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

APPLICABLE SECURITIES AND THREE YEARS FROM THE DATE SUCH SECURITIES WERE BONA FIDE OFFERED TO THE PUBLIC.

How to accept the Rescission Offer

You may accept the Rescission Offer for any number of Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof.

If you are an Eligible Current Investor: Because the outstanding Subject Securities are represented by global book-entry notes, DTC or its nominee is treated as the registered holder of such Subject Securities and will be the only entity that can tender such Subject Securities for repurchase by us. Therefore, to tender your Applicable Securities in order to obtain the Rescission Offer Proceeds for them, you must instruct the institution where you hold your Applicable Securities to tender your Applicable Securities on your behalf so that they are received on or before the Expiration Date.

YOU SHOULD CONSULT YOUR BROKER OR BANK WHERE YOU HOLD YOUR APPLICABLE SECURITIES TO DETERMINE THE PREFERRED PROCEDURE FOR TENDERING YOUR APPLICABLE SECURITIES.

IF YOU WISH TO ACCEPT THE RESCISSION OFFER, PLEASE INSTRUCT YOUR BROKER OR BANK WHERE YOU HOLD YOUR APPLICABLE SECURITIES IN TIME FOR YOUR APPLICABLE SECURITIES TO BE TENDERED TO US ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR TENDER OF SUBJECT SECURITIES HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE CURRENT INVESTOR TO ACCEPT THE RESCISSION OFFER.

PLEASE NOTE THAT DTC, ITS PARTICIPANTS AND THE BANKS OR BROKERS WHERE YOU HOLD YOUR SUBJECT SECURITIES WILL ESTABLISH THEIR OWN CUT-OFF DATES AND TIMES FOR THE TENDER OF THE SUBJECT SECURITIES, WHICH MAY BE EARLIER THAN THE EXPIRATION DATE.

In addition, you must complete, sign and date the accompanying Current Investor Acceptance Form, included as Appendix C, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), together with the supporting evidence required therein, so that it is received by us on or before the Expiration Date.

The Current Investor Acceptance Form must be legible. If you choose to accept the Rescission Offer, we recommend that you return the Current Investor Acceptance Form sufficiently in advance of the Expiration Date to ensure its receipt by us by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

If you choose to accept the Rescission Offer, you will be deemed to have made to us the representations and warranties, acknowledgements and agreements set forth under “—Representations of Eligible Investors” below.

If you tender your Subject Security to us through ATOP, you will cease to receive any interest, coupon payments, principal or other income due on such Subject Security pursuant to its terms upon such tender; provided, however, that (i) any such amounts due to you prior to or during the Rescission Offer, or following the Expiration Date, that remain unpaid because of your tender of such Subject Security through ATOP will not be deducted from the Rescission Offer Proceeds pursuant to this prospectus (and, conversely, any such amounts that are received by you prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus) and (ii) you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

will repay to us any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you. See “—Terms of the Rescission Offer—Rescission Offer Proceeds.” You will resume receipt of interest, coupons payments, principal and other income due on such Subject Security pursuant to its terms upon a valid withdrawal of such previously tendered Subject Security. See “—Terms of the Rescission Offer—How to Reject the Rescission Offer.”

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or the tender of the Subject Securities or evidence of eligibility) will be made by us, in our sole discretion, which determinations shall be final and binding.

If you are an Eligible Former Investor: In the event you elect to accept the Rescission Offer, you must complete, sign and date the accompanying Former Investor Acceptance Form, included as Appendix A to this prospectus, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), so that it is received by us (together with the supporting evidence required therein) on or before the Expiration Date.

The Former Investor Acceptance Form must be legible. If you choose to accept the Rescission Offer, we recommend that you return the Former Investor Acceptance Form sufficiently in advance of the Expiration Date to ensure its receipt by us by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

If you choose to accept the Rescission Offer, any interest, coupon payments, principal (except for principal repaid at maturity) or other income received on such Subject Security prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus and you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to us any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you.

WE MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED FORMER INVESTOR ACCEPTANCE FORM (TOGETHER WITH APPROPRIATE SUPPORTING EVIDENCE) ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR FORMER INVESTOR ACCEPTANCE FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE FORMER INVESTOR TO ACCEPT THE RESCISSION OFFER.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or evidence of eligibility) or the Former Investor Acceptance Form will be made by us, in our sole discretion, which determinations shall be final and binding.

If you are both an Eligible Current Investor and an Eligible Former Investor, in order to accept the Rescission Offer in respect of both the Applicable Securities held by you as an Eligible Current Investor and those formerly held as an Eligible Former Investor, you must follow the process for accepting the Rescission Offer in each such capacity separately with respect to the relevant Applicable Securities.

Representations of Eligible Investors

By accepting the Rescission Offer, each Eligible Investor will be deemed to have represented and warranted, acknowledged to, and agreed with, us that such Eligible Investor:

1.	has received and reviewed the information contained in this prospectus;

2.

elects to accept the Rescission Offer with respect to the specified Subject Securities, and understands that he, she or it will no longer be entitled to any payments on such Subject Securities beyond those received in the Rescission Offer;

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3.	meets the requirements to be considered an Eligible Investor, as set out under “—Terms of the Rescission Offer—Eligibility Requirements” above, including:

3.1.

if an Eligible Current Investor, such investor (1) purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time; and (2) has continued to hold the Subject Securities in respect of which the Rescission Offer is accepted until the date of this prospectus, and will continue to hold such Subject Securities (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and UBS Group AG will acquire good, indefeasible and unencumbered title to such Subject Securities, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the tender of the same is accepted by UBS Group AG;

3.2.

if an Eligible Former Investor, such investor (1) purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time; and (2) no longer holds the Subject Securities in respect of which the Rescission Offer is accepted as at the date of this prospectus, and such Subject Securities matured at a loss or were sold at a loss (provided, in each case, that such investor continuously held such relevant Subject Security until the time of maturity or sale, as applicable);

3.3.

if an Eligible Current Investor, is the beneficial owner or the authorized representative of the beneficial owner of the Subject Securities in respect of which he, she or it is accepting the Rescission Offer, or, if an Eligible Former Investor, was the beneficial owner or is the authorized representative of the former beneficial owner of those Subject Securities when acquired during the Relevant Period (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time, and has full power and authority to accept the Rescission Offer;

3.4.

if an Eligible Current Investor, will not sell, pledge, hypothecate or otherwise encumber or transfer any Subject Securities in respect of which he, she or it is accepting the Rescission Offer, from the date of acceptance of the Rescission Offer, and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

3.5.

in evaluating the Rescission Offer and in making the decision whether to participate therein, has made his, her or its own independent appraisal of the matters referred to in this prospectus and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to him, her or it by us other than those contained in this prospectus;

3.6.	is not a Sanctioned Person (as defined below) and none of its subsidiaries is a Sanctioned Person;

3.7.

will not, directly or indirectly, use the Rescission Offer Proceeds, or lend, contribute, or otherwise make available the Rescission Offer Proceeds to any subsidiary, agent, joint venture partner, or other person: (x) to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory (as defined below), or (y) in any other manner; in each case that would result in a violation of Sanctions (as defined below), constitute Sanctionable Activity (as defined below) under Sanctions with respect to any person participating in the Rescission Offer, whether as Issuer, Eligible Investor, or otherwise or would result in a violation of any applicable anti-money laundering, anti-terrorism or anti-corruption laws and regulations;

3.8.	acknowledges and agrees that any violation of clauses 3.6 or 3.7 above constitutes a material change in the commercial risks and benefits of the transactions contemplated hereby;

3.9.	(i) acknowledges and agrees that any interest, coupon payments, principal or other income due on the specified Subject Securities pursuant to their terms received by such Eligible Investor prior to or

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Pursuant to 17 C.F.R. Section 200.83

during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus and (ii) will repay to UBS Group AG any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to the Eligible Investor;

3.10.

understands that UBS Group AG, its affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any of the acknowledgements, representations and warranties made by his, her or its acceptance of the Rescission Offer are at any time prior to the consummation of the Rescission Offer no longer accurate, he, she or it shall promptly notify us and that any such acknowledgement, representation or warranty not being true and accurate when given and/or ceasing so to be true and accurate may invalidate any acceptance of the Rescission Offer;

3.11.

if delivering the Subject Securities as a fiduciary or agent for one or more investor accounts, has sole investment discretion with respect to each such account and full power to make the foregoing acknowledgements, representations and warranties on behalf of such account;

3.12.	any documentation provided to UBS Group AG evidencing the foregoing acknowledgements, representations and warranties is true, correct and complete;

3.13.	his, hers or its participation in the Rescission Offer will not constitute or result in a violation of any provisions of applicable U.S. federal, state, local or foreign law; and

3.14.

will execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions applicable to the Rescission Offer.

For purposes of the above:

•

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not it is a legal entity, and any sovereign government or agency, instrumentality, or political subdivision, territory, or similar entity or organization;

•

“Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such activity or described by such condition;

•

“Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, the Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria);

•

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory, or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, a Person described in (a) or (b); and

•

“Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, Switzerland, the United Kingdom or the European Union, or United Nations Security Council resolutions, concerning trade and economic sanctions including embargoes; the freezing or blocking of assets of targeted Persons; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular Persons or countries, including any laws threatening to impose such trade and economic sanctions on any Person for engaging in proscribed or targeted behavior.

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Pursuant to 17 C.F.R. Section 200.83

We and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties for purposes of the Rescission Offer, and we and our affiliates reserve the right to take all actions available at law or in equity to recover any losses incurred as a result of such reliance in case any of the foregoing acknowledgements, representations and warranties proves to be inaccurate, incorrect, false or misleading.

Eligible Current Investors: Procedures for Brokers and Banks; DTC ATOP Account

If you are an Eligible Current Investor, in order to accept the Rescission Offer on your behalf, your broker or bank must submit, or cause the DTC participant who holds the Applicable Securities on your behalf to submit, an Agent’s Message (as defined below).

Kroll Issuer Services US (the “Rescission Agent”), on our behalf, will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Subject Securities at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Subject Securities by causing the book-entry transfer of such Subject Securities to our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of the Subject Securities, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the Rescission Agent on or prior to the Expiration Date. The confirmation of a book-entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the Rescission Agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the DTC participant described in such Agent’s Message stating that such DTC participant and beneficial owner agree to be bound by the terms of the Rescission Offer.

Each Agent’s Message must include the following information:

1.	the name of the relevant DTC participant;

2.	the phone number of the relevant DTC participant; and

3.	any additional information deemed necessary by the DTC participant, subject to the applicable character limit.

BY SENDING AN AGENT’S MESSAGE, THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL OWNER FOR WHOM THE SUBJECT SECURITIES ARE BEING TENDERED MEETS THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE CURRENT INVESTOR, STILL HOLDS SUCH SUBJECT SECURITIES AND HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS. WE MAY REQUIRE FURTHER DOCUMENTATION VERIFYING THIS INFORMATION.

The delivery of the Subject Securities through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering the Subject Securities. We will ask the Rescission Agent to instruct DTC to return those Subject Securities, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Subject Securities on behalf of the holders of such Subject Securities. Neither we nor the Rescission Agent is responsible or liable for the return of such Subject Securities to the tendering DTC participants or to the beneficial owners, nor as to the time by which such return is completed.

We reserve the absolute right to reject any or all tenders of outstanding Subject Securities that are not in proper form, including, without limitation, lack of satisfactory records that the tendering holder is an Eligible Current Investor with respect to the Subject Securities tendered, or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding Subject Securities.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Our interpretation of the terms and conditions of the Rescission Offer, including, without limitation, the instructions in any Agent’s Message, will be final and binding; however, an Eligible Current Investor may, in his, her, or its discretion, challenge the rejection of a tender of outstanding Applicable Securities and/or an interpretation of the terms and conditions of the Rescission Offer in a court of competent jurisdiction.

We encourage tenders of outstanding Applicable Securities to be submitted early. Any defect or irregularity in connection with tenders of outstanding Subject Securities must be cured on or before the Expiration Date, unless waived by us. Tenders of outstanding Subject Securities will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither we, nor any other person, will be under any duty to give notice of any defects or irregularities in tenders of outstanding Subject Securities, or will incur any liability to Eligible Current Investors for failure to give any such notice.

How to reject the Rescission Offer

Regardless of whether you are an Eligible Current Investor or an Eligible Former Investor, you do not need to take any action to reject the Rescission Offer. If you do not accept the Rescission Offer on or before the Expiration Date, you will be deemed to have rejected the Rescission Offer and, if you are a Eligible Current Investor, and continue to hold any Subject Securities, you will receive interest payments on such Subject Securities at their stated rate and will be paid their principal amount in accordance with their terms, conditions and risk factors, each as described under “Description of the Subject Securities” and in their respective issuance prospectuses. Furthermore, the Subject Securities not repurchased in the Rescission Offer will be deemed to have been offered and sold under an effective registration statement of which this prospectus forms a part.

If you had previously accepted the Rescission Offer but you change your decision and want to reject the Rescission Offer, you may withdraw your acceptance of the Rescission Offer at any time on or before the Expiration Date, pursuant to the instructions below. If you validly withdraw your acceptance of the Rescission Offer, you will be deemed to have rejected the Rescission Offer. While withdrawals may not be revoked, Subject Securities properly withdrawn may be re-tendered by following the procedures described in “—How to accept the Rescission Offer” above at any time prior to the Expiration Date.

If you are an Eligible Current Investor: For a withdrawal of tendered Subject Securities to be effective, you should contact your bank or broker where your Subject Securities are held and have them submit a properly transmitted “Requested Message” through ATOP, which must be received by the Rescission Agent through ATOP.

IF YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER AND YOU CHANGE YOUR ELECTION, YOU MUST INSTRUCT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU HOLD YOUR SUBJECT SECURITIES IN TIME FOR YOUR TENDER OF SUBJECT SECURITIES TO BE WITHDRAWN ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RESCISSION OFFER. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR RESCISSION OFFER WITHDRAWAL HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE ELIGIBLE TO WITHDRAW YOUR ACCEPTANCE OF THE RESCISSION OFFER.

PLEASE NOTE THAT DTC, ITS PARTICIPANTS AND THE BANKS OR BROKERS WHERE YOU HOLD YOUR SUBJECT SECURITIES WILL ESTABLISH THEIR OWN CUT-OFF DATES AND TIMES FOR THE WITHDRAWAL OF ANY TENDER OF THE SUBJECT SECURITIES, WHICH MAY BE EARLIER THAN THE EXPIRATION DATE.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or the tender of the Subject Securities or evidence of eligibility) will be made by us, in our sole discretion, which determinations shall be final and binding.

Confidential Treatment Requested by UBS Group AG

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Withdrawals of tenders of the Subject Securities by Eligible Current Investors may not be revoked, and any Subject Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Rescission Offer. Properly withdrawn Subject Securities may, however, be re-tendered by following the procedures described in “—How to accept the Rescission Offer” and “—Procedures for Brokers and Banks; DTC ATOP Account” above, at any time prior to the Expiration Date.

If you are an Eligible Former Investor: If you change your decision and want to reject the Rescission Offer after having submitted a Former Investor Acceptance Form, you must complete, sign and date the accompanying Rescission Offer Withdrawal Form, included as Appendix B to this prospectus, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), so that it is received by us on or before the Expiration Date.

The Rescission Offer Withdrawal Form must be legible. If you choose to withdraw and revoke your previous acceptance of the Rescission Offer, we recommend that you return the Rescission Offer Withdrawal Form sufficiently in advance of the Expiration Date to ensure its receipt by us by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

IF YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER AND YOU CHANGE YOUR ELECTION, WE MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED RESCISSION OFFER WITHDRAWAL FORM ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RESCISSION OFFER PURSUANT TO YOUR ELECTION ON THE LAST EFFECTIVE FORMER INVESTOR ACCEPTANCE FORM YOU SUBMITTED. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR RESCISSION OFFER WITHDRAWAL FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE ELIGIBLE TO WITHDRAW YOUR ACCEPTANCE OF THE RESCISSION OFFER.

Withdrawals of their acceptance of the Rescission Offer may not be revoked by Eligible Former Investors, and any such properly withdrawn acceptance will thereafter be deemed not a valid acceptance for purposes of the Rescission Offer. You may, however, re-accept the Rescission Offer by following the procedures described in “—How to accept the Rescission Offer” above, at any time prior to the Expiration Date.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election or tender of Subject Securities or evidence of eligibility) or the withdrawal instructions or the Rescission Offer Withdrawal Form will be made by us, in our sole discretion, which determinations shall be final and binding.

Other Terms and Conditions

The Rescission Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on [●], 2026, i.e., 30 days from the date of this prospectus (including the date of this prospectus and the Expiration Date), unless extended by us. We expressly reserve the right to extend the term of the Rescission Offer. During any extension of the term of the Rescission Offer, all outstanding Subject Securities previously tendered, not validly withdrawn and not yet accepted for rescission will remain subject to the Rescission Offer and may be accepted for rescission by us. To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, to waive any condition to the Rescission Offer.

ALTHOUGH WE HAVE NO PRESENT PLANS OR ARRANGEMENTS TO DO SO, WE RESERVE THE RIGHT TO AMEND, AT ANY TIME, THE TERMS OF THE RESCISSION OFFER. WE WILL GIVE HOLDERS NOTICE OF ANY AMENDMENTS IF REQUIRED BY APPLICABLE LAW.

The conditions to the Rescission Offer are for our sole benefit and may be asserted by us in our sole discretion or may be waived by us, in whole or in part, in our sole discretion, whether or not any other condition

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of the Rescission Offer also is waived. We have not made a decision as to what circumstances would lead us to waive any condition, and any waiver would depend on circumstances prevailing at the time of that waiver. Any determination by us concerning the conditions described in this section shall be final and binding upon all persons, subject to the provision in the penultimate paragraph of the subsection entitled “—Procedures for Brokers and Banks; DTC ATOP Account.”

Any waiver or amendment to the Rescission Offer will be made on a series by series basis, per series of Subject Security, and will apply to all the Subject Securities of such series that were tendered and to all acceptances of the Rescission Offer with respect to such series by Eligible Former Investors. If we make a material change in the terms of the Rescission Offer or if we waive a material condition of the Rescission Offer, we will disseminate additional Rescission Offer materials. If the amendment or waiver is made less than ten business days before the expiration of the Rescission Offer, we will extend the Rescission Offer so that holders have at least ten business days to accept, or withdraw acceptances to, the Rescission Offer.

We expressly reserve the right, in our sole discretion, to terminate the Rescission Offer if any of the conditions set forth in this prospectus have not been satisfied by the Eligible Investors or waived by us. In the event we terminate the Rescission Offer, we will notify you of the termination, and all outstanding Subject Securities previously tendered and not yet accepted for rescission will be returned promptly to the tendering holders.

If any outstanding Subject Securities tendered by Eligible Current Investors are not accepted for rescission for any reason, such Subject Securities will be returned, at our expense, to the tendering holder via book-entry transfer to the account maintained by the holder’s broker or bank at DTC, promptly following the Expiration Date or the termination or withdrawal of the Rescission Offer. The holder’s broker or bank will be responsible for crediting the transfer into the holder’s individual account.

We have engaged the Rescission Agent to facilitate and assist us with the acceptance procedures of the Rescission Offer for Eligible Investors. We have not retained, nor do we intend to retain, any person to make solicitations or recommendations to you in connection with the Rescission Offer.

None of us, our affiliates or the Rescission Agent, nor any of our, our affiliates’ or the Rescission Agent’s officers or directors may make or shall be deemed to have made any recommendations to you with respect to the Rescission Offer. We urge you to read this prospectus carefully and to make an independent evaluation with respect to the Rescission Offer.

Funding the Rescission Offer

We will fund any payments required under the Rescission Offer from available cash.

Questions about the Rescission Offer

If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, if you are an Eligible Former Investor, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance or withdrawal form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF THE SUBJECT SECURITIES

The following description is only a summary of certain terms of the outstanding Subject Securities and the Indentures (as defined below) governing each series of outstanding Subject Securities. We urge you to read the Notes (as defined below) and the Indentures in their entirety because the Notes and the Indentures, which are filed as exhibits to the registration statement of which this prospectus forms a part, and not this summary, define the rights of holders of the outstanding Subject Securities. You may also request a copy of the Notes and the Indentures from us. See “Where You Can Find More Information.” The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indentures and those terms made a part of the Indentures by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). We provide our definitions for the capitalized terms in this section that we otherwise do not define at the end of the relevant subsection.

General

The $1,982,535,000 4.550% Senior Notes due 2026 (CUSIP 902613BB3; ISIN US902613BB36) (the “Notes due 2026”) were originally issued by Credit Suisse Group Funding (Guernsey) Limited (the “Original Issuer”) and guaranteed by CSG and authenticated and delivered by the Trustee under the indenture (as amended and supplemented, the “2026 Indenture”) entered into on April 18, 2016 among the Original Issuer, CSG and U.S. Bank National Association, as trustee (the “Original Trustee”). On November 3, 2020, the Original Issuer, CSG and the Original Trustee entered into a supplemental indenture with respect to the Notes due 2026, pursuant to which CSG was substituted as, and assumed all of the obligations of the Original Issuer as, principal obligor under the Notes due 2026, and its guarantees of the Notes due 2026 ceased to exist. On June 9, 2023, UBS Group AG, CSG and U.S. Bank Trust Company, National Association, as successor in interest to the Original Trustee (the “Trustee”) entered into a second supplemental indenture with respect to the Notes due 2026, pursuant to which, in connection with the merger of CSG with UBS Group AG on the Merger Date, UBS Group AG expressly assumed all of CSG’s obligations as issuer and obligor under the 2026 Indenture and on the Notes due 2026. The $1,924,666,000 4.875% Senior Notes due 2045 (CUSIP 902613AY4; ISIN US902613AY48) (the “Notes due 2045”) were originally issued by the Original Issuer and guaranteed by CSG and authenticated and delivered by the Trustee under the indenture (as amended and supplemented, the “2045 Indenture”) entered into on May 21, 2015 among the Original Issuer, CSG and the Original Trustee. On November 3, 2020, the Original Issuer, CSG and the Original Trustee entered into a supplemental indenture with respect to the Notes due 2045, pursuant to which CSG was substituted as, and assumed all of the obligations of the Original Issuer as, principal obligor under the Notes due 2045, and its guarantees of the Notes due 2045 ceased to exist. On June 9, 2023, UBS Group AG, CSG and the Trustee entered into a second supplemental indenture with respect to the Notes due 2045, pursuant to which, in connection with the merger of CSG with UBS Group AG on the Merger Date, UBS Group AG expressly assumed all of CSG’s obligations as issuer and obligor under the 2045 Indenture and on the Notes due 2045. As used in this prospectus, the “Notes” means, collectively, the Notes due 2026 and the Notes due 2045. As used in this prospectus, “Indentures” means, collectively, the 2026 Indenture and the 2045 Indenture. Although the Notes due 2026 and the Notes due 2045 were issued under separate indentures, for purposes of this “Description of the Subject Securities,” each is referred to herein as a “series” of Notes, and references herein to the Notes refer to each series of Notes, as applicable.

The Notes due 2026 will mature on April 17, 2026 and the Notes due 2045 will mature on May 15, 2045, each of which we refer to as a “Maturity Date.” The Notes of each series were issued in the form of fully registered Global Notes in denominations of $250,000 and integral multiples of $1,000 in excess thereof. The Issuer will pay interest on the Notes due 2026 at a rate of 4.550% per annum on April 18 and October 18 of each year and on the applicable Maturity Date or redemption date, if any. The Issuer will pay interest on the Notes due 2045 at a rate of 4.875% per annum on May 15 and November 15 of each year and on the applicable Maturity Date or redemption date, if any. Each fixed date on which interest on any series of Notes is payable is an “Interest Payment Date.” Except as otherwise specified, the Notes will mature at their par value.

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Interest payments will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or duly made available for payment to but excluding the relevant Interest Payment Date, applicable Maturity Date or redemption date, if any, as the case may be.

If an Interest Payment Date or the applicable Maturity Date or any redemption date for the Notes of any series would fall on a day that is not a Business Day (as defined below), principal and interest otherwise payable on such date will be paid on the next succeeding Business Day with the same effect as if that following Business Day were the date on which the payment were due. The Issuer will not pay any additional interest as a result of the delay in payment. The term “Business Day” with respect to the Notes means (a) any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in the City of New York or in the City of Zurich or in Guernsey and (b) any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in any other place of payment with respect to the Notes.

Interest will be payable to the person in whose name a Note is registered at the close of business on the regular Record Date (as defined below) next preceding the related Interest Payment Date, except that:

(i)

if the Issuer fails to pay the interest due on an Interest Payment Date, the defaulted interest will be paid to the person in whose name the Note is registered at the close of business on the Record Date the Issuer will establish for the payment of defaulted interest; and

(ii)	interest payable at maturity, redemption or repayment will be payable to the person to whom principal shall be payable.

The “Record Date” for the Notes will be, for so long as the Notes are in the form of Global Notes, three Business Days prior to the relevant Interest Payment Date and, in the event that any Notes are not represented by one or more Global Notes, the fifteenth day (whether or not a Business Day) prior to the relevant Interest Payment Date. Interest on the Notes will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

Should the Swiss Resolution Authority order any Restructuring Protective Measures that result in the deferment of any payments of interest or principal when otherwise due and payable, such payments shall be deferred for the period for which the Swiss Resolution Authority requires any such deferment. If and to the extent that any such payments have not been subsequently written-down and cancelled or converted into equity of the Issuer, following any such period, the Issuer will be required to pay any such principal and/or interest on the later of (i) the next Interest Payment Date and (ii) the date that is 15 Business Days after the date on which such period ends. Any such payments of deferred interest or deferred principal shall be made to holders in whose names the Notes are registered at the close of business on a special record date for the payment of such deferred interest and/or deferred principal.

The Notes have been listed on the SIX Swiss Exchange.

The Notes constitute direct, unsecured and senior obligations of the Issuer and rank pari passu with all other unsecured and unsubordinated obligations of the Issuer and without any preference among themselves.

There is no sinking fund for the Notes.

Further Issues

The Issuer may from time to time, without notice to or the consent of the holders of the Notes of the relevant series, create and issue further notes having the same terms and ranking pari passu with any of the outstanding

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Notes due 2026 or the Notes due 2045 in all respects (or the same terms in all respects except for issue dates, public offering prices, initial Interest Payment Dates and initial interest accrual dates). Such further notes will be consolidated and form a single issue with the outstanding Notes due 2026 or the Notes due 2045, as applicable, and will, except as aforesaid, have the same terms as to status, redemption or otherwise as the outstanding Notes due 2026 or the Notes due 2045, as applicable, and payments on such further notes in liquidation will be made on a pro rata basis.

Agreement with Respect to the Exercise of Swiss Resolution Power and the Ordering of Restructuring Protective Measures

By its acquisition of the Notes, each holder of the Notes (including each beneficial owner) acknowledges, agrees to be bound by, and consents to the exercise of, any Swiss Resolution Power with respect to the Issuer that results in the write-down and cancellation and/or conversion into equity of the Issuer of the entire, or a portion of the, principal amount of, and/or accrued interest on, the Notes, irrespective of whether such amounts have already become due and payable prior to such action. By its acquisition of the Notes, each such holder (including each beneficial owner) further acknowledges, agrees to be bound by, and consents to the ordering of any Restructuring Protective Measures that result in the deferment of payment of principal and/or interest under the Notes. By its acquisition of the Notes, each holder of Notes (including each beneficial owner) further acknowledges, agrees and consents that its rights are subject to, and, if necessary, will be altered without such holder’s or owner’s consent, including by means of an amendment or modification to the terms of the relevant Indenture or of the Notes so as to give effect to any such exercise of the Swiss Resolution Power or any such ordering of Restructuring Protective Measures. For the avoidance of doubt, this acknowledgement, agreement and consent does not qualify as a waiver of the rights, procedural or otherwise, existing for creditors generally, and the holder of Notes specifically, under the applicable banking regulation pursuant to which any Swiss Resolution Power is exercised.

As used in this “Description of the Subject Securities”:

A “Swiss Resolution Power” means any statutory power of the Swiss Resolution Authority that it may exercise during Restructuring Proceedings as set forth in article 28 et seq. of the Swiss Federal Act of November 8, 1934, on Banks and Savings Banks, as may be amended from time to time (referred to herein as the “Swiss Banking Act”) and article 40 et seq. of the Ordinance of August 30, 2012 of the Swiss Financial Market Supervisory Authority FINMA on the Insolvency of Banks and Securities Dealers, as may be amended from time to time (referred to herein as the “Swiss Banking Insolvency Ordinance”), or in any successor Swiss law or regulation or analogous Swiss law or regulation applicable to bank holding companies in Switzerland such as the Issuer, including, without limitation, the power to (a) transfer the assets of the entity subject to such Restructuring Proceedings, or portions thereof, together with such entity’s debt and other liabilities, or portions thereof, and contracts, to another entity, (b) stay (for a maximum of two business days in the case of the Notes due 2026 or 48 hours in the case of the Notes due 2045) the termination of, and the exercise of rights to (i) terminate, netting rights, right to enforce or dispose of certain types of collateral or rights to transfer claims, liabilities or certain collateral under contracts (in the case of the Notes due 2026), or (ii) terminate relating to, financial contracts (in the case of the Notes due 2045), to which the entity subject to such Restructuring Proceedings is a party, (c) convert the debt of the entity subject to such Restructuring Proceedings into equity, and/or (d) partially or fully write-down the obligations of the entity subject to such Restructuring Proceedings. A “Protective Measure” means any protective measure that the Swiss Resolution Authority may order pursuant to any statutory power set forth in article 26 of the Swiss Banking Act, or in any successor Swiss law or regulation or analogous Swiss law or regulation applicable to bank holding companies in Switzerland such as the Issuer, including, without limitation, (a) giving instructions to the governing bodies, (b) appointing an investigator of the respective entity, (c) stripping governing bodies of their power to legally represent the respective entity or remove them from office, (d) removing the regulatory or company-law audit firm from office, (e) limiting the respective entity’s business activities, (f) forbidding the respective entity to make or accept payments or undertake security trades, (g) closing down the respective entity, or (h) except for with respect to mortgage-secured receivables of central mortgage bond institutions, ordering a moratorium or deferral of payments.

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“Restructuring Protective Measures” means any Protective Measures ordered by the Swiss Resolution Authority with respect to the Issuer that are ordered or confirmed upon the opening of Restructuring Proceedings by the Swiss Resolution Authority with respect to the Issuer or during any such Restructuring Proceedings.

“Non-Restructuring Protective Measures” means any Protective Measures ordered by the Swiss Resolution Authority with respect to the Issuer that are ordered outside of and independently of any Restructuring Proceedings that have been opened by the Swiss Resolution Authority with respect to the Issuer.

“Swiss Resolution Authority” means FINMA or other authority in Switzerland that is competent under Swiss law to exercise a Swiss Resolution Power or to order Protective Measures at the relevant time.

“FINMA” means the Swiss Financial Market Supervisory Authority FINMA and any successor thereto.

“Restructuring Proceedings” means restructuring proceedings within the meaning of article 28 et seq. of the Swiss Banking Act, and article 40 et seq. of the Swiss Banking Insolvency Ordinance, or any successor Swiss law or regulation or analogous Swiss law or regulation applicable to banks or bank holding companies in Switzerland such as the Issuer.

By its acquisition of Notes, each holder of Notes (including each beneficial owner) waives any and all claims, in law and/or in equity, against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with (i) the opening of Restructuring Proceedings by the Swiss Resolution Authority with respect to the Issuer, (ii) the exercise of any Swiss Resolution Power with respect to the Issuer that requires or results in any write-down and cancellation and/or conversion into equity of the Issuer of the entire, or a portion of, the principal of, and/or accrued interest on, the Notes, (iii) the ordering of any Restructuring Protective Measures that require or result in the deferment of payment of principal and/or interest under the Notes or (iv) any consequences resulting from any of the foregoing. Additionally, by its acquisition of the Notes, each holder of the Notes (including each beneficial owner) will acknowledge, agree and consent that (a) upon the exercise of any Swiss Resolution Power with respect to the Issuer or the ordering of any Restructuring Protective Measures, (i) the Trustee will not take any further directions from the holders under Section 7.05 (Control by Majority) of the Indentures, which section authorizes holders of a majority in aggregate outstanding principal amount of the Notes to direct certain actions relating to the Notes, and that any such direction given prior to the exercise of any Swiss Resolution Power with respect to the Issuer or the ordering of any Restructuring Protective Measures shall thereafter be deemed null and void, and (ii) the Indentures and the Notes issued thereunder will not impose any duties, liability, cost or expense upon the Trustee whatsoever with respect to the exercise of any such Swiss Resolution Power or the ordering of any Restructuring Protective Measures and (b) neither the opening of Restructuring Proceedings by the Swiss Resolution Authority with respect to the Issuer, nor the exercise of any Swiss Resolution Power with respect to the Issuer that requires or results in any write-down and cancellation and/or conversion into equity of the Issuer of the entire, or a portion of, the principal amount of, and/or accrued interest on, the Notes, nor the ordering of any Restructuring Protective Measures that require or result in the deferment of payment of principal and/or interest under the Notes nor any consequences resulting from any of the foregoing shall give rise to a Default or Event of Default under the Indentures, including, without limitation, for purposes of Section 315(b) and Section 315(c) under the Trust Indenture Act. By its acquisition of the Notes, each holder or beneficial owner of Notes that acquires its Notes in the secondary market shall be deemed to acknowledge, agree to be bound by and consent to the same matters specified herein as the holders and beneficial owners of the Notes that acquired the Notes upon initial issuance, including, without limitation, with respect to the acknowledgment and agreement to be bound by and consent to the terms of the Notes relating to the Swiss Resolution Power and any Restructuring Protective Measures. By its purchase of the Notes, each holder and beneficial owner of Notes shall be deemed to have (i) consented to the exercise of any Swiss Resolution Power with respect to the Issuer that requires or results in any write-down and cancellation and/or conversion into equity of the Issuer of the entire, or a portion of, the principal amount of, and/or accrued interest on, the Notes and the ordering of any Restructuring Protective Measures that require or result in the deferment of

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payment of principal and/or interest under the Notes as such Swiss Resolution Power or Restructuring Protective Measure as it may be imposed without any prior notice by the Swiss Resolution Authority of its decision to exercise such power or order such Restructuring Protective Measure and (ii) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds such Notes to take any and all necessary action, if required, to implement any such exercise of Swiss Resolution Power or ordering of any Restructuring Protective Measures, without any further action or direction on the part of such holder or beneficial owner. No repayment of the principal of the Notes or payment of interest on the Notes shall become due and payable after the exercise of any Swiss Resolution Power with respect to the Issuer that results in the write-down and cancellation and/or conversion into the equity of the Issuer of the entire, or a portion of, the principal and/or accrued but unpaid interest on, the Notes, or the ordering of any Restructuring Protective Measures that required or result in the deferment of payment of principal and/or interest under the Notes, unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by the Issuer under the Swiss laws, regulations and orders applicable to the Issuer; provided that the Trustee shall not be liable for any payments it makes until a Responsible Officer of the Trustee has actual knowledge of any such exercise of any Swiss Resolution Power or any such ordering of any Restructuring Protective Measures.

Notwithstanding anything herein to the contrary, so long as any Notes remain outstanding (including, for example, if the exercise of the Swiss Resolution Power results in only a partial write-down and/or conversion of the principal of the Notes), then the Trustee’s duties and rights under the relevant Indenture will remain applicable with respect to such Notes.

The Issuer’s obligation to indemnify the Trustee in accordance with Section 8.07 of the Indentures will survive the exercise of the Swiss Resolution Power with respect to the Notes. However, if and to the extent such obligation has already accrued as a liability of the Issuer, it may be written-down and cancelled and/or converted into equity of the Issuer as a result of an exercise of the Swiss Resolution Power or its payment deferred as a result of the ordering of any Restructuring Protective Measures.

Upon the occurrence of (i) the opening of Restructuring Proceedings by the Swiss Resolution Authority with respect to the Issuer, (ii) the exercise of Swiss Resolution Power that affects, or may affect, the Notes or (iii) the ordering of any Restructuring Protective Measures that affects, or may affect, the Notes, the Issuer shall provide a written notice to the holders of the relevant series through DTC as soon as practicable regarding the occurrence of such an event for purposes of notifying holders of such occurrence. The Issuer shall also deliver a copy of such notice to the Trustee for information purposes.

Waiver of Set-Off

By its acquisition of Notes, each holder of Notes (including each beneficial owner) will be deemed to have waived any right of set-off, compensation or retention, or in respect of such other netting arrangement in respect of any amount with respect to such Notes or the applicable Indenture that they might otherwise have against the Issuer, whether before or during Restructuring Proceedings with respect to or winding up of the Issuer.

Repurchases

Holders of the Notes may not require the Issuer to repurchase the Notes prior to maturity.

Subject to the prior approval of FINMA, if then required under Swiss laws and regulations applicable to the Issuer from time to time, each of the Issuer or any subsidiary of the Issuer, may at any time purchase or procure others to purchase beneficially for its account Notes in any manner and at any price. Notes so purchased may, at the Issuer’s or any such subsidiary’s discretion, be held, resold or surrendered for cancellation.

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Tax Redemption

Subject to the prior approval of FINMA, if then required under Swiss laws applicable to the Issuer from time to time, as evidenced by an officers’ certificate from the Issuer certifying the same, the Issuer may at its option redeem the Notes of any series, in whole but not in part, at any time on giving not less than 30 nor more than 60 days’ notice to the holders and the Trustee, at the principal amount of the Notes being redeemed, together with accrued interest to, but excluding the date of redemption, if it or the Issuer has or will become obligated to pay Additional Amounts in respect of the Notes of such series as described under “—Payment of Additional Amounts” below as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of Switzerland or Guernsey, as applicable, or any political subdivision or taxing authority thereof or therein, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the date of the applicable Indenture, and such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption will be given earlier than 90 days prior to the earliest date on which it would be obliged to pay such Additional Amounts were a payment in respect of the Notes of such series then due; provided, however, that if the Issuer has given such notice and Restructuring Proceedings are opened by the Swiss Resolution Authority with respect to the Issuer thereafter, but prior to the tax redemption date, such tax redemption will be canceled. Prior to the giving of any notice of redemption pursuant to this paragraph, the Issuer will deliver to the Trustee a certificate stating that it is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to redeem have occurred, and an opinion of independent counsel of recognized standing to the effect that the Issuer has or will become obligated to pay such Additional Amounts as a result of such change or amendment.

Payment of Additional Amounts

The Issuer will, subject to the exceptions and limitations set forth below, pay such Additional Amounts to the holder of Notes as may be necessary so that every net payment on the Notes, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by Switzerland or Guernsey, as applicable, or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable, subject to the discussion below, such amounts referred to herein as “Additional Amounts.”

The Issuer will not be required to make any payments of Additional Amounts described above in respect of any present or future tax, assessment or other governmental charge imposed by Switzerland, or any political subdivision or taxing authority thereof or therein, for or on account of:

(i)

any such taxes, duties, assessments or other governmental charges imposed in respect of such Note by reason of the holder having some connection with Switzerland other than the mere holding of the Note; or

(ii)

any such taxes, duties, assessments or other governmental charges imposed in respect of any Note presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder would have been entitled to such Additional Amounts on presenting such Note for payment on the last day of such period of 30 days; or

(iii)

any such taxes, duties, assessments or other governmental charges where such withholding or deduction is imposed on a payment and is required to be made pursuant to any agreements between the European Community and other countries or territories providing for measures equivalent to those laid down in the Council Directive 2003/48/EC, including, but not limited to, the agreement between the European Union and Switzerland of October 26, 2004, or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(iv)	where such withholding or deduction is imposed on a payment and is required to be made pursuant to any agreements between Switzerland and other countries on final withholding taxes (internationale

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Quellensteuern) in respect of persons resident in the other country on income of such person on Notes booked or deposited with a Swiss paying agent, or any law or the other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(v)

in respect of the Notes due 2026, any such taxes, duties, assessments or other governmental charges imposed on a payment in respect of the Notes required to be made pursuant to laws enacted by Switzerland providing for the taxation of payments according to principles similar to those laid down in the draft legislation of the Swiss Federal Council of December 17, 2014, or otherwise changing the Swiss federal withholding tax system from an issuer-based system to a paying-agent-based system pursuant to which a person other than the issuer is required to withhold tax on any interest payments; or

(vi)

any such taxes, duties, assessments or other governmental charges imposed in respect of the relevant Note presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another paying agent in a member state of the European Union; or

(vii)	where such withholding or deduction is imposed on any payment by reason of FATCA (as defined below); or

(viii)	any combination of two or more items (i) through (vii) above.

“Relevant Date” as used herein means whichever is the later of (x) the date on which such payment first becomes due and (y) if the full amount payable has not been received by the Trustee on or prior to such date, the date on which the full amount having been so received, notice to that effect shall have been given to the holders.

The Issuer will not be required to make any payments of Additional Amounts described above in respect of any present or future tax, assessment or other governmental charge imposed by Guernsey, or any political subdivision or taxing authority thereof or therein, for or on account of:

(i)

any such taxes, duties, assessments or other governmental charges imposed in respect of such Note by reason of the holder having some connection with Guernsey other than the mere holding of the Note; or

(ii)

to the extent the withholding or deduction is imposed or levied because the holder (or beneficial owner) of the Note has not made a declaration of non residence or other claim for exemption, if such holder is able to avoid such deduction or withholding by making such a declaration or claim; or

(iii)

any such taxes, duties, assessments or other governmental charges imposed in respect of any Note presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder would have been entitled to such Additional Amounts on presenting such Note for payment on the last day of such period of 30 days; or

(iv)

any such taxes, duties, assessments or other governmental charges imposed in respect of the relevant Note presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another paying agent in a member state of the European Union; or

(v)

any such taxes, duties, assessments or other governmental charges where such withholding or deduction is imposed on a payment and is required to be made pursuant to any agreements between the European Community and other countries or territories providing for measures equivalent to those laid down in the Council Directive 2003/48/EC, including any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(vi)	where such withholding or deduction is imposed on any payment by reason of FATCA; or

(vii)	any combination of two or more items (i) through (vi) above.

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U.S. Foreign Account Tax Compliance Act

Payments on the Notes will be subject in all cases to any withholding or deduction required pursuant to an agreement described in Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or described in any agreement between any jurisdiction and the United States relating to the foreign account provisions of the U.S. Hiring Incentives to Restore Employment Act of 2010, or otherwise imposed pursuant to Sections 1471 through 1474 of the Code, any regulations or agreements thereunder, official interpretations thereof, or any agreements, law, regulation or other official guidance implementing an intergovernmental agreement or other intergovernmental approach thereto (collectively, “FATCA”).

Consolidation, Merger or Sale

The Issuer has agreed in each Indenture not to consolidate with or merge with or into any other person or convey or transfer all or substantially all of its properties and assets to any person (other than with or into any subsidiary of the Issuer) unless:

(i)	the Issuer is the continuing person; or

(ii)	the successor expressly assumes by supplemental indenture the obligations of the Issuer under such Indenture.

In either case, the Issuer will also have to deliver a certificate to the Trustee stating that after giving effect to the merger, conveyance or transfer there will not be any Defaults under the Indentures and an opinion of counsel stating that the merger, conveyance or transfer and the supplemental indenture, if required, comply with these provisions and that the supplemental indenture is a legal, valid and binding obligation of the successor corporation enforceable against it.

Subsequent Holders’ Agreement

Holders of the Notes that acquire the Notes in the secondary market shall be deemed to acknowledge, agree to be bound by and consent to the provisions specified in the Indentures to the same extent as the holders of the Notes that acquired the Notes upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Notes, including in relation to any Swiss Resolution Power, any Restructuring Protective Measures and any Issuer Substitution.

Modification of the Indentures

In general, rights and obligations of the Issuer and the holders under each Indenture may be modified if the holders of a majority in aggregate principal amount of the outstanding Notes of the relevant series affected by the modification consent to such modification, except as provided herein. However, unless each affected holder of the relevant series agrees, an amendment cannot:

(i)	impair the right of any holder to receive payment of the principal of and interest on Notes of the relevant series on or after the respective due dates;

(ii)	impair the right of any holder of the relevant series to institute suit for the enforcement of any such payment on or after such respective dates;

(iii)

make any adverse change to any payment term of the Notes of the relevant series such as extending the applicable Maturity Date, extending the date on which the Issuer has to pay interest, reducing the applicable interest rate, reducing the amount of principal the Issuer has to repay or the amount thereof provable in bankruptcy, insolvency or similar proceeding, changing the currency or place in which the Issuer has to make any payment of principal, premium or interest, modifying any redemption right to the detriment of the holder, and impairing any right of a holder to bring suit for payment;

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(iv)	reduce the percentage of the aggregate principal amount of Notes of the relevant series needed to make any amendment to the applicable Indenture or to waive any covenant or Default;

(v)	waive any payment Default with respect to the relevant series; or

(vi)	make any change to the amendment provisions of the applicable Indenture;

provided that any amendments made pursuant to the agreement with respect to the exercise of Swiss Resolution Power and/or the ordering of Restructuring Protective Measures provided for in the Indentures and herein shall not be subject to the foregoing.

However, other than in the circumstances mentioned above, if the Issuer and the Trustee agree, the applicable Indenture may be amended without notifying any holders or seeking their consent if the amendment does not materially and adversely affect the rights of any holder of the relevant series.

In particular, if the Issuer and the Trustee agree, the applicable Indenture may be amended without notifying any holders or seeking their consent to add a guarantee from a third party on the outstanding and any future Notes to be issued under the applicable Indenture.

The Indentures do not contain any covenants or other provisions designed to protect holders of the Notes against a reduction in the creditworthiness of the Issuer in the event of a highly leveraged transaction or that would prohibit other transactions that might adversely affect holders of the Notes, including a change in control of the Issuer.

Events of Default

With respect to each series of Notes, an Event of Default occurs upon:

(i)	a Default in payment of the principal or any premium on any Note of such series when due and payable;

(ii)	a Default in payment of the interest on any Note of such series for 30 Business Days after such interest becomes due and payable;

(iii)

a Default in performing any other covenant in the applicable Indenture for 60 Business Days after written notice from the Trustee or from the holders of 25% (with a copy to the Trustee) in principal amount of the outstanding Notes of such series; or

(iv)	certain events of bankruptcy, insolvency or insolvent reorganization of the Issuer;

provided, however, that neither (i) the opening of Restructuring Proceedings by the Swiss Resolution Authority with respect to the Issuer, nor (ii) the exercise of any Swiss Resolution Power with respect to the Issuer that requires or results in any write-down and cancellation and/or conversion into equity of the Issuer of the entire, or a portion of, the principal amount of, and/or accrued interest on, the Notes, nor (iii) the ordering of any Restructuring Protective Measures that require or result in the deferment of payment of principal and/or interest under the Notes nor (iv) any consequences resulting from any of the foregoing shall constitute a Default or an Event of Default under the applicable Indenture. For the avoidance of doubt, any consequences resulting from any Non-Restructuring Protective Measures that would otherwise constitute a Default or an Event of Default will constitute a Default or an Event of Default, as applicable.

The Trustee may withhold notice to the holders of Notes of any Default with respect to the applicable series (except in the payment of principal, premium or interest) if it considers such withholding of notice to be in the best interests of the holders of such series. A “Default” is any event which is, or after notice or the passage of time or both would be, an Event of Default.

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If an Event of Default with respect to a series of Notes occurs and continues, the Trustee or the holders of the aggregate principal amount of the Notes of such series as specified below may require the Issuer to repay immediately, or accelerate, the entire principal of the Notes of such series.

If the Event of Default with respect to a series of Notes occurs because of a Default in a payment of principal or interest on the Notes of such series, then the Trustee or the holders of at least 25% of the aggregate principal amount of Notes of such series can accelerate the Notes of such series. If the Event of Default with respect to a series of Notes occurs because of a failure to perform any other covenant in the applicable Indenture, then the Trustee or the holders of at least 25% of the aggregate principal amount of the Notes of such series can accelerate the Notes of such series. If the Event of Default occurs because of bankruptcy proceedings, then all of the Notes under the applicable Indenture will be accelerated automatically. Therefore, except in the case of a Default due to bankruptcy or insolvency of the Issuer, it is possible that you may not be able to accelerate a series of Notes because of the failure of holders of other Notes in such series issued under the applicable Indenture to take action.

The holders of a majority of the aggregate principal amount of the Notes of any series can rescind this accelerated payment requirement with respect to such series or waive any past Default or Event of Default with respect to such series or allow noncompliance with any provision of the applicable Indenture. However, they cannot waive a Default in payment of principal of, premium, if any, or interest on, any of the Notes of such series.

After an Event of Default, the Trustee must exercise the same degree of care a prudent person would exercise under the circumstances in the conduct of her or his own affairs. Subject to these requirements, the Trustee is not obligated to exercise any of its rights or powers under the applicable Indenture at the request, order or direction of any holders, unless the holders offer the Trustee satisfactory indemnity. If they provide this satisfactory indemnity, the holders of a majority in principal amount of the Notes of the relevant series, may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, with respect to the Notes of such series.

Defeasance

The term defeasance means discharge from some or all of the obligations under an Indenture. Subject to certain tax conditions, if the Issuer deposits with the Trustee sufficient cash or government securities, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal, interest, any premium and any other sums due to the stated applicable Maturity Date or a redemption date of the Notes of any series, the Issuer will be discharged from its obligations with respect to the Notes of such series.

In the case of defeasance pursuant to the above, the holders of the Notes of the relevant series will not be entitled to the benefits of the applicable Indenture except for registration of transfer and exchange of Notes of such series and replacement of lost, stolen or mutilated Notes of such series. Instead, the holders of Notes of such series will only be able to rely on the deposited funds or obligations for payment.

The Issuer must deliver to the Trustee an officers’ certificate and an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Notes of the relevant series to recognize income, gain or loss for U.S. federal income tax purposes and that those holders would be subject to U.S. federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred. The Issuer may, in lieu of an opinion of counsel, deliver a ruling to such effect directed to the Trustee received from or published by the IRS.

Currency Indemnity

Payment on the Notes and amounts due under the Indentures are due to be made in U.S. dollars, which we refer to as the “Required Currency.” Any amount received or recovered in a currency other than the Required

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Currency by the Trustee, any holder in respect of any sum expressed to be due to it from the Issuer, as applicable, shall only constitute a discharge to the Issuer, as applicable, to the extent of the Required Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that Required Currency amount is less than the Required Currency amount expressed to be due to the recipient under any such Note, the Issuer shall indemnify it against any resulting loss sustained by the recipient. In any event, the Issuer shall indemnify the recipient against the cost of making any such purchase. For the purposes of this condition, it will be sufficient for the Trustee or a holder, as the case may be, to demonstrate that it would have suffered a loss had an actual purchase been made. These indemnities constitute a separate and independent obligation from the Issuer’s other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any holder of the Notes and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Notes or any other judgment or order.

Provisions Relating to the Notes in Global Form and Book-Entry Clearance Systems

The Notes of each series are represented by one or more Global Notes in definitive, fully registered form without interest coupons, which we refer to collectively as the “Global Notes.” The Global Notes have been deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee in New York, New York for the accounts of institutions that have accounts with DTC, which we refer to as “participants.” DTC is the depositary for the Global Notes.

Except as set forth below, the Notes of each series will be issued in registered, global form in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof.

Investors in the Global Notes who are participants in DTC’s system may hold their interests directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations that are DTC participants, including Euroclear Bank, S.A./N.V as operator of the Euroclear System, which we refer to as “Euroclear,” and Clearstream Banking, société anonyme, which we refer to as “Clearstream, Luxembourg,” (as indirect participants in DTC). Except in the limited circumstances described below, holders of Notes represented by interests in a Global Note will not be entitled to receive their Notes in fully certificated, non-global definitive form, which Notes we refer to as “Definitive Notes.”

So long as the depositary or its nominee is the registered owner of a global security, the Issuer and the Trustee will treat the depositary as the sole holder of the Notes for purposes of the Indentures. Therefore, except as set forth below, you will not be entitled to have the Notes registered in your name or to receive physical delivery of certificates representing the Notes. Accordingly, you will have to rely on the procedures of the depositary and the participant in the depositary through whom you hold your beneficial interest in order to exercise any rights of a holder under the Indentures. We understand that under existing practices, the depositary would act upon the instructions of a participant or authorize that participant to take any action that a holder is entitled to take.

As long as the Notes are represented by Global Notes, the Issuer will pay principal of and interest and premium on those Notes to, or as directed by, DTC as the registered holder of the Global Notes. Payments to DTC will be in immediately available funds by wire transfer. DTC, Clearstream, Luxembourg or Euroclear, as applicable, will credit the relevant accounts of their participants on the applicable date. Neither the Issuer nor the Trustee will be responsible for making any payments to participants or customers of participants or for maintaining any records relating to the holdings of participants and their customers, and you will have to rely on the procedures of the depositary and its participants.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve

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System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Notes generally are not transferable. Physical certificates will be issued to beneficial owners of a global security if:

•	the depositary notifies the Issuer that it is unwilling or unable to continue as depositary and the Issuer does not appoint a successor within 90 days after its receipt of such notice;

•	the depositary ceases to be a clearing agency registered under the Exchange Act and the Issuer does not appoint a successor within 90 days after it becomes aware of such cessation;

•	the Issuer decides in its sole discretion (subject to the procedures of the depositary) that it does not want to have the Notes of the relevant series represented by Global Notes;

•

an Event of Default has occurred with regard to the Notes of the relevant series and has not been cured or waived and DTC, on behalf of the beneficial owners, has requested the issuance of physical certificates.

If any of the events described in the preceding paragraph occurs, the Issuer will issue Definitive Notes in certificated form in an amount equal to a holder’s beneficial interest in the Notes of the relevant series. Definitive Notes will be issued in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof, and will be registered in the name of the person DTC specifies in a written instruction to the registrar of the Notes.

In the event Definitive Notes are issued:

•

holders of Definitive Notes will be able to receive payments of principal and interest on their Notes at the office of the Issuer’s paying agent maintained in the Borough of Manhattan, subject to surrender of the Notes in the case of payments of principal;

•

upon provision of certifications, if any, to the Trustee, as may be required by the Indentures and the Notes, holders of Definitive Notes will be able to transfer their Notes in whole or in part, by surrendering the Notes for registration of transfer at the office of the Trustee under the Indentures. The Issuer will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the registration, transfer or exchange; and

•

any moneys the Issuer pays to its paying agents for the payment of principal and interest on the Notes which remain unclaimed at the second anniversary of the date such payment was due will be returned to the Issuer, and thereafter holders of Definitive Notes may look only to the Issuer, as general unsecured creditors, for payment, provided, however, that the paying agents must first publish notice in an authorized newspaper that such money remains unclaimed.

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg, DTC, or any other clearing system (any such other clearing system, an “alternative clearing system”) as the holder of a Note

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represented by the Global Notes must look solely to Euroclear, Clearstream, Luxembourg, DTC or any such alternative clearing system (as the case may be) for his share of each payment made by the Issuer to the holder of the Global Notes and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, DTC or such alternative clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by the Global Notes and such obligations of the Issuer will be discharged by payment to the holder of the Global Notes in respect of each amount so paid.

Information Concerning the Trustee for the Notes

U.S. Bank Trust Company, National Association, a national association, is the Trustee for the Notes. The Trustee will be required to perform only those duties that are specifically set forth in the Indentures, except when certain defaults have occurred and are continuing with respect to the Notes. After certain defaults, the Trustee must exercise the same degree of care that a prudent person would exercise under the circumstances in the conduct of her or his own affairs. Subject to these requirements, the Trustee will be under no obligation to exercise any of the powers vested in it by the Indentures at the request of any holder of Notes unless the holder offers the Trustee satisfactory indemnity against the costs, expenses and liabilities that might be incurred by exercising those powers. The Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any officers’ certificate, opinion of counsel (or both), resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons. The Issuer is obliged to furnish to the Trustee annually, or upon request of the Trustee, a list of the names and addresses of the holders of registered Notes.

U.S. Bank Trust Company, National Association has loaned money to the Issuer and certain of its subsidiaries and affiliates and provided other services to it and has acted as trustee or fiscal agent under certain of its and its subsidiaries’ and affiliates’ indentures or fiscal agency agreements in the past and may do so in the future as a part of its regular business.

Governing Law

The Notes and the Indentures are governed by and will be construed in accordance with the laws of the State of New York.

Jurisdiction

Any suit, action or proceeding against the Issuer arising out of or based upon the Notes or the Indentures may be instituted in any state or federal court in the borough of Manhattan, The City of New York.

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UNITED STATES TAX CONSIDERATIONS

This section describes certain U.S. federal income tax consequences of the Rescission Offer and ownership of the Subject Securities to beneficial owners of Subject Securities that are U.S. holders (as defined below). It applies to you only if you hold or have held your Subject Securities as capital assets for U.S. federal income tax purposes.

This section does not discuss all of the tax consequences applicable to you if you are a member of a class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•

a person that holds or has held the Subject Securities as part of a straddle or a hedging or conversion transaction for tax purposes or as part of a “synthetic security” or other integrated financial transaction;

•	a person that purchases or sells the Subject Securities as part of a wash sale for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a bank;

•	an entity taxed as a partnership or the partners therein; or

•	a regulated investment company.

This summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the alternative minimum tax or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis.

You should consult your own tax adviser, as you deem appropriate, regarding the U.S. federal, state and local and other tax consequences of participating in the Rescission Offer and owning the Subject Securities.

You are a U.S. holder if you are a beneficial owner of the Subject Securities and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation; or

•	otherwise subject to U.S. federal income taxation on a net income basis in respect of the Subject Securities.

U.S. Federal Income Tax Consequences of the Rescission Offer

This discussion assumes that each issuer’s position that the Subject Securities should be treated as debt for U.S. federal income tax purposes will be respected. See the issuance prospectus for each of the Subject Securities for a discussion of the tax treatment of the Subject Securities and possible alternative tax treatment of the Subject Securities.

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Tender of Subject Securities Pursuant to the Rescission Offer

This subsection addresses the tax treatment of a holder that disposes of its Subject Securities pursuant to the Rescission Offer.

Upon the tender of a Subject Security pursuant to the Rescission Offer, you generally will recognize taxable income or loss equal to the difference between the amount realized and your adjusted tax basis in the Subject Security. Although this prospectus uses the term “interest” when describing the calculation of the Rescission Offer Proceeds, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes, but rather is included in the amount realized from the sale of the Subject Securities.

Your adjusted tax basis in a Subject Security should generally equal the amount that you paid for the Subject Security, increased by the amount of any market discount you previously included in gross income with respect to the Subject Security and reduced by the amount of any bond premium that you previously amortized with respect to the Subject Security. Your amount realized should equal the amount received in the Rescission Offer, except that a portion of such amount should be treated as a payment of interest for tax purposes to the extent of the accrued but unpaid interest on the Subject Securities at the time of the Rescission Offer. Such amount should be treated as foreign source ordinary income to the extent that you did not previously include such amount in income.

Except to the extent that any gain is recharacterized as ordinary income pursuant to the market discount rules discussed below, any gain or loss that you recognize upon a disposition of the Subject Securities pursuant to the Rescission Offer generally will be capital gain or loss, and will be long-term capital gain or loss if you held the Subject Security for more than one year upon the disposition of the Subject Security. Certain non-corporate U.S. holders (including individuals) generally are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is limited under the Code. Any gain or loss recognized by a U.S. holder pursuant to the Rescission Offer generally should be treated as U.S.-source gain or loss.

If you acquired your Subject Securities with market discount, any gain realized upon the disposition of the Subject Securities pursuant to the Rescission Offer will be treated as ordinary income to the extent of the portion of the market discount that has accrued while you held such Subject Securities, unless you elected to include market discount in income currently as it accrues. You generally will be treated as having acquired the Subject Securities with market discount if the principal amount of the Subject Securities exceeds your purchase price for the Subject Securities by more than a statutory de minimis amount. Market discount will be considered to accrue ratably during the period from the date of that you acquired the Subject Securities to the maturity date of the Subject Securities, unless you elect to accrue market discount on a constant yield basis.

Holders Who Disposed of their Subject Securities or Whose Subject Securities Matured Prior to the Rescission Offer

If your Subject Securities have matured or were sold prior to the Rescission Offer, although not entirely clear, it is likely that the amount that you receive, if any, pursuant to the Rescission Offer should first be treated as capital gain to the extent of any capital loss you recognized in respect of the Subject Securities upon their sale or maturity. Any such capital gain should be long-term or short-term capital gain based on whether you recognized a long-term or short-term capital loss on the Subject Securities upon their maturity or disposition.

If the amount that you receive pursuant to the Rescission Offer exceeds the capital gain amount described above, it is likely that such excess amount should first be treated as ordinary interest income to the extent of the interest that accrued on such loss under the formula for purposes of determining the amount received under the Rescission Offer, and thereafter as ordinary income. However, other characterizations are possible. For example,

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it is possible that the IRS could assert that all or a portion of the capital gain amount described above should instead be treated as ordinary income. Accordingly, you should consult with your tax adviser regarding the tax treatment of amounts received pursuant to the Rescission Offer.

Information Reporting and Backup Withholding

You may be subject to information reporting with respect to amounts received pursuant to the Rescission Offer. You may also be subject to backup withholding on such payments unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules.

U.S. Federal Income Tax Consequences of Ownership of Subject Securities

This section describes certain U.S. federal income tax consequences of ownership of the Subject Securities to beneficial owners of Subject Securities that are U.S. holders that purchase Subject Securities on or after the date hereof.

Payments or Accruals of Interest

Interest payments on the Subject Securities will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting (except that the portion of an interest payment that is allocable to the portion of your purchase price that relates to interest that accrued prior to your purchase of the Subject Securities, which this discussion refers to as “pre-purchase accrued interest,” will not be included in income and will rather be treated as a non-taxable return of the pre-purchase accrued interest).

Purchase, Sale and Retirement of Subject Securities

Your tax basis in the Subject Securities generally will equal the cost of the Subject Securities (excluding the portion of the price allocable to pre-purchase accrued interest). Your basis will increase by any amounts that you are required to include in income under the rules described below governing market discount, and will decrease by the amount of any bond premium that you previously amortized with respect to the Subject Securities under the rules described below.

Upon the sale or maturity of the Subject Securities, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be treated in the manner described above under “— Payments or Accruals of Interest”) and your tax basis in the Subject Securities.

Except as discussed below with respect to market discount, any gain or loss that you recognize upon the sale or maturity of the Subject Securities generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Subject Securities for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at the lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Premium

If you purchase the Subject Securities at a cost greater than the principal amount of the Subject Securities (excluding the portion of the price allocable to pre-purchase accrued interest), you will be considered to have purchased the Subject Securities at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the Subject Securities. If you make this

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election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium, you will be required to reduce your tax basis in the Subject Securities by the amount of the premium amortized during your holding period. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the Subject Securities. Therefore, if you do not elect to amortize premium and you hold the Subject Securities to maturity, you generally will be required to treat the premium as capital loss when the Subject Securities mature.

Market Discount

If the principal amount of the Subject Securities exceeds your purchase price for the Subject Securities (excluding the portion of the price allocable to pre-purchase accrued interest) by an amount at least equal to the product of (i) 0.25%, (ii) the principal amount of the Subject Securities and (iii) the remaining whole years to the maturity of the Subject Securities, the Subject Securities will be considered to bear “market discount.” In this case, any gain that you realize on the sale or maturity of the Subject Securities generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Subject Securities during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or maintained to purchase or carry the Subject Securities. In general, market discount will be treated as accruing ratably over the term of the Subject Securities, or, at your election, under a constant yield method.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the Subject Securities as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS.

Information Reporting and Backup Withholding

Information returns will be required to be filed with the IRS in connection with payments on the Subject Securities made to certain U.S. holders. If you are a U.S. holder, you generally will not be subject to a United States backup withholding tax (currently at a rate of 24%) on such payments if you provide your taxpayer identification number to the applicable withholding agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Subject Securities. Any amounts withheld under the backup withholding rules may be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

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SWISS TAX CONSIDERATIONS

Rescission Offer

The following is a summary of the principal tax consequences of accepting the Rescission Offer for Eligible Investors who are not residents of Switzerland for tax purposes and have no Swiss permanent establishment and do not conduct a Swiss-based trade or business. It does not address the tax treatment of Eligible Investors who are residents of Switzerland for tax purposes or who are subject to Swiss taxes for other reasons. This summary is based on legislation as of the date of this prospectus and does not aim to be a comprehensive description of all the Swiss tax considerations that may be relevant to a decision to accept the Rescission Offer.

Withholding Tax

Whether you are an Eligible Current Investor who tenders your Subject Securities pursuant to the Rescission Offer, or an Eligible Former Investor who accepts the Rescission Offer, the cash amount that you receive, if any, pursuant to the Recission Offer will not be subject to Swiss withholding tax.

Securities Turnover Tax

If you are an Eligible Current Investor who tenders your Subject Securities pursuant to the Rescission Offer, the cash amount that you receive, if any, pursuant to the Recission Offer may be subject to Swiss securities turnover tax at a rate of up to 0.15%, if a Swiss domestic (or Principality of Liechtenstein) securities dealer (as defined in the Swiss Federal Act on Stamp Duties of June 27, 1973, as amended) is a party to, or acts as an intermediary for, the transaction and no exemption applies in respect of one of the parties to the transaction.

Income Taxation

Whether you are an Eligible Current Investor who tenders your Subject Securities pursuant to the Rescission Offer, or an Eligible Former Investor who accepts the Rescission Offer, the cash amount that you receive, if any, pursuant to the Recission Offer will not be subject to any Swiss federal, cantonal or communal income tax if (i) you are not a resident of Switzerland, (ii) if you are an Eligible Current Investor, during the relevant taxation year have not engaged in a trade or business through a permanent establishment or a fixed place of business in Switzerland to which the tendered Subject Securities are attributable, and (iii) are not subject to income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax.

Outstanding Subject Securities

The following is a summary of the principal tax consequences of holding Notes due 2026 or Notes due 2045 (collectively, for purposes of this summary, the “Outstanding Subject Securities”) for investors who are not residents of Switzerland for tax purposes and have no Swiss permanent establishment and do not conduct a Swiss-based trade or business. It does not address the tax treatment of holders of Outstanding Subject Securities who are residents of Switzerland for tax purposes or who are subject to Swiss taxes for other reasons. This summary is based on legislation as of the date of this prospectus and does not aim to be a comprehensive description of all the Swiss tax considerations that may be relevant to a decision to invest in Outstanding Subject Securities.

Withholding Tax

Neither payments of interest on, nor the repayment of principal of, the Outstanding Subject Securities by the Issuer will be subject to Swiss federal withholding tax.

On April 3, 2020, the Swiss Federal Council published draft legislation and opened a consultation procedure regarding the reform of the Swiss withholding tax system applicable to interest on bonds. This draft legislation

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provided for, among other things, the replacement of the current debtor-based regime applicable to interest payments on bonds with a paying agent-based regime for Swiss withholding tax. Generally speaking, this proposed paying agent-based regime would have (i) subjected all interest payments on bonds made through paying agents in Switzerland to individuals resident in Switzerland to Swiss withholding tax, and (ii) exempted from Swiss withholding tax interest payments on bonds to all other persons, including to Swiss-domiciled legal entities and foreign investors (other than indirect interest payments through foreign and Swiss domestic collective investments vehicles). However, the results of the consultation, which ended on July 10, 2020, were controversial. Consequently, on April 15, 2021, the Swiss Federal Council submitted new draft legislation on the reform of the Swiss withholding tax system providing for the abolition of Swiss withholding tax on interest payments on bonds for submission to the Swiss Parliament, which legislation was accepted by the Swiss Parliament on December 17, 2021. The proposed legislation was rejected in a referendum held on September 25, 2022. In view of the rejection of this legislation, the Swiss Federal Council could again propose a paying agent-based regime as contemplated by the draft legislation published on April 3, 2020.

Securities Turnover Tax

Neither the issue nor the redemption of Outstanding Subject Securities by the Issuer is subject to Swiss securities turnover tax.

The trading of the Outstanding Subject Securities in the secondary market is subject to Swiss securities turnover tax at a rate of 0.15% of the consideration paid for the Outstanding Subject Securities traded, if a Swiss domestic (or Principality of Liechtenstein) securities dealer (as defined in the Swiss Federal Act on Stamp Duties of June 27, 1973, as amended) is a party to, or acts as an intermediary for, the transaction and no exemption applies in respect of one of the parties to the transaction. In such case and subject to applicable statutory exemptions, typically half of the Swiss securities turnover tax is charged to one party to the transaction and the other half to the other party.

Income Taxation

Payments by the Issuer of interest on and repayment of principal of Outstanding Subject Securities to, and the gain realized on the sale or redemption of Outstanding Subject Securities by, a holder of Outstanding Subject Securities who (i) is not a resident of Switzerland, (ii) during the relevant taxation year has not engaged in a trade or business through a permanent establishment or a fixed place of business in Switzerland to which the Outstanding Subject Securities are attributable, and (iii) is not subject to income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax.

Automatic Exchange of Information in Tax Matters

Switzerland has concluded a multilateral agreement with the European Union (the “EU”) on the international exchange of information (“AEOI”) in tax matters, which applies to all EU member states and some other jurisdictions. In addition, Switzerland has signed the multilateral competent authority agreement on the automatic exchange of financial account information (the “MCAA”), and based on the MCAA, a number of bilateral AEOI agreements with other countries. Based on such agreements and the implementing laws of Switzerland, depending on the date of effectiveness of the applicable agreement, Switzerland collects and exchanges data in respect of financial assets (including any Outstanding Subject Securities) held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals, entities and controlling persons (as applicable) resident in an EU member state or in another treaty state.

Swiss Facilitation of the Implementation of U.S. Foreign Account Tax Compliance Act

The United States and Switzerland entered into an intergovernmental agreement (the “current U.S.-Switzerland IGA”) to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act

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(“FATCA”). Under the current U.S.-Switzerland IGA, financial institutions acting out of Switzerland generally are directed to become participating foreign financial institutions. The current U.S.-Switzerland IGA ensures that accounts held by U.S. persons with Swiss financial institutions (including any such account in which an Outstanding Subject Security is held) are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance, on the basis of the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation (the “Double Taxation Treaty”). Since it was amended in 2019, the Double Taxation Treaty includes a mechanism for the exchange of information in tax matters upon request between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting non-participating foreign financial institutions for periods from June 30, 2014.

On June 27, 2024, Switzerland and the United States signed a new intergovernmental agreement to facilitate the implementation of FATCA (the “new U.S.-Switzerland IGA”) that will change the current direct notification-based regime that is in place under the current U.S.-Switzerland IGA to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. In Switzerland, the implementation of the new U.S.-Switzerland IGA requires an amendment to national law, which will be decided by the Swiss Federal Assembly. According to communication from the State Secretariat for International Finance SIF, such amendment is currently expected to enter into force in Switzerland on January 1, 2027. However, it is not possible to predict whether and when such amendment will be enacted.

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BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any entity or account deemed to hold “plan assets” of the foregoing (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before determining whether to accept or reject the Rescission Offer. Among other factors, the fiduciary should consider whether the acceptance or rejection of the Rescission Offer would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether such acceptance or rejection would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans, any other plans that are subject to Section 4975 of the Code and any entities or accounts deemed to hold “plan assets” of the foregoing (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

UBS Group AG and/or any of its respective affiliates may be considered a party in interest or disqualified person with respect to a Plan or entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”). The continued holding or tender in the Rescission Offer of the Subject Securities by a Plan or a Plan Asset Entity with respect to which UBS Group AG and/or any of its respective affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the continued holding or tender in the Rescission Offer of the Subject Securities is done pursuant to an applicable exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the continued holding or tender in the Rescission Offer of the Subject Securities. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers).

In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the Subject Securities, provided that neither UBS Group AG nor any of their affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any holder of the Subject Securities or any interest therein or investor that accepts or rejects the Rescission Offer will be deemed to have represented by its holding of the Subject Securities or any interest therein or its acceptance or rejection of the Rescission Offer that either (1) it is not a Plan, Plan Asset Entity or Non-ERISA Arrangement and is not accepting or rejecting the Rescission Offer on behalf of, or in respect of the assets of, any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2)(i) the holding of the Subject Securities or acceptance or rejection of the Rescission Offer will not constitute a non-exempt prohibited

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transaction under ERISA or the Code or a similar violation under any applicable Similar Laws and (ii) none of UBS Group AG or any of its affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the Plan or Plan Asset Entity within the meaning of ERISA.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering whether to accept or reject the Rescission Offer on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any holding or tender in the Rescission Offer of the Subject Securities under Similar Laws, as applicable.

Persons holding the Subject Securities have exclusive responsibility for ensuring that their continued holding and disposition (including through the Rescission Offer) of the Subject Securities do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The repurchase of any Subject Security from a Plan, Plan Asset Entity or Non-ERISA Arrangement pursuant to the Rescission Offer is in no respect a representation by UBS Group AG or any of its affiliates or representatives that the rescission meets all relevant legal requirements applicable to any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement, or that the rescission is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

This prospectus may be used by UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer in connection with offers and sales of the Subject Securities in market-making transactions, including following the tender of Subject Securities pursuant to the Rescission Offer. Market-making transactions may occur in the open market or may be privately negotiated at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

Conflicts of Interest

UBS Securities LLC and UBS Financial Services Inc. are indirect subsidiaries of UBS Group AG. Financial Industry Regulatory Authority (“FINRA”) Rule 5121 imposes certain requirements when a member of FINRA, such as UBS Securities LLC and UBS Financial Services Inc., distributes an affiliated company’s securities. If UBS Securities LLC, UBS Financial Services Inc. or any of our other U.S.-registered broker-dealer affiliates participate in the distribution of the outstanding Subject Securities, they will conduct the offers and sales of the outstanding Subject Securities in accordance with the applicable provisions of FINRA Rule 5121. In any offerings subject to FINRA Rule 5121, no underwriter will confirm initial sales to accounts over which it exercises discretionary authority without the prior written approval of the customer.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Certain legal matters with respect to U.S. law relating to the Subject Securities will be passed upon for UBS Group AG by its U.S. counsel, Sullivan & Cromwell LLP, London, England. Certain legal matters with respect to Swiss law relating to the Subject Securities will be passed upon for UBS Group AG by its Swiss counsel, Homburger AG, Zurich, Switzerland.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

EXPERTS

The consolidated financial statements of UBS Group AG appearing in its Annual Report on Form 20-F for the year ended December 31, 2024, and the effectiveness of UBS Group AG’s internal control over financial reporting as of December 31, 2024, have been audited by Ernst & Young Ltd, independent registered public accounting firm, as set forth in their reports thereon and included therein and incorporated herein by reference. Such consolidated financial statements and UBS Group AG management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2024 have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

EXPENSES

The following table sets forth the main costs and expenses in connection with this offering.

Securities and Exchange Commission registration fee	$	[●]
Printing expenses	$	[●]
Legal fees and expenses	$	[●]
Accountants’ fees and expenses	$	[●]
Trustee fees and expenses	$	[●]
Miscellaneous	$	[●]

Total	$	[●]

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

APPENDIX A

FORMER INVESTOR ACCEPTANCE FORM

Note: This Former Investor Acceptance Form is to be completed only if you are an Eligible Former Investor and you wish to accept the Rescission Offer.

Please confirm the following: In regard to the Subject Securities in respect of which this Rescission Offer is hereby accepted:

•	I am an Eligible Former Investor: Yes No

IF YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE FORMER INVESTOR, YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PROSPECTUS DATED [●], 2026 (THE “PROSPECTUS”) OF UBS GROUP AG (THE “ISSUER”). ALL TERMS USED BUT NOT OTHERWISE DEFINED IN THIS FORM HAVE THE MEANING ATTRIBUTED TO THEM IN THE PROSPECTUS.

IF YOU WISH TO REJECT THE RESCISSION OFFER, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER.

IF YOU WISH TO ACCEPT THE RESCISSION OFFER AND YOU MEET THE REQUIREMENTS TO BE AN ELIGIBLE FORMER INVESTOR, PLEASE COMPLETE ANDSIGN THIS FORM AND UPLOAD YOUR SUPPORTING EVIDENCE PURSUANT TO THE INSTRUCTIONS BELOW AND ENSURE ITS RECEIPT BY UBS BY 5:00 P.M., EASTERN STANDARD TIME, ON [●], 2026 (THE “EXPIRATION DATE”), WHICH IS 30 DAYS FROM THE DATE OF THE PROSPECTUS (INCLUDING THE DATE OF THE PROSPECTUS AND THE EXPIRATION DATE).

WE URGE YOU TO REVIEW THE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER. WE ALSO ADVISE YOU TO CONSULT YOUR FINANCIAL, LEGAL, AND TAX ADVISERS, AS YOU DEEM APPROPRIATE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE RESCISSION OFFER.

Accepting the Rescission Offer: In order to accept the Rescission Offer, you must:

1.	Read carefully this Former Investor Acceptance Form and the accompanying acceptance agreement;

2.	Complete, sign and date this Former Investor Acceptance Form on the On-Line Portal; and

3.

Complete this Former Investor Acceptance Form, together with the supporting evidence required herein, to the Rescission Offer On-line Portal at https://deals.is.kroll.com/UBSgroupAG, so that it is received by UBS on or before 5:00 p.m., Eastern Standard Time, on [●], 2026.

To access the Rescission Offer On-line Portal you will need to go to the Rescission Agent’s website at https://deals.is.kroll.com/UBSgroupAG.The Rescission Offer On-line Portal will be operated by the Rescission Agent. By completing the registration process for the Rescission Offer On-line Portal, you are authorizing the Rescission Agent to communicate with you on behalf of UBS. If you have technical difficulties, you may contact the Rescission Agent at UBSRescission@is.kroll.com

This Former Investor Acceptance Form and the supporting evidence that you submit through the Rescission Offer On-line Portal must be legible. If you choose to accept the Rescission Offer, UBS recommends that you complete this Former Investor Acceptance Form and your supporting evidence sufficiently in advance of the Expiration Date to ensure its receipt by UBS by the deadline specified above. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Supporting evidence must be uploaded into the Rescission Offer On-line Portal in PDF, Doc, Docx, JPEG, JPG or PNG file formats. You may upload up to one file per upload field with a maximum size of 100 MB per file. If you have multiple documents, you need to upload into one upload field you may combine the documents into one before uploading. If you have technical difficulties submitting your Former Investor Acceptance Form or your supporting evidence, you may submit your claim through the Rescission Offer On-line Portal and email any necessary supporting material to UBSRescission@is.kroll.com within 48 hours of when your claim is submitted for processing but in no event later than the Expiration Date. When you email the supporting evidence for your claim, you must include the confirmation number you receive after submitting the Former Investor Acceptance Form through the Rescission Offer On-line Portal in the subject line of your email. If you do not submit your supporting evidence within 48 hours or do not include the confirmation number you receive after submitting the Former Investor Acceptance Form in the subject line of your email, your claim may be automatically rejected and you will be required to file a new claim if you wish to accept the Rescission Offer.

UBS MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED FORMER INVESTOR ACCEPTANCE FORM AND APPROPRIATE SUPPORTING EVIDENCE ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. UBS WILL, IN ITS SOLE DISCRETION, DETERMINE WHETHER YOUR FORMER INVESTOR ACCEPTANCE FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE FORMER INVESTOR TO ACCEPT THE RESCISSION OFFER.

You may be subject to information reporting requirements of the Internal Revenue Service (the “IRS”) with respect to amounts received pursuant to the Rescission Offer. You may also be subject to backup withholding on such payments unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Before the settlement of the Rescission Offer Proceeds, U.S. holders (which include U.S. citizens and residents) will need to complete and return the IRS Form W-9 and non-U.S. holders will need to complete IRS Form W-8. Please review the section entitled “United States Tax Considerations” to determine if you qualify as a U.S. holder or a non-U.S. holder. You may participate in the Rescission Offer even if you do not complete your IRS withholding form (W-9 or W-8). However, if your properly completed IRS withholding form (W-9 or W-8) is not received before the settlement of the Rescission Offer Proceeds, we may be required to withhold additional amounts from the Rescission Offer Proceeds and the IRS may impose certain penalties.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or evidence of eligibility) or this Former Investor Acceptance Form will be made by us, in our sole discretion, which determinations shall be final and binding. We reserve the right to, at any time, request any additional information or evidence that we may deem reasonably appropriate to demonstrate that you meet the eligibility requirements to be considered an Eligible Former Investor.

Upon receipt and review of the evidence package submitted with your acceptance of the Rescission Offer, we may, in our sole discretion, but are under no obligation to, inform you of any insufficiency or inconsistency identified in the evidence provided and give you the opportunity to supplement the evidence as required, provided such supplemental evidence is received by us on or before the Expiration Date. For the avoidance of doubt, we are under no obligation to accept any evidence submission after the Expiration Date, or to provide a cure period for insufficient or inconsistent evidence. We expect to make a final determination as to whether you meet the requirements to be considered an Eligible Former Investor no later than the date that is five business days after the Expiration Date.

If you are an Eligible Former Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms set forth in the Prospectus, we will cause payment of the Rescission Offer Proceeds to be made to you as soon as reasonably practicable after the Expiration Date (the date of such payment, the “Settlement Date”). The Settlement Date is expected to occur no later than the tenth business day following the Expiration Date.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Questions: If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

CLAIM DETAILS

Please complete a separate version of this form for each Applicable Transaction pursuant to which you purchased Subject Securities and the Applicable Disposition pursuant to which you sold such Subject Securities for a loss, in each case, in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. If you sold in an Applicable Disposition part of a lot of Subject Securities that you purchased in an Applicable Transaction and still hold part of that lot and wish to accept the Rescission Offer with respect to the entire lot, please complete the Current Investor Acceptance Form with respect to the part of the lot that you still hold and this Former Investor Acceptance Form with respect to the part of the lot that you sold in an Applicable Disposition.

NOTE THAT THE RESCISSION OFFER ON-LINE PORTAL WILL INCLUDE AN ON-LINE VERSION OF THE TABLE BELOW THAT SHOULD BE COMPLETED ELECTRONICALLY. YOU SHOULD NOT COMPLETE THE TABLE BELOW IN THE SIGNED PAPER FORM THAT WILL BE COMPLETED THROUGH THE ON-LINE RESCISSION OFFER PORTAL.

Pursuant to the Prospectus, please note that you may accept the Rescission Offer for any number of Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof.

Further, please note that you must complete one version of this table online through the portal and complete one copy of your signed Former Investor Acceptance Form with respect to each Applicable Transaction pursuant to which you purchased Subject Securities and the Applicable Disposition pursuant to which you sold such Subject Securities for a loss, in each case, in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. Thus, if you bought 1,000 of Subject Security X on two different days, and sold all 2,000 at the same time in an Applicable Disposition, you must file two claims through the portal, one for each Applicable Transaction. If you purchased 2,000 of Subject Security X at the same time in a single Applicable Transaction, and sold 1,000 of Subject Security X for a loss on two different days in two separate Applicable Dispositions (or if you sold 1,000 of Subject Security X for a loss in an Applicable Disposition and subsequently 1,000 of Subject Security X matured at a loss), you must file two claims through the portal, one for each Applicable Disposition. For the avoidance of doubt, you must submit one form for each Applicable Transaction and Applicable Disposition. Multiple transactions should not be included in one Acceptance Form Submission.

PLEASE UPLOAD TO THE RESCISSION OFFER ON-LINE PORTAL (1) EVIDENCE OF PURCHASE OF THE SUBJECT SECURITIES IN AN APPLICABLE TRANSACTION; (2) EVIDENCE OF THE SALE OR MATURITY OF SUCH SUBJECT SECURITIES AT A LOSS IN AN APPLICABLE DISPOSITION; AND (3) IF APPLICABLE, EVIDENCE OF YOUR AUTHORITY TO ACCEPT THIS RESCISSION OFFER ON BEHALF OF ANY PARTY FOR WHOM YOU ARE ACTING (E.G., CORPORATE RESOLUTION, TRUST AGREEMENT, POWER OF ATTORNEY, ETC.).

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Claimant’s Identifying Information(1)
Full Name*	Please provide this information through the Rescission Offer On-line Portal
Company (If Filing for an Entity)	Please provide this information through the Rescission Offer On-line Portal
Phone Number*(2)	Please provide this information through the Rescission Offer On-line Portal
Address Line 1*	Please provide this information through the Rescission Offer On-line Portal
Address Line 2	Please provide this information through the Rescission Offer On-line Portal
City*	Please provide this information through the Rescission Offer On-line Portal
State/Province/Region*	Please provide this information through the Rescission Offer On-line Portal
ZIP/Postal Code*	Please provide this information through the Rescission Offer On-line Portal
Country*	Please provide this information through the Rescission Offer On-line Portal

Purchase in an Applicable Transaction Information
CUSIP*(3)	Please provide this information through the Rescission Offer On-line Portal
Subject Securities*(4)	Please provide this information through the Rescission Offer On-line Portal
Quantity Purchased*(5)	Please provide this information through the Rescission Offer On-line Portal
Trade Date*(6)	Please provide this information through the Rescission Offer On-line Portal
Settlement Date*(7)	Please provide this information through the Rescission Offer On-line Portal
Purchase Price*(8)	Please provide this information through the Rescission Offer On-line Portal
Transaction Reference Number(9)	Please provide this information through the Rescission Offer On-line Portal
Counterparty*(10)	Please provide this information through the Rescission Offer On-line Portal

Sale or Maturity in an Applicable Disposition Information
Date of Sale, Redemption or Maturity*(11)	Please provide this information through the Rescission Offer On-line Portal
Sale, Redemption or Maturity Price*(12)	Please provide this information through the Rescission Offer On-line Portal
Quantity of Sold, Redeemed or Matured*(5)	Please provide this information through the Rescission Offer On-line Portal
Transaction Reference Number(9)	Please provide this information through the Rescission Offer On-line Portal
Counterparty*(10)	Please provide this information through the Rescission Offer On-line Portal
Loss on Sale or Maturity of the Subject Securities*(13)	Please provide this information through the Rescission Offer On-line Portal

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Notes:

*	Fields marked with * are mandatory.
(1)

If you are filing a claim on behalf of yourself, then please provide your details. If you are filing a claim on behalf of a corporate entity, provide a business address and phone number. If you are filing a claim on behalf of a person you are authorized to represent, provide that person’s details.

(2)	Provide a phone number that we can use to call you regarding the claim that you are filing.
(3)

Provide the CUSIP of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “CUSIP No.; ISIN No.” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(4)

Provide the name of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “Title of Security” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(5)

Include the quantity of purchased Subject Securities in respect of which the Rescission Offer is accepted. As an example, an Eligible Former Investor accepting the Rescission Offer in respect of $10,000,000 in a series of Subject Securities with a minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof, would disclose a quantity of 10,000.

(6)	Provide the date you agreed to purchase the Subject Securities in respect of which the Rescission Offer is accepted.
(7)	Provide the date you received the Subject Securities in respect of which the Rescission Offer is accepted.
(8)

Include the price in U.S. dollars at which you purchased the Subject Securities in an Applicable Transaction for the acquisition of the quantity of Subject Securities described in the third line above and in respect of which the Rescission Offer is accepted. As an example, an Eligible Former Investor accepting the Rescission Offer in respect of 100 Subject Securities purchased at a price of $1,000 per Subject Security, would disclose a purchase price of $1,000. This price should exclude any accrued interest, fees, selling concessions or other additional amounts.

(9)

Include the reference number or other identification number, if any, assigned to the relevant Applicable Transaction to help us identify the transaction in the evidence that you submit in support of your claim.

(10)	Provide the name of the party with whom you transacted with respect to your relevant purchase and, if applicable, sale of Subject Securities in respect of which the Rescission Offer is accepted.
(11)	Provide the date of maturity or the date you sold the Subject Securities in an Applicable Disposition with respect to which you are accepting the Rescission Offer and filing a claim.
(12)

Include the price in U.S. dollars that you received for the sale or maturity of the quantity of Subject Securities described in the line immediately above and in respect of which the Rescission Offer is accepted. As an example, an Eligible Former Investor accepting the Rescission Offer in respect of 100 Subject Securities sold at a price of $900 per Subject Security, would disclose a sale price of $900. This price should exclude any accrued interest, fees, selling concessions or other additional amounts.

(13)

Include the amount of loss you are claiming that you incurred as a result of the sale or maturity of the Subject Securities in respect of which the Rescission Offer is accepted. For the avoidance of doubt, the loss should reflect only the sale or maturity of the Subject Security on this submission. Holders will need to submit one form for each Applicable Transaction and Applicable Disposition.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

RESCISSION OFFER ACCEPTANCE AGREEMENT

The undersigned acknowledges receipt of the Prospectus of UBS Group AG in respect of the Rescission Offer, pursuant to which UBS Group AG offers to rescind the previous purchase of the Subject Securities listed and described under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus that were acquired by the undersigned in an Applicable Transaction and that matured or were sold by the undersigned in an Applicable Disposition.

Effective as of the Expiration Date, the undersigned hereby accepts the Rescission Offer for the Subject Securities indicated in this Former Investor Acceptance Form upon the terms and subject to the conditions set forth in the Prospectus, and directs UBS to credit all proceeds to which it is entitled pursuant to the Rescission Offer to the undersigned’s bank account, details of which have been provided by the undersigned to UBS.

1. Representations and Warranties, Acknowledgements and Agreements: By accepting the Rescission Offer, the undersigned hereby represents and warrants, acknowledges to, and agrees with, UBS that:

a. the undersigned has received and reviewed the information contained in the Prospectus;

b. the undersigned elects to accept the Rescission Offer with respect to the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal), and understands that he, she or it will no longer be entitled to any payments on such Subject Securities beyond those received in the Rescission Offer;

c. the undersigned meets the eligibility requirements to be considered an Eligible Former Investor, as set out under “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements” in the Prospectus, including that:

i.

the undersigned purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time;

ii.

the undersigned no longer held the Subject Securities in respect of which the Rescission Offer is accepted as at the date of the Prospectus, and such Subject Securities matured at a loss or were sold at a loss (provided, in either case, that the undersigned continuously held such relevant Subject Security until the time of maturity or sale, as applicable);

d. the undersigned was the beneficial owner or is the authorized representative of the former beneficial owner of those Subject Securities in respect of which the Rescission Offer is accepted when acquired during the Relevant Period (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time, and has full power and authority to accept the Rescission Offer;

e. in evaluating the Rescission Offer and in making the decision whether to participate therein, the undersigned has made his, her or its own independent appraisal of the matters referred to in the Prospectus and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to the undersigned by UBS other than those contained in the Prospectus;

f. the undersigned is not a Sanctioned Person (as defined below) and none of its Subsidiaries (as defined below) is a Sanctioned Person;

g. the undersigned will not, directly or indirectly, use the Rescission Offer Proceeds, or lend, contribute, or otherwise make available the Rescission Offer Proceeds to any subsidiary, agent, joint venture partner, or other Person: (x) to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory (as defined below), or (y) in any other manner; in each case that would result

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

in a violation of Sanctions (as defined below) or constitute Sanctionable Activity (as defined below) under Sanctions with respect to any person participating in the Rescission Offer, whether as Issuer, Eligible Investor, or otherwise or would result in a violation of any applicable anti-money laundering, anti-terrorism or anti-corruption laws and regulations;

h. the undersigned acknowledges and agrees that any violation of items (1.f) or (1.g) above constitutes a material change in the commercial risks and benefits of the transactions contemplated hereby;

i. the undersigned acknowledges and agrees that (i) any interest, coupon payments, principal or other income received on the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal) pursuant to their terms received by the undersigned prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to the Prospectus and (ii) the undersigned will repay to UBS Group AG any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to the undersigned.

j. the undersigned understands that UBS and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any of the acknowledgements, representations and warranties made herein are at any time prior to the consummation of the Rescission Offer no longer accurate, the undersigned shall promptly notify UBS and that any such acknowledgement, representation or warranty not being true and accurate when given and/or ceasing so to be true and accurate may invalidate any acceptance of the Rescission Offer;

k. any documentation provided to us evidencing the foregoing acknowledgements, representations and warranties is true, correct and complete;

l. the undersigned’s participation in the Rescission Offer will not constitute or result in a violation of any provisions of applicable U.S. federal, state, local or foreign law; and

m. the undersigned will execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions applicable to the Rescission Offer.

The undersigned acknowledges and agrees that the Company and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties for purposes of the Rescission Offer, and the Company and its affiliates reserve the right to take all actions available at law or in equity to recover any losses incurred as a result of such reliance in case any of the foregoing acknowledgements, representations and warranties proves to be inaccurate, incorrect, false or misleading.

For purposes of this document, the term: (i) “Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not it is a legal entity, and any sovereign government or agency, instrumentality, or political subdivision, territory, or similar entity or organization; (ii) “Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such activity or described by such condition; (iii) “Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria); (iv) “Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory, or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, a Person described in (a) or (b); (v) “Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, Switzerland, the United Kingdom, or the European Union, or United Nations Security Council resolutions, concerning trade

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

and economic sanctions including embargoes; the freezing or blocking of assets of targeted Persons; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular Persons or countries, including any Laws threatening to impose such trade and economic sanctions on any person for engaging in proscribed or targeted behavior; and (vi) “undersigned” means you, if filing on behalf of yourself, or the Eligible Former Investor that is the claimant, if filing on behalf of another person or entity.

2.

Release of Liability. The undersigned, in consideration of the payment of the Rescission Offer Proceeds under the Rescission Offer in respect of the loss incurred upon the disposition of the Subject Securities specified herein in an Applicable Disposition, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby, acting on his or her own behalf and, if it is not the beneficial owner of the Subject Securities specified in this Former Investor Acceptance Form, on behalf of such beneficial owner, irrevocably releases, discharges and acquits forever UBS Group AG, each of its subsidiaries and other affiliates, and each of its past and present officers, directors, stockholders, employees, agents, attorneys, successors and assigns from any and all claims, demands, rights, causes of action, liabilities and damages whatsoever, whether in law or equity, that the undersigned and the undersigned’s successors and assigns ever had, or now has, based in any way upon, related in any way to, or arising in any way from, out of or in connection with, the offer and sale of the Subject Securities during the Relevant Period by UBS Group AG or an affiliate of UBS Group AG or by CSG or an affiliate of CSG at such time, including but not limited to, any violation of federal, state or territorial securities laws or regulations.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Bank Account Details to Receive Wire Transfer:

Domestic Wire Transfer
Bank Account Name	Please provide this information through the Rescission Offer On-line Portal
Account Number	Please provide this information through the Rescission Offer On-line Portal
ABA/Routing Number	Please provide this information through the Rescission Offer On-line Portal
Bank Name	Please provide this information through the Rescission Offer On-line Portal
Bank Address	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 3	Please provide this information through the Rescission Offer On-line Portal

International Wire Transfer
Intermediary Bank Name (Bank 1):	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Address:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank City:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank State:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Country:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank SWIFT code/BIC:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank Name (End Bank):	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Address:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) City:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Country:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank SWIFT Code/BIC:	Please provide this information through the Rescission Offer On-line Portal
IBAN/Acct #:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2:	Please provide this information through the Rescission Offer On-line Portal

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

IMPORTANT

CLAIMANT(S): SIGN HERE

Signature(s) of Eligible Former Investor(s) or Authorized Representatives
Dated , 2026

Name(s) of Eligible Former Investor(s)
(Please Print)

Name of Company (If Filing for an Entity)
(Please Print)

Name of Authorized Representative (If Filing for an Entity or for an individual Eligible Former Investor):
(Please Print)

Capacity(1):
(Please Provide Full Title)

Address(2):
(Include Zip Code)

Daytime Telephone No.(2):
(Include Area Code)

Email Address(2):

(1)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, you must submit evidence of your authority to complete this agreement (e.g., corporate resolution, trust agreement, power of attorney, etc.) or the claim will be rejected.

(2)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, the authorized representative completing this claim should provide their contact details here.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

INSTRUCTIONS:

1. Evidence.

To accept the Rescission Offer, an Eligible Former Investor must provide evidence to the following effects:

1.1.

A signed acceptance agreement, a form of which is included in this Appendix A, by which the Eligible Former Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements set forth in the Prospectus; and

1.2.

Satisfactory evidence that the Eligible Former Investor purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that such Applicable Security subsequently was sold in a bona fide transaction or matured, in each case at a loss. For such purposes, the Issuer is prepared to accept the following evidence:

a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from UBS Group AG or an affiliate of UBS Group AG (for an Applicable Transaction during the Relevant Period on or after the Merger Date) or from CSG or an affiliate of CSG at such time (for an Applicable Transaction during the Relevant Period prior to the Merger Date), (ii) purchase price information of such Applicable Security and (iii) the subsequent Applicable Disposition (and sale or maturity price information, as applicable) of such Applicable Security before the date of the Prospectus, and demonstrating the continued holding of such Applicable Security until the time of the Applicable Disposition; and/or

b)

With respect to an Applicable Transaction: receipt, transaction or trade confirmation statement reflecting (i) for an Applicable Transaction during the Relevant Period on or after the Merger Date, UBS Group AG or an affiliate of UBS Group AG or (ii) for an Applicable Transaction during the Relevant Period prior to the Merger Date, CSG or an affiliate of CSG at such time, as a principal seller of such Applicable Security in such Applicable Transaction; and/or

c)

With respect to an Applicable Disposition: receipt, transaction or trade confirmation statement reflecting such Applicable Security being sold or matured, including the date, price and other relevant details of the sale; and/or

d)

With respect to the loss as a result of an Applicable Disposition: tax documents, such as IRS Form 1099 B, evidencing the losses incurred on the Applicable Disposition of such Applicable Security prior to the date of the Prospectus.

2. Signatures.

Exact Signatures. The signature(s) on this Former Investor Acceptance Form must correspond with the name(s) as indicated elsewhere in this Former Investor Acceptance Form.

Joint Holders. If any of the Subject Securities that are the subject of this Former Investor Acceptance Form are owned of record by two or more joint owners, all such owners must sign this Former Investor Acceptance Form.

Signature of Fiduciaries. If this Former Investor Acceptance Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and provide proper evidence satisfactory to UBS of such person’s authority so to act.

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Pursuant to 17 C.F.R. Section 200.83

3. Backup Withholding and Information Reporting.

The disposal of the Subject Securities pursuant to the Rescission Offer may be subject to information reporting requirements of the Internal Revenue Service (“IRS”). To avoid the imposition of backup withholding, an Eligible Former Investor should complete the applicable IRS withholding form (W-9 or W-8) which can be obtained at the website of the Internal Revenue Service at www.irs.gov. Certain offerees (including, among others, corporations and certain foreign persons) are exempt from these backup withholding and information reporting requirements, but may be required to establish their entitlement to an exception. If UBS is not provided with the correct TIN or an adequate basis for exemption, an Eligible Former Investor may be subject to a backup withholding tax on the gross proceeds received in the Rescission Offer. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

APPENDIX B

RESCISSION OFFER WITHDRAWAL FORM

Note: This Rescission Offer Withdrawal Form is to be completed only if you have previously completed and returned a Former Investor Acceptance Form, but no longer wish to participate in the Rescission Offer. If you have previously completed and returned a Current Investor Acceptance Form and tendered the relevant Subject Securities, you should contact your bank or broker where your Subject Securities are held and have them submit a properly transmitted “Requested Message” through ATOP, which must be received by the Rescission Agent through ATOP. YOU MUST INSTRUCT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU HOLD YOUR SUBJECT SECURITIES IN TIME FOR YOUR TENDER OF SUBJECT SECURITIES TO BE WITHDRAWN ON OR BEFORE THE EXPIRATION DATE (AS DEFINED BELOW).

IF YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE INVESTOR, YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PROSPECTUS DATED [●], 2026 (THE “PROSPECTUS”) OF UBS GROUP AG (THE “ISSUER’). ALL TERMS USED BUT NOT OTHERWISE DEFINED IN THIS FORM HAVE THE MEANING ATTRIBUTED TO THEM IN THE PROSPECTUS.

IF YOU WISH TO REJECT THE RESCISSION OFFER AND HAVE NOT COMPLETED AND RETURNED A RESCISSION OFFER ACCEPTANCE FORM, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER UNLESS YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER BY COMPLETING AND RETURNING A RESCISSION OFFER ACCEPTANCE FORM.

IF YOU HAVE PREVIOUSLY COMPLETED AND RETURNED A RESCISSION OFFER ACCEPTANCE FORM, BUT NO LONGER WISH TO ACCEPT THE RESCISSION OFFER, YOU MAY REVOKE YOUR ACCEPTANCE. IN ORDER TO REVOKE YOUR ACCEPTANCE, YOU MUST COMPLETE, SIGN AND RETURN THIS RESCISSION OFFER WITHDRAWAL FORM PURSUANT TO THE INSTRUCTIONS BELOW AND ENSURE ITS RECEIPT BY UBS BY 5:00 P.M., EASTERN STANDARD TIME, ON [●], 2026 (THE “EXPIRATION DATE”), WHICH IS 30 DAYS FROM THE DATE OF THE PROSPECTUS (INCLUDING THE DATE OF THE PROSPECTUS AND THE EXPIRATION DATE).

WE URGE YOU TO REVIEW THE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER. WE ALSO ADVISE YOU TO CONSULT YOUR FINANCIAL, LEGAL, AND TAX ADVISERS, AS YOU DEEM APPROPRIATE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE RESCISSION OFFER.

Revoking your previous acceptance of the Rescission Offer: If you have previously completed and returned a Former Investor Acceptance Form but no longer wish to participate in the Rescission Offer, in order to revoke your acceptance you must:

1.	Read carefully this Rescission Offer Withdrawal Form;

2.	Complete, sign and date this Rescission Offer Withdrawal Form, including the “Details of Claim Being Withdrawn” below; and

3.

Return this Rescission Offer Withdrawal Form by completing it on the Rescission Offer On-line Portal which may be accessed at https://deals.is.kroll.com/UBSgroupAG, so that it is received by UBS on or before the Expiration Date.

This Rescission Offer Withdrawal Form must be legible. If you choose to revoke your previous acceptance of the Rescission Offer, UBS recommends that you complete this Rescission Offer Withdrawal Form sufficiently in

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Pursuant to 17 C.F.R. Section 200.83

advance of the Expiration Date to ensure its receipt by UBS by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

IF YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER AND YOU CHANGE YOUR ELECTION, UBS MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED RESCISSION OFFER WITHDRAWAL FORM ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RESCISSION OFFER PURSUANT TO YOUR ELECTION ON THE LAST EFFECTIVE FORMER INVESTOR ACCEPTANCE FORM YOU SUBMITTED. UBS WILL, IN ITS SOLE DISCRETION, DETERMINE WHETHER YOUR RESCISSION OFFER WITHDRAWAL FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE ELIGIBLE TO WITHDRAW YOUR ACCEPTANCE OF THE RESCISSION OFFER.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election or tender of Subject Securities or evidence of eligibility) or the withdrawal instructions or this Rescission Offer Withdrawal Form will be made by us, in our sole discretion, which determinations shall be final and binding.

Questions: If you have questions or require additional information about the Rescission Offer acceptance or withdrawal procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, information regarding how to obtain technical support in relation to the submission of your Rescission Offer Withdrawal Form will be available through the Rescission Offer On-line Portal.

Effective as of the Expiration Date, the undersigned hereby revokes acceptance of the Rescission Offer for the following Subject Securities described under “Details of Claim Being Withdrawn” below. All of the instructions and covenants set forth in the Former Investor Acceptance Form that were previously completed by the undersigned are hereby revoked.

For purposes of this document, the term “undersigned” means you, if filing on behalf of yourself, or the Eligible Former Investor that was the claimant, if filing on behalf of another person or entity.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

DETAILS OF CLAIM BEING WITHDRAWN

Please complete a separate version of this form for each claim that you previously submitted and now wish to withdraw.

NOTE THAT THE RESCISSION OFFER ON-LINE PORTAL WILL INCLUDE AN ON-LINE VERSION OF THE TABLE BELOW THAT SHOULD BE COMPLETED ELECTRONICALLY. YOU SHOULD NOT COMPLETE THE TABLE BELOW IN THE SIGNED PAPER FORM THAT WILL BE COMPLETED THROUGH THE ON-LINE RESCISSION OFFER PORTAL.

Please note that, in order to withdraw your claim, you must provide, on the Rescission Offer On-line Portal (1) the Kroll Confirmation Number that you previously received when submitting your claim.

IF APPLICABLE, PLEASE UPLOAD TO THE RESCISSION OFFER ON-LINE PORTAL EVIDENCE OF YOUR AUTHORITY TO SUBMIT THIS RESCISSION OFFER WITHDRAWAL FORM ON BEHALF OF ANY PARTY FOR WHOM YOU ARE ACTING (e.g. CORPORATE RESOLUTION, TRUST AGREEMENT, POWER OF ATTORNEY, ETC.), IF SUCH EVIDENCE HAS NOT ALREADY BEEN SUBMITTED.

1. Claimant’s Identifying Information(1)
Full Name*
Company (If Filing for an Entity)
Phone Number*(2)
Address Line 1*
Address Line 2
City*
State/Province/Region*
ZIP/Postal Code*
Country*
Kroll Confirmation Number*(3)

Notes:

*	Fields marked with * are mandatory.
(1)

If you are withdrawing a claim on behalf of yourself, then please provide your details below. If you are withdrawing a claim on behalf of a corporate entity, provide a business address and phone number. If you are withdrawing a claim on behalf of a person you are authorized to represent, provide that person’s details.

(2)

Provide a phone number that we can use to call you regarding the claim that you are withdrawing. This phone number may be different than the phone number provided for receipt of text messages in connection with the account registration process.

(3)	Provide the confirmation number provided to you by Kroll, upon submitting your Former Investor Acceptance Form, corresponding to the rescission offer acceptance you are seeking to withdraw.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

IMPORTANT

CLAIMANT(S): SIGN HERE

Signature(s) of Eligible Former Investor(s) or Authorized Representatives
Dated , 2026

Name(s) of Eligible Former Investor(s)
(Please Print)

Name of Company (If Filing for an Entity)
(Please Print)

Name of Authorized Representative (If Filing for an Entity or for an individual Eligible Former Investor):
(Please Print)

Capacity(1):
(Please Provide Full Title)

Address(2):
(Include Zip Code)

Daytime Telephone No.(2):
(Include Area Code)

Email Address(2):

(1)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, you must submit evidence of your authority to complete this agreement (e.g., corporate resolution, trust agreement, power of attorney, etc.) or the claim will be rejected.

(2)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, the authorized representative completing this claim should provide their contact details here.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

APPENDIX C

CURRENT INVESTOR ACCEPTANCE FORM

Note: This Current Investor Acceptance Form is to be completed only if you are an Eligible Current Investor and you wish to accept the Rescission Offer.

Please confirm the following: In regard to the Subject Securities in respect of which this Rescission Offer is hereby accepted:

•	I am an Eligible Current Investor: Yes No

IF YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE CURRENT INVESTOR, YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PROSPECTUS DATED [●], 2026 (THE “PROSPECTUS”) OF UBS GROUP AG (THE “ISSUER”). ALL TERMS USED BUT NOT OTHERWISE DEFINED IN THIS FORM HAVE THE MEANING ATTRIBUTED TO THEM IN THE PROSPECTUS.

IF YOU WISH TO REJECT THE RESCISSION OFFER, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER.

IF YOU WISH TO ACCEPT THE RESCISSION OFFER AND YOU MEET THE REQUIREMENTS TO BE AN ELIGIBLE CURRENT INVESTOR, PLEASE COMPLETE ANDSIGN THIS FORM AND UPLOAD YOUR SUPPORTING EVIDENCE PURSUANT TO THE INSTRUCTIONS BELOW AND ENSURE ITS RECEIPT BY UBS BY 5:00 P.M., EASTERN STANDARD TIME, ON [●], 2026 (THE “EXPIRATION DATE”), WHICH IS 30 DAYS FROM THE DATE OF THE PROSPECTUS (INCLUDING THE DATE OF THE PROSPECTUS AND THE EXPIRATION DATE).

WE URGE YOU TO REVIEW THE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER. WE ALSO ADVISE YOU TO CONSULT YOUR FINANCIAL, LEGAL, AND TAX ADVISERS, AS YOU DEEM APPROPRIATE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE RESCISSION OFFER.

Accepting the Rescission Offer: In order to accept the Rescission Offer, you must:

1.	Read carefully this Current Investor Acceptance Form and the accompanying acceptance agreement;

2.	Complete, sign and date this Current Investor Acceptance Form on the On-Line Portal;

3.

Complete this Current Investor Acceptance Form, together with the supporting evidence required herein, to the Rescission Offer On-line Portal at https://deals.is.kroll.com/UBSgroupAG, so that it is received by UBS on or before 5:00 p.m., Eastern Standard Time, on [●], 2026; and

4.	Instruct your broker or bank through which your relevant Applicable Securities are held in time for such Applicable Securities to be tendered to us through ATOP on or before the Expiration Date

To access the Rescission Offer On-line Portal, you will need to go to the Rescission Agent’s website at https://deals.is.kroll.com/UBSgroupAG.The Rescission Offer On-line Portal will be operated by the Rescission Agent. By completing the registration process for the Rescission Offer On-line Portal, you are authorizing the Rescission Agent to communicate with you on behalf of UBS. If you have technical difficulties, you may contact the Rescission Agent at UBSRescission@is.kroll.com.

This Current Investor Acceptance Form and the supporting evidence that you submit through the Rescission Offer On-line Portal must be legible. If you choose to accept the Rescission Offer, UBS recommends that you complete this Current Investor Acceptance Form and your supporting evidence sufficiently in advance of the

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Pursuant to 17 C.F.R. Section 200.83

Expiration Date to ensure its receipt by UBS by the deadline specified above. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

Supporting evidence must be uploaded into the Rescission Offer On-line Portal in PDF, Doc, Docx, JPEG, JPG or PNG file formats. You may upload up one file per upload field with a maximum size of 100 MB per file. If you have multiple documents, you need to upload into one upload field you may combine the documents into one before uploading. If you have technical difficulties submitting your Current Investor Acceptance Form or your supporting evidence, you may submit your claim through the Rescission Offer On-line Portal and email any necessary supporting material to UBSRescission@is.kroll.com within 48 hours of when your claim is submitted for processing but in no event later than the Expiration Date. When you email the supporting evidence for your claim, you must include the confirmation number you receive after submitting the Current Investor Acceptance Form through the Rescission Offer On-line Portal in the subject line of your email. If you do not submit your supporting evidence within 48 hours or do not include the confirmation number you receive after submitting the Current Investor Acceptance subject line of your email, your claim may be automatically rejected and you will be required to file a new claim if you wish to accept the Rescission Offer.

UBS MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED CURRENT INVESTOR ACCEPTANCE FORM AND APPROPRIATE SUPPORTING EVIDENCE ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. UBS WILL, IN ITS SOLE DISCRETION, DETERMINE WHETHER YOUR CURRENT INVESTOR ACCEPTANCE FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE CURRENT INVESTOR TO ACCEPT THE RESCISSION OFFER.

Your valid acceptance of the Rescission Offer will be conditioned upon the tender of your Subject Security to us. If you are an Eligible Current Investor, in order to accept the Rescission Offer on your behalf, your broker or bank must submit, or cause The Depository Trust Company (“DTC”) participant who holds your Subject Security on your behalf to submit, an Agent’s Message in accordance with the procedures described in the Prospectus under “The Recission Offer—Acceptance or Rejection of the Rescission Offer—Eligible Current Investors: Procedures for Brokers and Banks; DTC ATOP Account”. Please note, all positions will be blocked from trading once tendered in accordance with the procedures described in the Prospectus.

You may be subject to information reporting requirements of the Internal Revenue Service (the “IRS”) with respect to amounts received pursuant to the Rescission Offer. You may also be subject to backup withholding on such payments unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Before the settlement of the Rescission Offer Proceeds, U.S. holders (which include U.S. citizens and residents) will need to complete and return the IRS Form W-9 and non-U.S. holders will need to complete IRS Form W-8. Please review the section entitled “United States Tax Considerations” to determine if you qualify as a U.S. holder or a non-U.S. holder. You may participate in the Rescission Offer even if you do not complete your IRS withholding form (W-9 or W-8). However, if your properly completed IRS withholding form (W-9 or W-8) is not received before the settlement of the Rescission Offer Proceeds, we may be required to withhold additional amounts from the Rescission Offer Proceeds and the IRS may impose certain penalties.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or evidence of eligibility) or this Current Investor Acceptance Form will be made by us, in our sole discretion, which determinations shall be final and binding. We reserve the right to, at any time, request any additional information or evidence that we may deem reasonably appropriate to demonstrate that you meet the eligibility requirements to be considered an Eligible Current Investor.

Upon receipt and review of the evidence package submitted with your acceptance of the Rescission Offer, we may, in our sole discretion, but are under no obligation to, inform you of any insufficiency or inconsistency

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

identified in the evidence provided and give you the opportunity to supplement the evidence as required, provided such supplemental evidence is received by us on or before the Expiration Date. For the avoidance of doubt, we are under no obligation to accept any evidence submission after the Expiration Date, or to provide a cure period for insufficient or inconsistent evidence. We expect to make a final determination as to whether you meet the requirements to be considered an Eligible Current Investor no later than the date that is five business days after the Expiration Date.

If you are an Eligible Current Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms set forth in the Prospectus, we will cause payment of the Rescission Offer Proceeds to be made to you as soon as reasonably practicable after the Expiration Date (the date of such payment, the “Settlement Date”). The Settlement Date is expected to occur no later than the tenth business day following the Expiration Date.

Questions: If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

CLAIM DETAILS

Please complete a separate version of this form for each Applicable Transaction pursuant to which you purchased Subject Securities in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. If you sold in an Applicable Disposition part of a lot of Subject Securities that you purchased in an Applicable Transaction and still hold part of that lot and wish to accept the Rescission Offer with respect to the entire lot, please complete this Current Investor Acceptance Form with respect to the part of the lot that you still hold and the Former Investor Acceptance Form with respect to the part of the lot that you sold in an Applicable Disposition.

NOTE THAT THE RESCISSION OFFER ON-LINE PORTAL WILL INCLUDE AN ON-LINE VERSION OF THE TABLE BELOW THAT SHOULD BE COMPLETED ELECTRONICALLY. YOU SHOULD NOT COMPLETE THE TABLE BELOW IN THE SIGNED PAPER FORM THAT WILL BE COMPLETEDTHROUGH THE ON-LINE RESCISSION OFFER PORTAL.

Pursuant to the Prospectus, please note that you may accept the Rescission Offer for any number of Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof.

Further, please note that you must complete one version of this table online through the portal and complete one copy of your signed Current Investor Acceptance Form with respect to each Applicable Transaction pursuant to which you purchased Subject Securities in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. Thus, if you bought 1,000 of Subject Security X on two different days, you must file two claims through the portal, one for each Applicable Transaction. For the avoidance of doubt, you must submit one form for each Applicable Transaction. Multiple transactions should not be included in one Acceptance Form Submission.

PLEASE UPLOAD TO THE RESCISSION OFFER ON-LINE PORTAL (1) EVIDENCE OF PURCHASE OF THE SUBJECT SECURITIES IN AN APPLICABLE TRANSACTION AND (2) IF APPLICABLE, EVIDENCE OF YOUR AUTHORITY TO ACCEPT THIS RESCISSION OFFER ON BEHALF OF ANY PARTY FOR WHOM YOU ARE ACTING (E.G., CORPORATE RESOLUTION, TRUST AGREEMENT, POWER OF ATTORNEY, ETC.).

Claimant’s Identifying Information(1)
Full Name*	Please provide this information through the Rescission Offer On-line Portal
Company (If Filing for an Entity)	Please provide this information through the Rescission Offer On-line Portal
Phone Number*(2)	Please provide this information through the Rescission Offer On-line Portal
Address Line 1*	Please provide this information through the Rescission Offer On-line Portal
Address Line 2	Please provide this information through the Rescission Offer On-line Portal
City*	Please provide this information through the Rescission Offer On-line Portal
State/Province/Region*	Please provide this information through the Rescission Offer On-line Portal
ZIP/Postal Code*	Please provide this information through the Rescission Offer On-line Portal
Country*	Please provide this information through the Rescission Offer On-line Portal

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Pursuant to 17 C.F.R. Section 200.83

Purchase in an Applicable Transaction Information
CUSIP*(3)	Please provide this information through the Rescission Offer On-line Portal
Subject Securities*(4)	Please provide this information through the Rescission Offer On-line Portal
Quantity Purchased*(5)	Please provide this information through the Rescission Offer On-line Portal
Trade Date*(6)	Please provide this information through the Rescission Offer On-line Portal
Settlement Date*(7)	Please provide this information through the Rescission Offer On-line Portal
Purchase Price*(8)	Please provide this information through the Rescission Offer On-line Portal
Transaction Reference Number(9)	Please provide this information through the Rescission Offer On-line Portal
Counterparty*(10)	Please provide this information through the Rescission Offer On-line Portal

Tender of Securities(11)
Quantity Tendered*(12)	Please provide this information through the Rescission Offer On-line Portal
VOI (ATOP Confirmation Number) or Euroclear/Clearstream Reference Number*(13)	Please provide this information through the Rescission Offer On-line Portal
DTC Participant Number*(14)	Please provide this information through the Rescission Offer On-line Portal
DTC Participant Name*(15)	Please provide this information through the Rescission Offer On-line Portal

Notes:

*	Fields marked with * are mandatory.
(14)

If you are filing a claim on behalf of yourself, then please provide your details. If you are filing a claim on behalf of a corporate entity, provide a business address and phone number. If you are filing a claim on behalf of a person you are authorized to represent, provide that person’s details.

(15)	Provide a phone number that we can use to call you regarding the claim that you are filing.
(16)

Provide the CUSIP of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “CUSIP No.; ISIN No.” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(17)

Provide the name of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “Title of Security” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(18)

Include the quantity of purchased Subject Securities in respect of which the Rescission Offer is accepted. As an example, an Eligible Current Investor accepting the Rescission Offer in respect of $10,000,000 in a series of Subject Securities with a minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof, would disclose a quantity of 10,000.

(19)	Provide the date you agreed to purchase the Subject Securities in respect of which the Rescission Offer is accepted.
(20)	Provide the date you received the Subject Securities in respect of which the Rescission Offer is accepted.
(21)

Include the price in U.S. dollars at which you purchased the Subject Securities in an Applicable Transaction for the acquisition of the quantity of Subject Securities described in the third line above and in respect of which the Rescission Offer is accepted. As an example, an Eligible Current Investor accepting the Rescission Offer in respect of 100 Subject Securities purchased at a price of $1,000 per Subject Security,

Confidential Treatment Requested by UBS Group AG

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would disclose a purchase price of $1,000. This price should exclude any accrued interest, fees, selling concessions or other additional amounts.
(22)

Include the reference number or other identification number, if any, assigned to the relevant Applicable Transaction to help us identify the transaction in the evidence that you submit in support of your claim.

(23)	Provide the name of the party with whom you transacted with respect to your relevant purchase of Subject Securities in respect of which the Rescission Offer is accepted.
(24)

You may accept the Rescission Offer for any number of Subject Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $250,000, and integral multiples of $1,000 in excess thereof. THIS FIELD SHOULD ONLY BE USED TO ACCEPT THE RESCISSION OFFER IN RESPECT OF SUBJECT SECURITIES HELD BY YOU AS AN ELIGIBLE CURRENT INVESTOR.

(25)	Provide the quantity of Subject Securities for which you are accepting the Rescission Offer and filing a claim and have coordinated to have your bank or broker tender into DTC’s ATOP platform.
(26)

Provide the VOI or ATOP Confirmation Number provided to your bank or broker after they tendered your securities though DTC’s ATOP platform. This is a 14 unique character ID that is generated by DTC once your broker or bank tenders your position. If you hold through Euroclear or Clearstream you will need to provide the unique reference number provided to them once they tender your position. Please work with your bank or broker to obtain this information.

(27)	Provide the DTC participant number associated with your bank or broker. Please work with your bank or broker to obtain this information.
(28)	Provide the DTC participant name associated with your bank or broker. Please work with your bank or broker to obtain this information.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

RESCISSION OFFER ACCEPTANCE AGREEMENT

The undersigned acknowledges receipt of the Prospectus of UBS Group AG in respect of the Rescission Offer, pursuant to which UBS Group AG offers to rescind the previous purchase of the Subject Securities listed and described under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus that were acquired by the undersigned in an Applicable Transaction.

Effective as of the Expiration Date, the undersigned hereby accepts the Rescission Offer for the Subject Securities indicated in this Current Investor Acceptance Form upon the terms and subject to the conditions set forth in the Prospectus, and directs UBS to credit all proceeds to which it is entitled pursuant to the Rescission Offer to the undersigned’s bank or broker through DTC or the undersigned’s bank account, details of which have been provided by the undersigned to UBS. If the proceeds are delivered through DTC, they will be sent to the undersigned’s bank or broker, and it will be up to the applicable bank or broker to distribute the proceeds to their applicable clients.

3. Representations and Warranties, Acknowledgements and Agreements: By accepting the Rescission Offer, the undersigned hereby represents and warrants, acknowledges to, and agrees with, UBS that:

a. the undersigned has received and reviewed the information contained in the Prospectus;

b. the undersigned elects to accept the Rescission Offer with respect to the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal), and understands that he, she or it will no longer be entitled to any payments on such Subject Securities beyond those received in the Rescission Offer;

c. the undersigned meets the eligibility requirements to be considered an Eligible Current Investor, as set out under “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements” in the Prospectus, including that:

i.

the undersigned purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period (i) on or after the Merger Date, from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from CSG or an affiliate of CSG at such time;

ii.

the undersigned has continued to hold the Subject Securities in respect of which the Rescission Offer is accepted until the date of the Prospectus, and will continue to hold such Subject Securities (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and UBS Group AG will acquire good, indefeasible and unencumbered title to such Subject Securities, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the tender of the same is accepted by UBS Group AG;

d. the undersigned is the beneficial owner or is the authorized representative of the beneficial owner of those Subject Securities in respect of which the Rescission Offer is accepted, and has full power and authority to accept the Rescission Offer;

e. the undersigned will not sell, pledge, hypothecate or otherwise encumber or transfer any Subject Securities in respect of which he, she or it is accepting the Rescission Offer, from the date of acceptance of the Rescission Offer, and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

f. in evaluating the Rescission Offer and in making the decision whether to participate therein, the undersigned has made his, her or its own independent appraisal of the matters referred to in the Prospectus and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to the undersigned by UBS other than those contained in the Prospectus;

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

g. the undersigned is not a Sanctioned Person (as defined below) and none of its Subsidiaries (as defined below) is a Sanctioned Person;

h. the undersigned will not, directly or indirectly, use the Rescission Offer Proceeds, or lend, contribute, or otherwise make available the Rescission Offer Proceeds to any subsidiary, agent, joint venture partner, or other Person: (x) to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory (as defined below), or (y) in any other manner; in each case that would result in a violation of Sanctions (as defined below) or constitute Sanctionable Activity (as defined below) under Sanctions with respect to any person participating in the Rescission Offer, whether as Issuer, Eligible Investor, or otherwise or would result in a violation of any applicable anti-money laundering, anti-terrorism or anti-corruption laws and regulations;

i. the undersigned acknowledges and agrees that any violation of items (1.g) or (1.h) above constitutes a material change in the commercial risks and benefits of the transactions contemplated hereby;

j. the undersigned acknowledges and agrees that (i) any interest, coupon payments, principal or other income due on the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal) pursuant to their terms received by the undersigned prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to the Prospectus and (ii) the undersigned will repay to UBS Group AG any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to the undersigned.

k. the undersigned understands that UBS and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any of the acknowledgements, representations and warranties made herein are at any time prior to the consummation of the Rescission Offer no longer accurate, the undersigned shall promptly notify UBS and that any such acknowledgement, representation or warranty not being true and accurate when given and/or ceasing so to be true and accurate may invalidate any acceptance of the Rescission Offer;

l. if delivering the Subject Securities as a fiduciary or agent for one or more investor accounts, the undersigned has sole investment discretion with respect to each such account and full power to make the foregoing acknowledgements, representations and warranties on behalf of such account;

m. any documentation provided to us evidencing the foregoing acknowledgements, representations and warranties is true, correct and complete;

n. the undersigned’s participation in the Rescission Offer will not constitute or result in a violation of any provisions of applicable U.S. federal, state, local or foreign law; and

o. the undersigned will execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions applicable to the Rescission Offer.

The undersigned acknowledges and agrees that the Company and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties for purposes of the Rescission Offer, and the Company and its affiliates reserve the right to take all actions available at law or in equity to recover any losses incurred as a result of such reliance in case any of the foregoing acknowledgements, representations and warranties proves to be inaccurate, incorrect, false or misleading.

For purposes of this document, the term: (i) “Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not it is a legal entity, and any sovereign government or agency, instrumentality, or political subdivision, territory, or similar entity or organization; (ii) “Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

activity or described by such condition; (iii) “Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria); (iv) “Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory, or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, a Person described in (a) or (b); (v) “Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, Switzerland, the United Kingdom, or the European Union, or United Nations Security Council resolutions, concerning trade and economic sanctions including embargoes; the freezing or blocking of assets of targeted Persons; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular Persons or countries, including any Laws threatening to impose such trade and economic sanctions on any person for engaging in proscribed or targeted behavior; and (vi) “undersigned” means you, if filing on behalf of yourself, or the Eligible Current Investor that is the claimant, if filing on behalf of another person or entity.

4. Release of Liability. The undersigned, in consideration of the payment of the Rescission Offer Proceeds under the Rescission Offer in respect of the tendered Subject Securities specified herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby, acting on his or her own behalf and, if it is not the beneficial owner of the Subject Securities specified in this Current Investor Acceptance Form, on behalf of such beneficial owner, irrevocably releases, discharges and acquits forever UBS Group AG, each of its subsidiaries and other affiliates, and each of its past and present officers, directors, stockholders, employees, agents, attorneys, successors and assigns from any and all claims, demands, rights, causes of action, liabilities and damages whatsoever, whether in law or equity, that the undersigned and the undersigned’s successors and assigns ever had, or now has, based in any way upon, related in any way to, or arising in any way from, out of or in connection with, the offer and sale of the Subject Securities during the Relevant Period by UBS Group AG or an affiliate of UBS Group AG or by CSG or an affiliate of CSG at such time, including but not limited to, any violation of federal, state or territorial securities laws or regulations.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

Bank Account Details to Receive Wire Transfer:

Domestic Wire Transfer
Bank Account Name	Please provide this information through the Rescission Offer On-line Portal
Account Number	Please provide this information through the Rescission Offer On-line Portal
ABA/Routing Number	Please provide this information through the Rescission Offer On-line Portal
Bank Name	Please provide this information through the Rescission Offer On-line Portal
Bank Address	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 3	Please provide this information through the Rescission Offer On-line Portal

International Wire Transfer
Intermediary Bank Name (Bank 1):	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Address:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank City:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank State:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Country:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank SWIFT code/BIC:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank Name (End Bank):	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Address:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) City:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Country:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank SWIFT Code/BIC:	Please provide this information through the Rescission Offer On-line Portal
IBAN/Acct #:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2:	Please provide this information through the Rescission Offer On-line Portal

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

IMPORTANT

CLAIMANT(S): SIGN HERE

Signature(s) of Eligible Current Investor(s) or Authorized Representatives
Dated , 2026

Name(s) of Eligible Current Investor(s)
(Please Print)

Name of Company (If Filing for an Entity)
(Please Print)

Name of Authorized Representative (If Filing for an Entity or for an individual Eligible Current Investor):
(Please Print)

Capacity(1):
(Please Provide Full Title)

Address(2):
(Include Zip Code)

Daytime Telephone No.(2):
(Include Area Code)

Email Address(2):

(1)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Current Investor, you must submit evidence of your authority to complete this agreement (e.g., corporate resolution, trust agreement, power of attorney, etc.) or the claim will be rejected.

(2)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Current Investor, the authorized representative completing this claim should provide their contact details here.

Confidential Treatment Requested by UBS Group AG

Pursuant to 17 C.F.R. Section 200.83

INSTRUCTIONS:

4. Evidence.

To accept the Rescission Offer, an Eligible Current Investor must provide evidence to the following effects:

4.1.

A signed acceptance agreement, a form of which is included in this Appendix C, by which the Eligible Current Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements set forth in the Prospectus; and

4.2.

Satisfactory evidence that the Eligible Current Investor purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that such Eligible Current Investor continues to hold such Applicable Security as of the date of the Prospectus, and will continue to hold it (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date. For such purposes, the Issuer is prepared to accept the following evidence:

a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from UBS Group AG or an affiliate of UBS Group AG (for an Applicable Transaction during the Relevant Period on or after the Merger Date) or from CSG or an affiliate of CSG at such time (for an Applicable Transaction during the Relevant Period prior to the Merger Date) and (ii) purchase price information of such Applicable Security, and demonstrating the continued holding of such Applicable Security until at least the date of the Prospectus; and/or

b)

Receipt, transaction or trade confirmation statement reflecting (i) for an Applicable Transaction during the Relevant Period on or after the Merger Date, UBS Group AG or an affiliate of UBS Group AG or (ii) for an Applicable Transaction during the Relevant Period prior to the Merger Date, CSG or an affiliate of CSG at such time, as a principal seller of such Applicable Security in such Applicable Transaction.

5. Signatures.

Exact Signatures. The signature(s) on this Current Investor Acceptance Form must correspond with the name(s) as indicated elsewhere in this Current Investor Acceptance Form.

Joint Holders. If any of the Subject Securities that are the subject of this Current Investor Acceptance Form are owned of record by two or more joint owners, all such owners must sign this Current Investor Acceptance Form.

Signature of Fiduciaries. If this Current Investor Acceptance Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and provide proper evidence satisfactory to UBS of such person’s authority so to act.

6. Backup Withholding and Information Reporting.

The disposal of the Subject Securities pursuant to the Rescission Offer may be subject to information reporting requirements of the Internal Revenue Service (“IRS”). To avoid the imposition of backup withholding, an Eligible Current Investor should complete the applicable IRS withholding form (W-9 or W-8) which can be obtained at the website of the Internal Revenue Service at www.irs.gov. Certain offerees (including, among others, corporations and certain foreign persons) are exempt from these backup withholding and information reporting requirements, but may be required to establish their entitlement to an exception. If UBS is not provided with the correct TIN or an adequate basis for exemption, an Eligible Current Investor may be subject to a backup withholding tax on the gross proceeds received in the Rescission Offer. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, in which this prospectus is included, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2026

Credit Suisse (USA) LLC

7 1∕8% Notes due July 15, 2032

fully and unconditionally guaranteed by

UBS Group AG

and

UBS AG

Credit Suisse (USA) LLC (the “Issuer” or “CS USA”), is offering, under the terms and conditions described in this prospectus, to rescind (the “Rescission Offer”) the previous purchase of the 7 1∕8% Notes due July 15, 2032 (CUSIP 22541LAE3; ISIN US22541LAE39) (the “Subject Securities”) by certain purchasers who acquired Subject Securities during the period from October 1, 2023 to the date of this prospectus (the “Relevant Period”) from UBS Group AG or an affiliate of UBS Group AG (an “Applicable Transaction”).

The Subject Securities were issued pursuant to a senior indenture dated as of June 1, 2001 (the “ Base Indenture”), between CS USA (formerly known as Credit Suisse (USA), Inc. and Credit Suisse First Boston (USA), Inc.) and The Bank of New York Mellon (formerly known as The Bank of New York, as successor to The Chase Manhattan Bank), as trustee (the “Trustee”), as supplemented by (i) the first supplemental indenture dated as of March 26, 2007 (the “First Supplemental Indenture”), among Credit Suisse Group AG (“CSG”), CS USA, Credit Suisse AG (“CS AG”) and the Trustee, (ii) the second supplemental indenture, dated as of June 9, 2023 (the “Second Supplemental Indenture”), among UBS Group AG, CSG, CS AG, CS USA and the Trustee and (iii) the third supplemental indenture dated as of May 30, 2024 (the “Third Supplemental Indenture”), among UBS Group AG, CS AG, CS USA, UBS AG and the Trustee. The Base Indenture as supplemented is referred to as the “Indenture.” Pursuant to the Second Supplemental Indenture, effective upon completion of the merger of CSG with UBS Group AG on June 12, 2023 (the “Group Merger” and such date, the “Group Merger Date”), UBS Group AG expressly assumed all of CSG’s obligations as guarantor under the Indenture. Pursuant to the Third Supplemental Indenture, effective upon completion of the merger of CS AG with UBS AG on May 31, 2024 (the “Parent Bank Merger” and such date, the “Parent Bank Merger Date”), UBS AG expressly assumed all of CS AG’s obligations as guarantor under the Indenture. For further information on the Subject Securities, see “Description of the Subject Securities.”

The Subject Securities were issued by CS USA pursuant to a registration statement under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). Following the Group Merger, affiliates of UBS Group AG made a market in the Subject Securities, including by conducting secondary resales of the Subject Securities to unaffiliated investors (the “Market-Making Transactions”). The Market-Making Transactions were made pursuant to an effective registration statement under Section 5 of the Securities Act until October 2023, when UBS Group AG determined to cease using such registration statement. Certain affiliates of UBS Group AG continued to conduct Market-Making Transactions, without an effective registration statement under the Securities Act. As such, certain offers and sales of the Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the Subject Securities in an Applicable Transaction (the “Applicable Securities”). As a result, the Issuer has elected to make the Rescission Offer to those purchasers (each such purchaser, an “Eligible Investor”). The eligibility requirements for purchasers to take part in the Rescission Offer are described in this prospectus in the section entitled “The Rescission Offer” beginning on page [●].

If you are an Eligible Investor and accept the Rescission Offer, you will receive, upon satisfaction of the of the conditions set forth in this prospectus, the following:

•

In the case of an Eligible Current Investor, an amount equal to the purchase price paid for the Applicable Security in the Applicable Transaction, plus interest on such purchase price from the Settlement date of such Applicable Transaction to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date (as defined below) and (y) the Settlement Date (as defined below) (the “Eligible Current Investor Applicable Period”), less the amount of any interest, coupon payments, principal or other income received on such Applicable Security. For the definition of Eligible Current Investors, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements.”

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

•

In the case of an Eligible Former Investor, an amount equal to the excess, if any, of the purchase price paid for the Applicable Security over the proceeds from the Applicable Disposition (as defined below), plus interest (i) on the purchase price paid for such Applicable Security from the settlement date of the Applicable Transaction to, and including, the settlement date of the transaction in which such Applicable Security was sold at a loss (such transaction, the “Applicable Disposition” and such period, the “Eligible Former Investor Holding Applicable Period”) and (ii) on the loss realized from such Applicable Disposition from the date of such Applicable Disposition to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date (the “Eligible Form Investor Applicable Period”), less the amount of any interest, coupon payments, principal or other income received on such Applicable Security. For the definition of Eligible Former Investors, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements.”

We refer to each of the Eligible Current Investor Applicable Period, Eligible Former Investor Holding Applicable Period and Eligible Former Investor Applicable Period as an “Applicable Period.”

IF YOU ACCEPT THE RESCISSION OFFER, YOU WILL NOT BE PAID ANY OTHER AMOUNTS ON YOUR APPLICABLE SECURITIES OTHER THAN AS SET OUT ABOVE.

The Subject Securities have now been registered by means of the registration statement on Form F-3 of which this prospectus forms a part. Accordingly, whether or not you accept the Rescission Offer, as of the date of this prospectus your Subject Securities will be deemed to have been offered and sold under an effective registration statement. The Subject Securities currently are unrestricted securities, meaning that they are not “restricted securities” within the meaning of Rule 144 under the Securities Act, and are freely tradeable (other than by us or any of our affiliates).

The Rescission Offer will expire at 5:00 p.m., Eastern Standard Time, on [●], 2026 (the “Expiration Date”), which is 30 days from the date of this prospectus (including the date of this prospectus and the Expiration Date).

If you are an Eligible Current Investor, you may elect to accept the Rescission Offer by instructing your broker or bank through which your Applicable Securities are held to tender them for you as set forth in this prospectus. If you are an Eligible Former Investor, you may elect to accept the Rescission Offer by submitting an acceptance form to the Issuer on or before the Expiration Date as set forth in this prospectus. See “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—How to accept the Rescission Offer.” You do not need to take any action to reject the Rescission Offer. If you fail to validly accept the Rescission Offer by the Expiration Date, you will be deemed by us to have rejected the Rescission Offer. Acceptance or rejection of the Rescission Offer may prevent you from maintaining any action against us based on a claim that we failed to register the Market-Making Transactions. In any event, any such action may be barred by applicable statutes of limitations or repose. See “Risk Factors—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

If you have questions or require additional information about the Rescission Offer, you may contact the broker, bank or other institution where you purchased your Subject Security. In addition, if you are an Eligible Former Investor, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance or withdrawal form and supporting evidence of eligibility will be available through the Rescission Offer on-line portal, which can be accessed at https://deals.is.kroll.com/UBSgroupAG (the “Rescission Offer On-line Portal”).

Investing in the Subject Securities involves risks. See the risk factors beginning on page  14 of this prospectus and the other information incorporated by reference in this prospectus, for a discussion of the factors you should carefully consider before deciding whether to accept or reject the Rescission Offer or invest in Subject Securities.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any U.S. state securities commission has approved or disapproved of the Subject Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

The Subject Securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The Subject Securities do not have the benefit of any agency or governmental guarantee.

We have not retained an underwriter in connection with the Rescission Offer.

In addition to the Rescission Offer, the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG may use this prospectus in market-making transactions involving Subject Securities. In a market-making transaction, the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of the Issuer may resell a Subject Security it acquires from other holders, including in the Rescission Offer. Resales of this kind may occur in the open market or may be privately negotiated at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. The Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

The date of this prospectus is    , 2026

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

WE ARE RESPONSIBLE FOR THE INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AT THE DATE OF THIS PROSPECTUS, WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION, AND WE TAKE NO RESPONSIBILITY FOR ANY OTHER INFORMATION OTHERS MAY GIVE YOU. WE ARE NOT MAKING AN OFFER OF THE SUBJECT SECURITIES OR CONDUCTING MARKET-MAKING ACTIVITIES IN ANY JURISDICTION WHERE SUCH OFFER OR MARKET-MAKING ACTIVITIES ARE NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that the Issuer, UBS Group AG and UBS AG filed with the SEC using a “shelf” registration process. This prospectus describes the Subject Securities and the Rescission Offer. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Incorporation by Reference” and “Where You Can Find More Information.”

This prospectus may be used by the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG in connection with offers and sales of the Subject Securities in market-making transactions. A market-making transaction may occur in the open market or may be privately negotiated at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, the Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. The Issuer, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

Unless otherwise indicated or unless the context requires otherwise:

•	when we refer to “UBS,” the “Group,” “we” or “us” we mean UBS Group AG and its consolidated subsidiaries including, for the avoidance of doubt, CS USA;

•	when we refer to “CSG” we mean Credit Suisse Group AG;

•	when we refer to “Credit Suisse” we mean CSG and its consolidated subsidiaries, before the acquisition of CSG by UBS Group AG;

•	when we refer to “CS AG” we mean Credit Suisse AG before its merger with UBS AG;

•	when we refer to “CS USA” or the “Issuer” we mean Credit Suisse (USA) LLC;

•	when we refer to the “Group Merger” we mean the merger of CSG with UBS Group AG on June 12, 2023; and

•	when we refer to the “Parent Bank Merger” we mean the merger of CS AG with UBS AG on May 31, 2024.

In this prospectus:

•	the term “affiliate” shall have the meaning given to such term in Rule 405 under the Securities Act; and

•	all references to prices at which the Subject Securities were acquired or sold exclude any accrued interest, fees, selling concessions or other additional amounts.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS

UBS Group AG is a holding company for financial services companies that is domiciled in Switzerland and UBS AG is a bank domiciled in Switzerland. Many of their respective directors and executive officers, and certain experts named in this prospectus, are resident outside the United States, and all or a substantial portion of their respective assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on UBS Group AG, UBS AG or their respective directors and executive officers resident outside of the United States or have any of them appear in a U.S. court. The registrants have been advised by Homburger AG, Swiss counsel to UBS Group AG and UBS AG that, due to the lack of reciprocal legislation between Switzerland and the United States, it may be difficult for you to enforce in Switzerland judgments obtained in U.S. courts against UBS Group AG or UBS AG (or any of their respective directors or executive officers resident in Switzerland). In addition, there is doubt as to the enforceability in Switzerland, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal or state securities laws of the United States.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference herein contain statements that constitute “forward-looking statements,” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended by the Private Securities Litigation Reform Act of 1995, including but not limited to management’s outlook for our financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on our business and future development and goals. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words.

While these forward-looking statements represent our judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and evolving conditions in the Middle East, as well as the continuing Russia-Ukraine war.

Our acquisition of Credit Suisse has materially changed our outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into our structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that we may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected.

Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if adopted, would significantly increase our capital requirements or impose other costs on us. These factors create greater uncertainty about forward-looking statements.

Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to:

•

The degree to which we are successful in the execution of our strategic plans, including our cost reduction and efficiency initiatives and our ability to manage our levels of risk-weighted assets (“RWA”) and leverage ratio denominator, liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group;

•

The degree to which UBS is successful in implementing changes to our businesses to meet changing market, regulatory and other conditions, including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations of law in the U.S.;

•	Inflation and interest rate volatility in major markets;

•

Developments in the macroeconomic climate and in the markets in which we operate or to which we are exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions and changes to national trade policies on the financial position or creditworthiness of our clients and counterparties, as well as on client sentiment and levels of activity;

•

Changes in the availability of capital and funding, including any adverse changes in our credit spreads and credit ratings, as well as availability and cost of funding, including as affected by the marketability

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of a current additional tier one debt instrument, to meet requirements for debt eligible for total loss-absorbing capacity (“TLAC”);

•

Changes in and potential divergence between central bank policies or the implementation of financial legislation and regulation in Switzerland, the U.S., the United Kingdom, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures and the effect these will or would have on our business activities;

•

Our ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to our legal structure or booking model in response to legal and regulatory requirements including heightened requirements and expectations due to our acquisition of Credit Suisse;

•

Our ability to maintain and improve our systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil;

•	The uncertainty arising from domestic stresses in certain major economies;

•

Changes in our competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect our ability to compete in certain lines of business;

•

Changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions;

•

The liability to which we may be exposed, or possible constraints or sanctions that regulatory authorities might impose on us, due to litigation, including litigation inherited by virtue of the acquisition of Credit Suisse, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA;

•	Our ability to retain and attract the employees necessary to generate revenues and to manage, support and control our businesses, which may be affected by competitive factors;

•

Changes in accounting or tax standards or policies and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters;

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Our ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent;

•	Limitations on the effectiveness of our internal processes for risk management, risk control, measurement and modeling and of financial models generally;

•

The occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

•

Restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by the

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Swiss Financial Market Supervisory Authority FINMA or the regulators of our operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings;

•	The degree to which changes in regulation, capital or legal structure, financial results, or other factors may affect our ability to maintain our stated capital return objective;

•

Uncertainty over the scope of actions that may be required by us, governments and others for us to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes;

•	Our ability to access capital markets;

•

Our ability to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure, or other natural or man-made event; and

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The effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance.

The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained or incorporated by reference herein. Except as required by law, we assume no obligation to update or revise the information contained or incorporated by reference herein, which speaks only as of the date hereof. For additional information about factors that could cause our results to differ materially from those described in the forward-looking statements, please read and consider the risk factors set out under “Risk Factors” in Part I, Item 3D of UBS Group AG’s Annual Report on Form 20-F for the year ended 31 December 2024 (the “UBS Group AG 2024 20-F”) and UBS AG’s Annual Reports on Form 20-F for the year ended 31 December 2024 (the “UBS AG 2024 20-F”), which are incorporated in this prospectus by reference, as well as in the other reports that UBS Group AG and UBS AG have filed with the SEC described in the section of this prospectus entitled “Where You Can Find More Information.”

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WHERE YOU CAN FIND MORE INFORMATION

UBS Group AG and UBS AG file periodic reports and other information with the SEC. Copies of the documents filed by UBS Group AG or UBS AG with the SEC may be obtained either on the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, or on the website of UBS at https://www.ubs.com/investors. Information on our website is not incorporated by reference into this prospectus or our securities filings and is not part of this prospectus unless otherwise specifically incorporated by reference.

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC, which means that:

•	The incorporated documents are considered part of this prospectus.

•	We can disclose important information to you by referring you to those documents.

•	Information that we file with the SEC from time to time will automatically be considered to update and supersede the information in this prospectus.

The information incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus the following documents:

•	The UBS Group AG 2024 20-F (File No. 001-36764), filed by UBS Group AG with the SEC on March 17, 2025;

•	The UBS AG 2024 20-F (File No. 001-15060), filed by UBS AG with the SEC on March 17, 2025;

•	The Reports on Form 6-K furnished to the SEC by UBS Group AG and UBS AG on April 30, 2025, May 5, 2025, May 8, 2025, June 6, 2025, July 30, 2025, August 5, 2025 and October 29, 2025;

•	The Reports on Form 6-K furnished to the SEC by UBS Group AG on April 17, 2025 and October 29, 2025;

•	The Reports on Form 6-K furnished to the SEC by UBS AG, March 17, 2025, March 17, 2025, May 8, 2025, August 5, 2025, November 4, 2025 and November 4, 2025;

•	Exhibit 99.1 to the Report on Form 6-K furnished to the SEC by UBS AG on March 28, 2024 (as amended by the additional Form 6-K/A filed on May 7, 2024); and

•

The Prospectus Supplement dated July 12, 2002 to the Prospectus dated April 29, 2002, relating to the 71∕8% Notes due July 15, 2032 filed by CS USA with the SEC, except for any portion of such document that incorporates by reference CS USA’s prior and future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (the “Issuance Prospectus”).

In addition UBS Group AG and UBS AG incorporate by reference into the registration statement of which this prospectus forms a part all documents that UBS Group AG and/or UBS AG file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) the date of this prospectus and before the date the subsidiaries and affiliates of UBS Group AG and UBS AG stop offering Subject Securities pursuant to this prospectus. Reports on Form 6-K furnished by UBS Group AG and/or UBS AG to the SEC (or portions thereof) are incorporated by reference only to the extent that the report expressly states that it is (or such portions are) incorporated by reference in the registration statement of which this prospectus is a part.

Any statement in this prospectus contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any later filed document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this prospectus, except as modified or superseded.

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You may request a copy, at no cost, of any or all of the documents that are incorporated by reference into this prospectus, excluding exhibits (other than those that we specifically incorporate by reference into the documents that you request) by contacting us, orally or in writing, at the following address:

UBS Group AG Bahnhofstrasse 45 8001 Zurich, Switzerland Attention: Investor Relations +41 44 234 11 11	UBS AG Investor Relations Bahnhofstrasse 45 P.O. Box 8098 Zurich, Switzerland +41 44 234 41 00

Internet: https://www.ubs.com/investor	Internet: https://www.ubs.com/investor

Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website is not incorporated into and does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you. Statements in this prospectus concerning any document we have filed or will file as an exhibit to the registration statement of which this prospectus forms a part or that we have otherwise filed with the SEC are not intended to be comprehensive and are qualified in their entirety by reference to these filings. You should review the complete document to evaluate these statements.

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QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Rescission Offer. These questions and answers do not address all questions that may be important to you. Please refer to “The Rescission Offer” below and the more detailed information contained elsewhere in this prospectus, which you should read carefully, and the information we have incorporated by reference in this prospectus.

What is a rescission offer?

A rescission offer is an offer to rescind a securities transaction in which a securities law violation occurred or may have occurred. To conduct a rescission offer, the issuer of the subject securities offers to repurchase the applicable securities from relevant purchasers who acquired such securities, at their purchase price plus interest, less the amount of any interest, coupon payments, principal or other income received pursuant to the terms of the securities, or to pay rescissory damages if such securities, after being purchased, were sold or matured at a loss.

Why is the Issuer making the Rescission Offer?

The Subject Securities were issued by CS USA, pursuant to a registration statement under Section 5 of the Securities Act. Following the Group Merger, affiliates of UBS Group AG made a market in the Subject Securities, including by conducting secondary resales of the Subject Securities to unaffiliated investors (i.e., the Market-Making Transactions). The Market-Making Transactions were made pursuant to an effective registration statement under Section 5 of the Securities Act until October 2023, when UBS Group AG determined to cease using such registration statement. Certain affiliates of UBS Group AG continued to conduct Market-Making Transactions, without an effective registration statement under the Securities Act. As such, certain offers and sales of the Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the Subject Securities in an Applicable Transaction. The Issuer has therefore elected to make the Rescission Offer.

The Rescission Offer is not an admission that the Issuer, UBS Group AG or UBS Group AG’s affiliates did not comply with applicable federal securities law requirements as to specific securities or transactions, nor is it a waiver by the Issuer, UBS Group AG or UBS Group AG’s affiliates of any applicable statute of limitations or repose.

Am I eligible to participate in the Rescission Offer?

You are eligible to participate in the Rescission Offer if you produce evidence satisfactory to the Issuer showing that, with respect to a given Subject Security, you meet the requirements to be deemed an Eligible Current Investor or an Eligible Former Investor, as described in this prospectus. For the definition of Eligible Current Investor and Eligible Former Investor, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements.”

Eligible Current Investors will be required to produce evidence satisfactory to the Issuer that (1) they purchased the relevant Subject Security during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG and (2) they still hold such Applicable Security as of the date of this prospectus, and, subject to any tenders pursuant to the Rescission Offer, will continue to hold it on the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind.

Eligible Former Investors will be required to produce evidence satisfactory to the Issuer that (1) they purchased the relevant Subject Security during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG and (2) they no longer hold such Applicable Security as of the date of this prospectus and such Applicable Security has been sold at a loss, provided that they continuously held such Applicable Security until the time of sale.

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All Eligible Investors, by accepting the Rescission Offer, will also be deemed to have provided certain representations and warranties, acknowledgements and agreements to the Issuer upon acceptance of the Rescission Offer. For further details, see “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements,” “The Rescission Offer—Terms of the Rescission Offer—Evidence of Eligibility” and “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—Representations of Eligible Investors.”

For the avoidance of doubt, you should assess whether you meet the requirements to qualify as an Eligible Current Investor or an Eligible Former Investor in respect of each Subject Security. For example, you may be an Eligible Current Investor with respect to one Subject Security and an Eligible Former Investor with respect to another. You should make this assessment for each Subject Security in respect of which you wish to accept the Rescission Offer.

The following investors will not be considered Eligible Investors for purposes of the Rescission Offer: (i) holders who purchased Subject Securities through us or our affiliates as agent and not as principal, in respect of Subject Securities acquired pursuant to such transactions; (ii) holders who, either to cover short positions or otherwise, borrowed Subject Securities from us or our affiliates, in respect of Subject Securities borrowed pursuant to such transactions; and (iii) holders of call options, put options or other types of options to purchase, sell or otherwise indirectly acquire or dispose of Subject Securities or an indirect interest therein, in respect of such options.

If you do not meet the requirements to be considered an Eligible Investor, you are not entitled to participate in the Rescission Offer. In particular, if you purchased Subject Securities from UBS Group AG or an affiliate of UBS Group AG (or, prior to the Merger Date, through CSG or its affiliates at the time) before October 1, 2023, you are not an Eligible Investor with respect to such Subject Securities.

When does the Rescission Offer expire?

The Rescission Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on [●], 2026.

If I do not tender my Applicable Securities, will they be considered to have been offered and sold under an effective registration statement?

The Subject Securities have now been registered by means of the registration statement on Form F-3 of which this prospectus forms a part. Accordingly, whether or not you accept the Rescission Offer, as of the date of this prospectus, your Subject Securities will be deemed to have been offered and sold under an effective registration statement. The Subject Securities currently are unrestricted securities, meaning that they are not “restricted securities” within the meaning of Rule 144 under the Securities Act, and are freely tradeable (other than by us or any of our affiliates).

Am I required to accept the Rescission Offer?

No. There is no requirement, legal or otherwise, that you accept the Rescission Offer. Your decision to accept or reject the Rescission Offer is completely voluntary and should be based on your assessment.

What happens if I accept the Rescission Offer?

If you timely and validly accept the Rescission Offer, you will receive from the Issuer the Rescission Offer Proceeds (as defined below) and, if you are an Eligible Current Investor, you will cease to hold the Applicable Securities in respect of which you accepted the Rescission Offer once such Applicable Securities are tendered to the Issuer through ATOP (as defined below) as part of the Rescission Offer acceptance process as described in this prospectus.

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Should I accept the Rescission Offer?

You must make your own decision whether to accept or reject the Rescission Offer. In making your decision, you should consider all relevant factors in light of your particular circumstances, including the potential tax consequences of accepting the rescission offer (see the section entitled “United States Tax Considerations”). Whether you are an Eligible Current Investor or an Eligible Former Investor, we encourage you to read and carefully consider this prospectus in its entirety, in particular the section headed “Risk Factors” and the other information incorporated by reference in this prospectus, for a discussion of certain factors you should carefully consider before deciding whether to accept or reject the Rescission Offer.

If you are an Eligible Current Investor, you should also consider your expected return on the Subject Securities should you continue to hold your Applicable Securities to maturity and the possibility that the value of the Subject Securities may increase or decrease after the Expiration Date. You should also consider whether the amount you will receive in the Rescission Offer is expected to be less or more than the amount you could receive if you currently decided to sell the Applicable Securities to a third party.

WE URGE YOU TO CAREFULLY REVIEW THIS PROSPECTUS BEFORE DECIDING WHETHER OR NOT TO ACCEPT THE RESCISSION OFFER.

May I accept the Rescission Offer in part with respect to a given series of Subject Securities?

Yes, you may accept the Rescission Offer for some or all of your Applicable Securities, as long as such acceptance is for Applicable Securities in the minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

What will I receive if I accept the Rescission Offer?

If you submit the necessary documentation through the Rescission Offer On-line Portal, including evidence showing that you meet the requirements to be deemed an Eligible Investor and you validly accept the Rescission Offer, you will receive the Rescission Offer Proceeds, which will depend on whether you still hold the Applicable Securities or not:

•

If you are an Eligible Current Investor who has continued to hold an Applicable Security: upon your tender of such Applicable Security to the Issuer by accepting the Rescission Offer, the Issuer will pay you an amount equal to the purchase price you paid for such Applicable Security in the Applicable Transaction, plus interest on such purchase price from the settlement date of the Applicable Transaction to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date, less the amount of any interest, coupon payments, principal or other income received on such Applicable Security.

•

If you are an Eligible Former Investor having sold the Applicable Security at a loss: the Issuer will pay you an amount equal to the excess, if any, of the purchase price you paid for such Applicable Security in the Applicable Transaction over the proceeds from the Applicable Disposition, plus interest (i) on the purchase price you paid for the Applicable Security in the Applicable Transaction from the settlement date of the Applicable Transaction to, and including, the date of the Applicable Disposition and (ii) on the loss realized from the Applicable Disposition from the date of the Applicable Disposition to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date, less the amount of any interest, coupon payments, principal or other income received on such Applicable Security.

Will indicative and final Rescission Offer Proceeds be published?

Eligible Investors that have validly accepted the Rescission Offer will be informed individually of the Rescission Offer Proceeds in respect of their Applicable Securities as soon as practicable following the

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Expiration Date and processing of the documents in support of their eligibility provided through the Rescission Offer On-line Portal.

We are unable to calculate indicative Rescission Offer Proceeds for Eligible Investors as the final amount of Rescission Offer Proceeds for each such investor will depend on various factors that may be unknown to us, including the prices paid in Applicable Transactions or received in Applicable Dispositions and the dates of Applicable Dispositions. Eligible Investors should make their own calculations of their Rescission Offer Proceeds.

We advise you to consult your financial, legal, and tax advisers, as you deem appropriate, before making any decision with respect to the Rescission Offer.

For further details, see “The Rescission Offer—Terms of the Rescission Offer—Rescission Offer Proceeds.”

What interest rate will be used in calculating any amounts owed to me pursuant to the Rescission Offer?

The interest rate for a particular Applicable Security will be calculated on the basis of the yield-to-worst value for the Bloomberg Investment Grade: Banking Total Return Index Unhedged (the “Index”) on the settlement date of the Applicable Transaction in which the applicable Eligible Investor purchased such Applicable Security (or, if the Index was not published on such date, on the next succeeding date on which the Index was published), plus a 100 basis point margin (the “Index Rate”). The Index can be accessed at www.bloomberg.com/indices (I00408US Index Ticker).

When and how will I receive payment if I validly accept the Rescission Offer?

If you are an Eligible Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms hereof, we will cause payment of the Rescission Offer Proceeds to be made to you as soon as reasonably practicable after the Expiration Date (the date of such payment, the “Settlement Date”). The Settlement Date is expected to occur no later than the tenth business day following the Expiration Date. Payment will be made through The Depository Trust Company (“DTC”) or via bank transfer of immediately available funds to your bank account.

What do I need to do if I want to accept the Rescission Offer?

If you are an Eligible Current Investor, in order to accept the Rescission Offer, you must (i) instruct your broker or bank through which your relevant Applicable Securities are held in time for such Applicable Securities to be tendered to the Issuer through ATOP on or before the Expiration Date and (ii) complete, sign and date the accompanying Current Investor Acceptance Form, included as Appendix C, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), together with the supporting evidence required therein, so that it is received by us on or before the Expiration Date. Otherwise, you will be deemed to have rejected the Rescission Offer with respect to such Applicable Securities. Please note that DTC, its participants and the banks or brokers where you hold your Applicable Securities will establish their own cut-off dates and times for the tender of such Applicable Securities, which may be earlier than the Expiration Date. Please check with your broker or bank to determine the appropriate procedure.

If you are an Eligible Former Investor, in order to accept the Rescission Offer, you must complete, sign and date the accompanying Former Investor Acceptance Form, included as Appendix A, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), together with the supporting evidence required therein, so that it is received by us on or before the Expiration Date. Otherwise, you will be deemed to have rejected the Rescission Offer.

If you are both an Eligible Current Investor and an Eligible Former Investor, in order to accept the Rescission Offer in respect of both the Applicable Securities held by you as an Eligible Current Investor and

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those formerly held by you as an Eligible Former Investor, you must follow the process for accepting the Rescission Offer in each such capacity separately with respect to the relevant Applicable Securities.

You may accept the Rescission Offer for any number of your Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

For more details on the procedures for accepting the Rescission Offer, see “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—How to accept the Rescission Offer.” For more details on the evidence required, see “The Rescission Offer—Terms of the Rescission Offer—Evidence of Eligibility.”

ALL DETERMINATIONS WITH RESPECT TO THE RESCISSION OFFER (INCLUDING ISSUES RELATING TO THE TIMELINESS OR EFFECTIVENESS OF ANY ELECTION, WITHDRAWAL OR TENDER OF SUBJECT SECURITIES OR EVIDENCE OF ELIGIBILITY) WILL BE MADE BY US, IN OUR SOLE DISCRETION, WHICH DETERMINATIONS SHALL BE FINAL AND BINDING.

What happens if I do not accept the Rescission Offer?

If you do not accept the Rescission Offer on or before the Expiration Date, you will be deemed to have rejected the Rescission Offer and will continue to own any Applicable Securities still held by you, receive interest payments, coupon payments or other income on such Applicable Securities in accordance with their terms and be paid their principal amount upon maturity or early redemption as described and subject to the terms, conditions and risk factors set out under “Description of the Subject Securities” and in the Issuance Prospectus. Furthermore, the Subject Securities not tendered in the Rescission Offer will be deemed to have been offered and sold under an effective registration statement of which this prospectus forms a part.

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or certain state securities laws. If you affirmatively reject or fail to accept the Rescission Offer, it is unclear whether your federal right of rescission, if any, will be preserved. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief. See “Risk Factors—Risks Relating to the Rescission Offer—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

What do I need to do to reject the Rescission Offer?

You do not need to take any action to reject the Rescission Offer. If you do not tender your Applicable Securities or you do not submit the required information in either case so that it is received by us on or before the Expiration Date, you will be deemed to have rejected the Rescission Offer.

Can I change my mind after I have accepted the Rescission Offer?

Yes. You can change your decision about accepting the Rescission Offer at any time on or before the Expiration Date as described below.

If you are an Eligible Current Investor, you can do this by instructing your broker or bank, through which your relevant Applicable Securities are held, to withdraw your previously tendered Subject Securities in time for the transmission by your broker or bank of your instructions to be received by us on or before the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer and tendered such Subject Securities to the Issuer under the terms of any relevant previous instructions and acceptance form. Please note that DTC, its participants and the banks or brokers where you hold your Subject Securities will establish their own cut-off dates and times for withdrawal of any tender of the Subject Securities, which may be earlier than the Expiration

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Date. Please check with your broker or bank to determine the appropriate procedure. Withdrawals of tenders of Subject Securities by Eligible Current Investors may not be revoked, and any such Subject Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Rescission Offer. Subject Securities properly withdrawn by Eligible Current Investors may, however, be re-tendered by following the procedures described in “—How to accept the Rescission Offer” and “—Procedures for Brokers and Banks; DTC ATOP Account” below, at any time on or before the Expiration Date.

If you are an Eligible Former Investor, in order to change a previous decision to accept the Rescission Offer and withdraw your acceptance of the Rescission Offer, you must complete, sign and date the accompanying Rescission Offer Withdrawal Form, included as Appendix B, and upload it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), so that it is received by us on or before the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer under the terms of your previously submitted acceptance form. Withdrawals of their acceptance of the Rescission Offer may not be revoked by Eligible Former Investors, and any such properly withdrawn acceptance will thereafter be deemed not a valid acceptance for purposes of the Rescission Offer. You may, however, re-accept the Rescission Offer by following the procedures described in “—How to accept the Rescission Offer” below, at any time on or before the Expiration Date.

In either case, the relevant withdrawal instruction or form, together with the supporting evidence required therein, if any, must be received by us on or before the Expiration Date. For more details on the appropriate procedures, see “The Rescission Offer—Acceptance or Rejection of the Rescission Offer—How to accept the Rescission Offer.”

ALL DETERMINATIONS WITH RESPECT TO THE RESCISSION OFFER (INCLUDING ISSUES RELATING TO THE TIMELINESS OR EFFECTIVENESS OF ANY ELECTION, TENDER OR WITHDRAWAL OF SUBJECT SECURITIES OR EVIDENCE OF ELIGIBILITY) AND THE RESCISSION OFFER WITHDRAWAL FORM WILL BE MADE BY US, IN OUR SOLE DISCRETION, WHICH DETERMINATIONS SHALL BE FINAL AND BINDING.

What is the effect of the Rescission Offer on my ability to assert claims?

The rights remaining to the recipients of a rescission offer are not clearly delineated under the federal or certain state securities laws. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief. For a more detailed description of the effect of the Rescission Offer on any applicable federal and certain state securities law claims, please see the risk factors entitled “Risk Factors—Risks Relating to the Rescission Offer—The Rescission Offer may not bar claims relating to non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount” and “Risk Factors—Risks Relating to the Rescission Offer—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

If I accept the Rescission Offer, will I experience any tax consequences?

For a more detailed description of the tax consequences of the Rescission Offer, see the section entitled “United States Tax Considerations.” You should consult your own tax adviser, as you deem appropriate, regarding the U.S. federal, state and local and other tax consequences of participating in the Rescission Offer.

Who can help answer my questions in relation to the Rescission Offer?

If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your Subject Security. In addition, if you are an Eligible Former Investor, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance or withdrawal form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

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RISK FACTORS

An investment in the Subject Securities involves risks. You should carefully consider the risk factors and the other information contained in this prospectus and the UBS Group AG 2024 20-F and the UBS AG 2024 20-F, and the other information incorporated by reference in this prospectus, before deciding to accept or reject the Rescission Offer or invest in Subject Securities.

Risks Relating to the Rescission Offer

The Rescission Offer may not bar claims relating to non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount.

It is not certain that the Rescission Offer will have the effect of barring claims relating to non-compliance with applicable federal securities laws in relation to the Subject Securities. If a person accepts the Rescission Offer, we believe our potential liability to that person will be eliminated. If a person rejects or fails to respond to the Rescission Offer, we may continue to be contingently liable for rescission or damages. In addition, the Rescission Offer will not prevent various other private claims from being asserted against us and/or our affiliates, including claims under applicable U.S. federal securities laws. Further, the Rescission Offer will not bar the SEC or other authorities from pursuing enforcement actions against us and/or our affiliates, which could result in fines, penalties and/or other sanctions. Any such private claims or enforcement actions could result in an adverse effect on our results of operations and financial condition.

Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or certain state securities laws. If you affirmatively reject or fail to accept the Rescission Offer, it is unclear whether your federal right of rescission, if any, will be preserved. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief.

The Rescission Offer may also affect your right of rescission and your right to damages, if any, under state law. We believe that the sale of Subject Securities in Market-Making Transactions was exempt from registration under state laws. Furthermore, we believe that the Rescission Offer is exempt from registration under the laws of such states. However, we do not make any representation as to the compliance of the Rescission Offer with applicable state law. Under most state laws, acceptance or rejection of rescission offers may preclude offerees from initiating an action against the rescission offeror in connection with the registration of securities that are the subject of the rescission offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects (or is deemed to reject) the Rescission Offer, that such person is legally barred from asserting such claims as a result of the Rescission Offer.

Generally, the statute of limitations for enforcement of federal statutory rights of rescission or rescissory damages by a security holder is one year commencing on the date the security was sold in violation of the federal registration requirements. Pursuant to Section 13 of the Securities Act, the statute of repose is three years after the security was bona fide offered to the public. Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes not typically beginning until the facts giving rise to a violation are known. The Rescission Offer is not an admission that we or our affiliates did not comply with any federal and state registration or disclosure requirements as to specific securities or transactions, nor is it a waiver by us or our affiliates of any applicable statute of limitations or repose or any other potential defense we may have. However, we have decided to make the Rescission Offer to certain otherwise Eligible Investors that purchased Subject Securities during the Relevant Period even if now outside the applicable period of limitations or repose. Determining when a statute of limitations or repose expires under federal or state law can be a difficult issue and you should consult with an attorney if you have any questions regarding how federal or state statutes of limitations or repose may apply to any claims you may have.

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We cannot predict, if you are an Eligible Current Investor, whether the amounts you would receive in the Rescission Offer as a result of tendering your Subject Securities would be greater than the amounts you may receive for the Subject Securities from a third-party buyer. Nor can we predict whether the amounts that a third-party buyer might pay for the Subject Securities will be affected by the Rescission Offer.

If you are an Eligible Current Investor, the amount you would receive in the Rescission Offer as a result of tendering your Subject Securities is determined by a set formula which is not tied to the market value of the Subject Securities at the time the Rescission Offer closes on the Expiration Date. The amount you would receive in the Rescission Offer will be reduced by the amount of any interest, coupon payments, principal or other income due on such Applicable Securities pursuant to their terms. In addition, when you accept the Rescission Offer, you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to us any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you. As a result, if you are an Eligible Current Investor and accept the Rescission Offer, you may receive or retain less than the market value of the Subject Securities that you would be tendering to us. Further, we cannot anticipate subsequent market developments, whether at the time or after payment is made, or the future market value of the Subject Securities, nor can we predict whether such market value will be affected by the Rescission Offer.

You may be subject to certain tax consequences if you accept or reject the Rescission Offer.

Your decision to accept or reject the Rescission Offer may subject you to certain U.S. federal income tax consequences. See “United States Tax Considerations” below.

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USE OF PROCEEDS

We will receive no proceeds from the Rescission Offer. We do not expect to receive any proceeds from resales of Subject Securities by UBS Securities LLC, UBS Financial Services Inc. or any of our other affiliates in market-making transactions. We expect our affiliates to retain the proceeds of their market-making resales and not to pay the proceeds to us.

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THE RESCISSION OFFER

Background and Reasons for the Rescission Offer

The Subject Securities were issued by CS USA, pursuant to a registration statement under Section 5 of the Securities Act. Following the Group Merger, affiliates of UBS Group AG made a market in the Subject Securities, including by conducting secondary resales of the Subject Securities to unaffiliated investors (i.e., the Market-Making Transactions). The Market-Making Transactions were made pursuant to an effective registration statement under Section 5 of the Securities Act until October 2023, when UBS Group AG determined to cease using such registration statement. Certain affiliates of UBS Group AG continued to conduct Market-Making Transactions, without an effective registration statement under the Securities Act. As such, certain offers and sales of the Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the Subject Securities in an Applicable Transaction. The Issuer has therefore elected to make the Rescission Offer to those purchasers.

On [●], 2026, the Issuer, UBS Group AG and UBS AG filed a registration statement on Form F-3 of which this prospectus forms a part. The Subject Securities have been registered by means of this registration statement.

The Rescission Offer is not an admission that we or our affiliates did not comply with applicable federal securities law requirements as to specific securities or transactions, nor is it a waiver by us or our affiliates of any applicable statute of limitations or repose.

Effect of the Rescission Offer

If you reject, or fail to accept, the Rescission Offer on or before the Expiration Date, or if you accept the Rescission Offer but we determine that you are not eligible to accept the Rescission Offer under the terms set forth in this prospectus, you will retain ownership of any Subject Securities you still hold and will not receive any payment for such Subject Securities. In addition, any Subject Securities that you still hold, for purposes of applicable federal securities law, will have been registered as of the date of this prospectus.

We believe that the applicable statute of limitations for potential claims for rescission or rescissory damages under the Securities Act is one year from the date of sale of such security in violation of the federal registration requirements, and the statute of repose is three years after such sale. Determining when a statute of limitations or repose expires under federal or state law can be a difficult issue, and you should consult with an attorney if you have any questions regarding how federal or state statutes of limitations or repose may apply to any claims you have or regarding any of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.

Your acceptance of the Rescission Offer may preclude you from later seeking similar relief, if any is available. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects (or is deemed to reject) the Rescission Offer, that such person is legally barred from asserting such claims as a result of the Rescission Offer. For federal securities law purposes, it is unclear what the effect of a rejection of or the failure to accept a rescission offer may be on an offeree’s right to bring a civil action against the rescission offeror for failure to register a securities transaction under the Securities Act before expiration of the applicable statute of limitations or repose. The few federal courts that have addressed this issue in the past have suggested that, at least in certain circumstances, a person who rejects or fails to accept a rescission offer may be precluded from later seeking similar relief. Each person is urged to consider this possibility with respect to the Rescission Offer. The Rescission Offer is not an admission that we or our affiliates did not comply with applicable federal requirements as to specific securities, nor is it a waiver by us or our affiliates of any applicable statute of limitations or repose. However, we have decided to make the Rescission Offer to certain otherwise Eligible Investors that purchased Subject Securities during the Relevant Period even if now outside the period of limitations or repose.

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The above discussion relates primarily to your potential rescission rights and does not address other provisions of federal securities laws or rights under state securities laws, common law or equity. We believe that the Market-Making Transactions were exempt from registration under state laws. Furthermore, we believe that the Rescission Offer is exempt from registration under state laws. See “Risk Factors—Risks Relating to the Rescission Offer—The Rescission Offer may not bar claims relating to non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount” and “Risk Factors—Risks Relating to the Rescission Offer—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”

The Subject Securities have now been registered by means of the registration statement on Form F-3 of which this prospectus forms a part. Accordingly, whether or not you accept the Rescission Offer, as of the date of this prospectus, your Subject Securities will be deemed to have been offered and sold under an effective registration statement. The Subject Securities currently are unrestricted securities, meaning that they are not “restricted securities” within the meaning of Rule 144 under the Securities Act, and are freely tradeable (other than by us or any of our affiliates).

Terms of the Rescission Offer

If you are an Eligible Investor and validly accept the Rescission Offer on or before the Expiration Date, you will have the right to receive from us the Rescission Offer Proceeds, subject to the terms below.

Subject Securities

The Subject Securities were issued pursuant to the Indenture. Pursuant to the Second Supplemental Indenture, effective upon completion of the Group Merger, UBS Group AG expressly assumed all of CSG’s obligations as guarantor under the Indenture. Pursuant to the Third Supplemental Indenture, effective upon completion of the Parent Bank Merger, UBS AG expressly assumed all of CS AG’s obligations as guarantor under the Indenture.

On the date of this prospectus the outstanding principal amount of the Subject Securities was $742,344,000, as indicated below.

Title of Security	Issuer	Guarantors	CUSIP No.; ISIN No.	Principal Amount Outstanding**	Maturity Date	Issuance Prospectus
71/8% Notes due July 15, 2032	CS USA	UBS Group AG (CSG until the Merger Date) and UBS AG (CS AG until the Parent Bank Merger Date)	22541LAE3; US22541LAE39	$742,344,000	July 15, 2032	https://www.sec.gov/ Archives/edgar/data/ 29646/000091205702027543/ a2084500z424b2.txt

The Subject Securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The Subject Securities do not have the benefit of any agency or governmental guarantee.

Eligibility Requirements

To be eligible to participate in the Rescission Offer with respect to a given Subject Security, you must make representations and warranties and provide us with evidence to the following effects:

3.	To be deemed an “Eligible Current Investor”:

3.1.	You purchased the relevant Subject Security during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG; and

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3.2.

You still hold such Applicable Security as of the date of this prospectus, and will continue to hold (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind.

4.	To be deemed an “Eligible Former Investor”:

4.1.	You purchased the relevant Subject Security during the relevant period from UBS Group AG or an affiliate of UBS Group AG; and

4.2.

You no longer hold such Applicable Security as of the date of this prospectus and such Applicable Security has been sold at a loss, provided that you continuously held such Applicable Security until the time of sale.

Eligible Current Investors and Eligible Former Investors are collectively referred to as “Eligible Investors.”

For the avoidance of doubt, you should assess whether you meet the requirements to qualify as an Eligible Current Investor or an Eligible Former Investor in respect of each Subject Security. For example, you may be an Eligible Current Investor with respect to one Subject Security and an Eligible Former Investor with respect to another. You should make this assessment for each Subject Security in respect of which you wish to accept the Rescission Offer.

The following investors will not be considered Eligible Investors for purposes of the Rescission Offer: (i) holders who purchased Subject Securities through us or our affiliates as agent and not as principal, in respect of Subject Securities acquired pursuant to such transactions; (ii) holders who, either to cover short positions or otherwise, borrowed Subject Securities from us or our affiliates, in respect of Subject Securities borrowed pursuant to such transactions; and (iii) holders of call options, put options or other types of options to purchase, sell or otherwise indirectly acquire or dispose of the Subject Securities or an indirect interest therein, in respect of such options.

If you do not meet the requirements to be considered an Eligible Investor, you are not entitled to participate in the Rescission Offer. In particular, if you purchased Subject Securities from UBS Group AG or an affiliate of UBS Group AG (or, prior to the Group Merger Date, through CSG or its affiliates at the time) before October 1, 2023, you are not an Eligible Investor with respect to such Subject Securities.

Evidence of Eligibility

If you are an Eligible Current Investor:

To demonstrate your eligibility to participate in the Rescission Offer with respect to a Subject Security, you will be required to provide the following documentation when accepting the Rescission Offer pursuant to the terms of this prospectus:

1.

A signed acceptance agreement a form of which is included in Appendix C (Current Investor Acceptance Form), by which the Eligible Current Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements described under “—Acceptance or Rejection of the Rescission Offer—Representations of Eligible Investors”; and

2.

Satisfactory evidence that you purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that you continue to hold such Applicable Security as of the date of this prospectus, and will continue to hold it (through ATOP pursuant to the Rescission Offer) until the Expiration Date. For such purposes, the Issuer is prepared to accept the following evidence:

(a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from UBS Group AG or an affiliate of UBS Group AG during the Relevant Period and (ii) purchase price information of such Applicable Security, and demonstrating the continued holding of such Applicable Security until at least the date of this prospectus; and/or

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(b)	Receipt, transaction or trade confirmation statement reflecting UBS Group AG or an affiliate of UBS Group AG as a principal seller of such Applicable Security in such Applicable Transaction.

If you are an Eligible Former Investor:

To demonstrate your eligibility to participate in the Rescission Offer with respect to a Subject Security, you will be required to provide the following documentation when accepting the Rescission Offer pursuant to the terms of this prospectus:

1.

A signed acceptance agreement a form of which is included in Appendix A (Former Investor Acceptance Form), by which the Eligible Former Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements described under “—Acceptance or Rejection of the Rescission Offer—Representations of Eligible Investors”; and

2.

Satisfactory evidence that you purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that such Applicable Security subsequently was sold in a bona fide transaction at a loss. For such purposes, the Issuer is prepared to accept the following evidence:

(a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from UBS Group AG or an affiliate of UBS Group AG during the Relevant Period, (ii) purchase price information of such Applicable Security and (iii) the subsequent Applicable Disposition (and sale price information, as applicable) of such Applicable Security before the date of this prospectus, and demonstrating the continued holding of such Applicable Security until the time of the Applicable Disposition; and/or

(b)

With respect to an Applicable Transaction: receipt, transaction or trade confirmation statement reflecting UBS Group AG or an affiliate of UBS Group AG as a principal seller of such Applicable Security in such Applicable Transaction; and/or

(c)

With respect to an Applicable Disposition: receipt, transaction or trade confirmation statement reflecting such Applicable Security being sold, including the date, price and other relevant details of the sale; and/or

(d)

With respect to the loss as a result of an Applicable Disposition: tax documents, such as IRS Form 1099-B, evidencing the losses incurred on the Applicable Disposition of such Applicable Security prior to the date of this prospectus.

If you are both an Eligible Current Investor and an Eligible Former Investor in the same series of Subject Securities you must provide evidence as shown above in your capacity as Eligible Current Investor and Eligible Former Investor, as applicable.

ALL DETERMINATIONS WITH RESPECT TO THE EVIDENCE SUBMITTED FOR PURPOSES OF MEETING THE ELIGIBILITY REQUIREMENTS TO ACCEPT THE RESCISSION OFFER WILL BE MADE BY US, IN OUR SOLE DISCRETION, WHICH DETERMINATIONS SHALL BE FINAL AND BINDING. WE RESERVE THE RIGHT TO, AT ANY TIME, REQUEST ANY ADDITIONAL INFORMATION OR EVIDENCE THAT WE MAY DEEM REASONABLY APPROPRIATE TO DEMONSTRATE THAT YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE INVESTOR.

Upon receipt and review of the evidence package submitted with your acceptance of the Rescission Offer, we may, in our sole discretion, but are under no obligation to, inform you of any insufficiency or inconsistency identified in the evidence provided and give you the opportunity to supplement the evidence as required, provided such supplemental evidence is received by us on or before the Expiration Date. For the avoidance of doubt, we are under no obligation to accept any evidence submission after the Expiration Date or to provide a cure period for insufficient or inconsistent evidence. We expect to make a final determination as to whether you meet the requirements to be considered an Eligible Investor no later than the date that is five business days after the Expiration Date.

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We and others will rely upon the truth and accuracy of the foregoing evidence for purposes of the Rescission Offer and we and our affiliates reserve the right to take all actions available at law to recover any losses incurred as a result of such reliance in case any of such evidence proves to be inaccurate, incorrect, false or misleading.

Rescission Offer Proceeds

Description of Rescission Offer Proceeds

If you are an Eligible Investor and you validly accept the Rescission Offer, the price you will receive for a particular Applicable Security (such price in respect of such Applicable Security, the “Rescission Offer Proceeds”) will depend on whether you are an Eligible Current Investor or an Eligible Former Investor with respect to such Applicable Security and be determined as follows:

•

If you are an Eligible Current Investor with respect to such Applicable Security, if you accept the Rescission Offer in respect of such Applicable Security in accordance with the terms hereof, the Issuer will pay you an amount equal to the purchase price you paid for such Applicable Security in the Applicable Transaction, plus interest on such purchase price from the settlement date of the Applicable Transaction to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date, less the amount of any interest, coupon payments, principal or other income received on such Applicable Security, as represented in the following formula:

A =	P + I – R

where:

A =	Rescission Offer Proceeds

P =	purchase price

I =

interest equal to the Index Rate (as defined below) for such Applicable Security multiplied by the purchase price and multiplied by the aggregate of the Day-Count Fractions (as defined below) for each calendar year within the Eligible Current Investor Applicable Period

R =	total amount of any interest, coupon payments, principal or other income received by the Eligible Current Investor on the Applicable Security

•

If you are an Eligible Former Investor with respect to such Applicable Security, if you accept the Rescission Offer in respect of such Applicable Security in accordance with the terms hereof, the Issuer will pay you an amount equal to the excess, if any, of the purchase price you paid for such Applicable Security in the Applicable Transaction over the proceeds from the Applicable Disposition, plus interest (i) on the purchase price you paid for the Applicable Security in the Applicable Transaction from the settlement date of the Applicable Transaction to, and including, the date of the Applicable Disposition and (ii) on the loss realized from the Applicable Disposition from the date of the Applicable Disposition to, and including, the earlier to occur of (x) the date that is five business days after the Expiration Date and (y) the Settlement Date, less the amount of any interest, coupon payments, principal or other income received on such Applicable Security, as represented in the following formula:

A =	(P-D)+ I1 + I2 – R

where:

A =	Rescission Offer Proceeds

P =	purchase price

D =	proceeds from the Applicable Disposition

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I1 =

interest equal to the Index Rate (as defined below) for such Applicable Security multiplied by the purchase price and multiplied by the aggregate of the Day-Count Fractions (as defined below) for each calendar year within the Eligible Former Investor Holding Applicable Period

I2 =

interest equal to the Index Rate (as defined below) for such Applicable Security multiplied by the loss realized from the Applicable Disposition (i.e., P-D) and multiplied by the aggregate of the Day-Count Fractions (as defined below) for each calendar year within the Eligible Former Investor Applicable Period

R =	total amount of any interest, coupon payments, principal, or other income received by the Eligible Former Investor on the Applicable Security

All references to the purchase price or proceeds from an Applicable Disposition exclude any accrued interest, fees, selling concessions or other additional amounts.

Interest Component of the Rescission Offer Proceeds

In calculating the Rescission Offer Proceeds, we will use an interest rate calculated for a particular Applicable Security on the basis of the yield-to-worst value for the Bloomberg Investment Grade: Banking Total Return Index Unhedged (the “Index”) on the settlement date of the Applicable Transaction in which the applicable Eligible Investor purchased such Applicable Security (or, if the Index was not published on such date, on the next succeeding date on which the Index was published), plus a 100 basis point margin (the “Index Rate”). The Index can be accessed at www.bloomberg.com/indices (I00408US Index Ticker).

For purposes of determining the amount of interest included in the Rescission Offer Proceeds in respect of a particular Applicable Security, the day-count fraction for any calendar year within an Applicable Period shall be equal to the actual number of days in such calendar year that occur during such Applicable Period divided by the actual number of days in such calendar year (i.e., Actual/Actual) (the “Day-Count Fraction”).

Although this prospectus uses the term “interest” when describing the calculation of the Rescission Offer Proceeds, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes, but rather is included in the amount realized from the sale of the Subject Securities.

Deduction of any interest, coupon payments, principal or other income due on Subject Securities

If you are an Eligible Current Investor, you will continue to receive any interest, coupon payments, principal or other income due on your Subject Security pursuant to its terms until you tender such Subject Security to the Issuer through ATOP; provided, however, that (i) any such amounts received by you prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus and (ii) you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to the Issuer any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you.

If you are an Eligible Former Investor, any interest, coupon payments, principal or other income received on your Subject Security prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus and you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to the Issuer any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you.

As a result, if you accept the Rescission Offer in respect of any Subject Security, (1) the amount equal to the purchase price you paid for such Subject Security, plus interest on such purchase price (as described in the

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calculation of the Rescission Offer Proceeds), in case you are an Eligible Current Investor or (2) the amount equal to the excess, if any, of the purchase price you paid for such Subject Security over the proceeds from the subsequent sale of such Subject Security, plus interest (as described in the calculation of the Rescission Offer Proceeds) in case you are an Eligible Former Investor, will be offset in part or in full by deductions made by us or reimbursements you owe to the Issuer to account for any interest, coupon payments, principal or other income due on such Subject Security pursuant to its terms.

Therefore, you may not receive any amount as a result of accepting the Rescission Offer. You must make your own decision whether to accept or reject the Rescission Offer. We are not making any determinations as to whether it is in your economic interest to do so. We urge you to carefully review this prospectus before deciding whether or not to accept or reject the Rescission Offer.

Publication of Rescission Offer Proceeds

We will endeavor to publish in a press release with available information regarding the results of the Rescission Offer as soon as practicable following the Expiration Date. Eligible Investors that have validly accepted the Rescission Offer will be informed individually of the Rescission Offer Proceeds in respect of their Applicable Securities as soon as practicable following the Expiration Date and processing of the documents in support of their eligibility provided through the Rescission Offer On-line Portal.

We are unable to calculate indicative Rescission Offer Proceeds for Eligible Investors as the final amount of Rescission Offer Proceeds for each such investor will depend on various factors that may be unknown to us, including the prices paid in Applicable Transactions or received in Applicable Disposition and the dates of Applicable Dispositions. Eligible Investors should make their own calculations of the Rescission Offer Proceeds.

We advise you to consult your financial, legal, and tax advisers, as you deem appropriate, before making any decision with respect to the Rescission Offer.

Payment of the Rescission Offer Proceeds

The Rescission Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on [●], 2026.

If you are an Eligible Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms hereof, we will cause payment of the Rescission Offer Proceeds to be made to you on the Settlement Date, which is expected to be no later than ten business days following the Expiration Date. Payment will be made through DTC or via bank transfer of immediately available funds to your bank account.

None of us, our affiliates or any of our or our affiliates’ executive officers or directors makes any recommendations to any person with respect to the Rescission Offer. We urge you to read this prospectus carefully and to make an independent evaluation with respect to the Rescission Offer. We also urge you to consult with your advisers, as you deem appropriate, before accepting or rejecting the Rescission Offer.

BY ACCEPTING THE RESCISSION OFFER YOU WILL NOT BE ENTITLED TO ANY OTHER PAYMENTS ON YOUR APPLICABLE SECURITIES OTHER THAN PAYMENT OF THE RESCISSION OFFER PROCEEDS AS DETAILED ABOVE.

The disposal of the Subject Securities pursuant to the Rescission Offer may be subject to information reporting requirements of the Internal Revenue Service (the “IRS”). You may also be subject to backup withholding on payments in respect of your Subject Securities unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Before the settlement of the Rescission Offer Proceeds, U.S. holders (which include

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U.S. citizens and residents) will need to complete and return the IRS Form W-9 and non-U.S. holders will need to complete IRS Form W-8. Please review the section entitled “United States Tax Considerations” to determine if you qualify as a U.S. holder or a non-U.S. holder. You may participate in the Rescission Offer even if you do not complete your IRS withholding form (W-9 or W-8). However, if your properly completed IRS withholding form (W-9 or W-8) is not received before the settlement of the Rescission Offer Proceeds, we may be required to withhold additional amounts from the Rescission Offer Proceeds and the IRS may impose certain penalties.

Acceptance or Rejection of the Rescission Offer

YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.

All acceptances of the Rescission Offer will be deemed to be effective on the Expiration Date, at which time your right to accept the Rescission Offer will terminate. You can withdraw any previous acceptance of the Rescission Offer prior to the Expiration Date. While withdrawals may not be revoked, and any Subject Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Rescission Offer, such Subject Securities may be re-tendered by following the procedures described in “—How to accept the Rescission Offer” at any time on or before the Expiration Date. Whether or not you accept the Rescission Offer, as of the date of this prospectus, the Subject Securities will be deemed to have been offered and sold under an effective registration statement.

IT IS UNCLEAR WHAT THE EFFECT OF ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER WILL BE ON YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US ALLEGING A FAILURE TO REGISTER THE MARKET-MAKING TRANSACTIONS UNDER FEDERAL SECURITIES LAWS. HOWEVER, FEDERAL LAW DOES PROVIDE THAT YOU MAY LOSE ANY RESCISSION RIGHTS UNDER FEDERAL SECURITIES LAWS ONE YEAR FROM THE DATE OF PURCHASE OF THE APPLICABLE SECURITIES AND THREE YEARS FROM THE DATE SUCH SECURITIES WERE BONA FIDE OFFERED TO THE PUBLIC.

How to accept the Rescission Offer

You may accept the Rescission Offer for any number of Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

If you are an Eligible Current Investor: Because the Subject Securities are represented by global book-entry notes, DTC or its nominee is treated as the registered holder of such Subject Securities and will be the only entity that can tender the Subject Securities for repurchase by the Issuer. Therefore, to tender your Applicable Securities in order to obtain the Rescission Offer Proceeds for them, you must instruct the institution where you hold your Applicable Securities to tender your Applicable Securities on your behalf so that they are received on or before the Expiration Date.

YOU SHOULD CONSULT YOUR BROKER OR BANK WHERE YOU HOLD YOUR APPLICABLE SECURITIES TO DETERMINE THE PREFERRED PROCEDURE FOR TENDERING YOUR APPLICABLE SECURITIES.

IF YOU WISH TO ACCEPT THE RESCISSION OFFER, PLEASE INSTRUCT YOUR BROKER OR BANK WHERE YOU HOLD YOUR APPLICABLE SECURITIES IN TIME FOR YOUR APPLICABLE SECURITIES TO BE TENDERED TO THE ISSUER ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR TENDER OF SUBJECT SECURITIES HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE INVESTOR TO ACCEPT THE RESCISSION OFFER.

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PLEASE NOTE THAT DTC, ITS PARTICIPANTS AND THE BANKS OR BROKERS WHERE YOU HOLD YOUR SUBJECT SECURITIES WILL ESTABLISH THEIR OWN CUT-OFF DATES AND TIMES FOR THE TENDER OF THE SUBJECT SECURITIES, WHICH MAY BE EARLIER THAN THE EXPIRATION DATE.

In addition, you must complete, sign and date the accompanying Current Investor Acceptance Form, included as Appendix C, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), together with the supporting evidence required therein, so that it is received by us on or before the Expiration Date.

The Current Investor Acceptance Form must be legible. If you choose to accept the Rescission Offer, we recommend that you return the Current Investor Acceptance Form sufficiently in advance of the Expiration Date to ensure its receipt by us by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

If you choose to accept the Rescission Offer, you will be deemed to have made to us the representations and warranties, acknowledgements and agreements set forth under “—Representations of Eligible Investors” below.

If you tender your Subject Security to the Issuer through ATOP, you will cease to receive any interest, coupon payments, principal or other income due on such Subject Security pursuant to its terms upon such tender; provided, however, that (i) any such amounts due to you prior to or during the Rescission Offer, or following the Expiration Date, that remain unpaid because of your tender of such Subject Security through ATOP will not be deducted from the Rescission Offer Proceeds pursuant to this prospectus (and, conversely, any such amounts that are received by you prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus) and (ii) you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to the Issuer any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you. See “—Terms of the Rescission Offer—Rescission Offer Proceeds.” You will resume receipt of interest, coupons payments, principal and other income due on such Subject Security pursuant to its terms upon a valid withdrawal of such previously tendered Subject Security. See “—Terms of the Rescission Offer—How to Reject the Rescission Offer.”

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or the tender of the Subject Securities or evidence of eligibility) will be made by us, in our sole discretion, which determinations shall be final and binding.

If you are an Eligible Former Investor: In the event you elect to accept the Rescission Offer, you must complete, sign and date the accompanying Former Investor Acceptance Form, included as Appendix A to this prospectus, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), so that it is received by us (together with the supporting evidence required therein) on or before the Expiration Date.

The Former Investor Acceptance Form must be legible. If you choose to accept the Rescission Offer, we recommend that you return the Former Investor Acceptance Form sufficiently in advance of the Expiration Date to ensure its receipt by us by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

If you choose to accept the Rescission Offer, any interest, coupon payments, principal or other income received on such Subject Security prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus and you will be deemed to have represented and warranted, acknowledged and agreed, as part of the terms of the acceptance of the Rescission Offer, that you will repay to the Issuer any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to you.

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WE MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED FORMER INVESTOR ACCEPTANCE FORM (TOGETHER WITH APPROPRIATE SUPPORTING EVIDENCE) ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR FORMER INVESTOR ACCEPTANCE FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE FORMER INVESTOR TO ACCEPT THE RESCISSION OFFER.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or evidence of eligibility) or the Former Investor Acceptance Form will be made by us, in our sole discretion, which determinations shall be final and binding.

If you are both an Eligible Current Investor and an Eligible Former Investor, in order to accept the Rescission Offer in respect of both the Applicable Securities held by you as an Eligible Current Investor and those formerly held as an Eligible Former Investor, you must follow the process for accepting the Rescission Offer in each such capacity separately with respect to the relevant Applicable Securities.

Representations of Eligible Investors

By accepting the Rescission Offer, each Eligible Investor will be deemed to have represented and warranted, acknowledged to, and agreed with, us that such Eligible Investor:

1.	has received and reviewed the information contained in this prospectus;

2.

elects to accept the Rescission Offer with respect to the specified Subject Securities, and understands that he, she or it will no longer be entitled to any payments on such Subject Securities beyond those received in the Rescission Offer;

3.	meets the requirements to be considered an Eligible Investor, as set out under “—Terms of the Rescission Offer—Eligibility Requirements” above, including:

3.1.

if an Eligible Current Investor, such investor (1) purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG; and (2) has continued to hold the Subject Securities in respect of which the Rescission Offer is accepted until the date of this prospectus, and will continue to hold such Subject Securities (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and Credit Suisse (USA) LLC will acquire good, indefeasible and unencumbered title to such Subject Securities, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the tender of the same is accepted by Credit Suisse (USA) LLC;

3.2.

if an Eligible Former Investor, such investor (1) purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG; and (2) no longer holds the Subject Securities in respect of which the Rescission Offer is accepted as at the date of this prospectus, and such Subject Securities were sold at a loss (provided, that such investor continuously held such relevant Subject Security until the time of sale);

3.3.

if an Eligible Current Investor, is the beneficial owner or the authorized representative of the beneficial owner of the Subject Securities in respect of which he, she or it is accepting the Rescission Offer, or, if an Eligible Former Investor, was the beneficial owner or is the authorized representative of the former beneficial owner of those Subject Securities when acquired during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG and has full power and authority to accept the Rescission Offer;

3.4.

if an Eligible Current Investor, will not sell, pledge, hypothecate or otherwise encumber or transfer any Subject Securities in respect of which he, she or it is accepting the Rescission Offer, from the date

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of acceptance of the Rescission Offer, and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

3.5.

in evaluating the Rescission Offer and in making the decision whether to participate therein, has made his, her or its own independent appraisal of the matters referred to in this prospectus and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to him, her or it by us other than those contained in this prospectus;

3.6.	is not a Sanctioned Person (as defined below) and none of its subsidiaries is a Sanctioned Person;

3.7.

will not, directly or indirectly, use the Rescission Offer Proceeds, or lend, contribute, or otherwise make available the Rescission Offer Proceeds to any subsidiary, agent, joint venture partner, or other person: (x) to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory (as defined below), or (y) in any other manner; in each case that would result in a violation of Sanctions (as defined below), constitute Sanctionable Activity (as defined below) under Sanctions with respect to any person participating in the Rescission Offer, whether as Issuer, Eligible Investor, or otherwise or would result in a violation of any applicable anti-money laundering, anti-terrorism or anti-corruption laws and regulations;

3.8.	acknowledges and agrees that any violation of clauses 3.6 or 3.7 above constitutes a material change in the commercial risks and benefits of the transactions contemplated hereby;

3.9.

(i) acknowledges and agrees that any interest, coupon payments, principal or other income due on the specified Subject Securities pursuant to their terms received by such Eligible Investor prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to this prospectus and (ii) will repay to UBS any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to the Eligible Investor;

3.10.

understands that UBS, its affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any of the acknowledgements, representations and warranties made by his, her or its acceptance of the Rescission Offer are at any time prior to the consummation of the Rescission Offer no longer accurate, he, she or it shall promptly notify us and that any such acknowledgement, representation or warranty not being true and accurate when given and/or ceasing so to be true and accurate may invalidate any acceptance of the Rescission Offer;

3.11.

if delivering the Subject Securities as a fiduciary or agent for one or more investor accounts, has sole investment discretion with respect to each such account and full power to make the foregoing acknowledgements, representations and warranties on behalf of such account;

3.12.	any documentation provided to UBS evidencing the foregoing acknowledgements, representations and warranties is true, correct and complete;

3.13.	his, hers or its participation in the Rescission Offer will not constitute or result in a violation of any provisions of applicable U.S. federal, state, local or foreign law; and

3.14.

will execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions applicable to the Rescission Offer.

For purposes of the above:

•

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not it is a legal entity, and any sovereign government or agency, instrumentality, or political subdivision, territory, or similar entity or organization;

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

•

“Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such activity or described by such condition;

•

“Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, the Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria);

•

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory, or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, a Person described in (a) or (b); and

•

“Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, Switzerland, the United Kingdom or the European Union, or United Nations Security Council resolutions, concerning trade and economic sanctions including embargoes; the freezing or blocking of assets of targeted Persons; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular Persons or countries, including any laws threatening to impose such trade and economic sanctions on any Person for engaging in proscribed or targeted behavior.

We and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties for purposes of the Rescission Offer, and we and our affiliates reserve the right to take all actions available at law or in equity to recover any losses incurred as a result of such reliance in case any of the foregoing acknowledgements, representations and warranties proves to be inaccurate, incorrect, false or misleading.

Eligible Current Investors: Procedures for Brokers and Banks; DTC ATOP Account

If you are an Eligible Current Investor, in order to accept the Rescission Offer on your behalf, your broker or bank must submit, or cause the DTC participant who holds the Applicable Securities on your behalf to submit, an Agent’s Message (as defined below).

Kroll Issuer Services US (the “Rescission Agent”), on our behalf, will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the Subject Securities at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of Subject Securities by causing the book-entry transfer of such Subject Securities to our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of the Subject Securities, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the Rescission Agent on or prior to the Expiration Date. The confirmation of a book-entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the Rescission Agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the DTC participant described in such Agent’s Message stating that such DTC participant and beneficial owner agree to be bound by the terms of the Rescission Offer.

Each Agent’s Message must include the following information:

1.	the name of the relevant DTC participant;

2.	the phone number of the relevant DTC participant; and

3.	any additional information deemed necessary by the DTC participant, subject to the applicable character limit.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

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BY SENDING AN AGENT’S MESSAGE, THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL OWNER FOR WHOM THE SUBJECT SECURITIES ARE BEING TENDERED MEETS THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE CURRENT INVESTOR, STILL HOLDS SUCH SUBJECT SECURITIES AND HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS. WE MAY REQUIRE FURTHER DOCUMENTATION VERIFYING THIS INFORMATION.

The delivery of the Subject Securities through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering the Subject Securities. We will ask the Rescission Agent to instruct DTC to return those Subject Securities, if any, that were tendered through ATOP but were not accepted by the Issuer, to the DTC participant that tendered such Subject Securities on behalf of the holders of such Subject Securities. Neither we nor the Rescission Agent is responsible or liable for the return of such Subject Securities to the tendering DTC participants or to the beneficial owners, nor as to the time by which such return is completed.

We reserve the absolute right to reject any or all tenders of Subject Securities that are not in proper form, including, without limitation, lack of satisfactory records that the tendering holder is an Eligible Current Investor with respect to the Subject Securities tendered, or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Subject Securities.

Our interpretation of the terms and conditions of the Rescission Offer, including, without limitation, the instructions in any Agent’s Message, will be final and binding; however, an Eligible Current Investor may, in his, her, or its discretion, challenge the rejection of a tender of Applicable Securities and/or an interpretation of the terms and conditions of the Rescission Offer in a court of competent jurisdiction.

We encourage tenders of Applicable Securities to be submitted early. Any defect or irregularity in connection with tenders of Subject Securities must be cured on or before the Expiration Date, unless waived by us. Tenders of Subject Securities will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither we, nor any other person, will be under any duty to give notice of any defects or irregularities in tenders of Subject Securities, or will incur any liability to Eligible Current Investors for failure to give any such notice.

How to reject the Rescission Offer

Regardless of whether you are an Eligible Current Investor or an Eligible Former Investor, you do not need to take any action to reject the Rescission Offer. If you do not accept the Rescission Offer on or before the Expiration Date, you will be deemed to have rejected the Rescission Offer and, if you are a Eligible Current Investor, and continue to hold any Subject Securities, you will receive interest payments on such Subject Securities at their stated rate and will be paid their principal amount in accordance with their terms, conditions and risk factors, each as described under “Description of the Subject Securities” and in the Issuance Prospectus. Furthermore, the Subject Securities not repurchased in the Rescission Offer will be deemed to have been offered and sold under an effective registration statement of which this prospectus forms a part.

If you had previously accepted the Rescission Offer but you change your decision and want to reject the Rescission Offer, you may withdraw your acceptance of the Rescission Offer at any time on or before the Expiration Date, pursuant to the instructions below. If you validly withdraw your acceptance of the Rescission Offer, you will be deemed to have rejected the Rescission Offer. While withdrawals may not be revoked, Subject Securities properly withdrawn may be re-tendered by following the procedures described in “—How to accept the Rescission Offer” above at any time on or before the Expiration Date.

If you are an Eligible Current Investor: For a withdrawal of tendered Subject Securities to be effective, you should contact your bank or broker where your Subject Securities are held and have them submit a properly

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transmitted “Requested Message” through ATOP, which must be received by the Rescission Agent through ATOP.

IF YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER AND YOU CHANGE YOUR ELECTION, YOU MUST INSTRUCT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU HOLD YOUR SUBJECT SECURITIES IN TIME FOR YOUR TENDER OF SUBJECT SECURITIES TO BE WITHDRAWN ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RESCISSION OFFER. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR RESCISSION OFFER WITHDRAWAL HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE ELIGIBLE TO WITHDRAW YOUR ACCEPTANCE OF THE RESCISSION OFFER.

PLEASE NOTE THAT DTC, ITS PARTICIPANTS AND THE BANKS OR BROKERS WHERE YOU HOLD YOUR SUBJECT SECURITIES WILL ESTABLISH THEIR OWN CUT-OFF DATES AND TIMES FOR THE WITHDRAWAL OF ANY TENDER OF THE SUBJECT SECURITIES, WHICH MAY BE EARLIER THAN THE EXPIRATION DATE.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or the tender of the Subject Securities or evidence of eligibility) will be made by us, in our sole discretion, which determinations shall be final and binding.

Withdrawals of tenders of the Subject Securities by Eligible Current Investors may not be revoked, and any Subject Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Rescission Offer. Properly withdrawn Subject Securities may, however, be re-tendered by following the procedures described in “—How to accept the Rescission Offer” and “—Procedures for Brokers and Banks; DTC ATOP Account” above, at any time prior to the Expiration Date.

If you are an Eligible Former Investor: If you change your decision and want to reject the Rescission Offer after having submitted a Former Investor Acceptance Form, you must complete, sign and date the accompanying Rescission Offer Withdrawal Form, included as Appendix B to this prospectus, and return it by uploading it to the Rescission Offer On-line Portal (which can be accessed at https://deals.is.kroll.com/UBSgroupAG), so that it is received by us on or before the Expiration Date.

The Rescission Offer Withdrawal Form must be legible. If you choose to withdraw and revoke your previous acceptance of the Rescission Offer, we recommend that you return the Rescission Offer Withdrawal Form sufficiently in advance of the Expiration Date to ensure its receipt by us by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

IF YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER AND YOU CHANGE YOUR ELECTION, WE MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED RESCISSION OFFER WITHDRAWAL FORM ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RESCISSION OFFER PURSUANT TO YOUR ELECTION ON THE LAST EFFECTIVE FORMER INVESTOR ACCEPTANCE FORM YOU SUBMITTED. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR RESCISSION OFFER WITHDRAWAL FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE ELIGIBLE TO WITHDRAW YOUR ACCEPTANCE OF THE RESCISSION OFFER.

Withdrawals of their acceptance of the Rescission Offer may not be revoked by Eligible Former Investors, and any such properly withdrawn acceptance will thereafter be deemed not a valid acceptance for purposes of the Rescission Offer. You may, however, re-accept the Rescission Offer by following the procedures described in “—How to accept the Rescission Offer” above, at any time prior to the Expiration Date.

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All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election or tender of Subject Securities or evidence of eligibility) or the withdrawal instructions or the Rescission Offer Withdrawal Form will be made by us, in our sole discretion, which determinations shall be final and binding.

Other Terms and Conditions

The Rescission Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on [●], 2026, i.e., 30 days from the date of this prospectus (including the date of this prospectus and the Expiration Date), unless extended by us. We expressly reserve the right to extend the term of the Rescission Offer. During any extension of the term of the Rescission Offer, all Subject Securities previously tendered, not validly withdrawn and not yet accepted for rescission will remain subject to the Rescission Offer and may be accepted for rescission by us. To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, to waive any condition to the Rescission Offer.

ALTHOUGH WE HAVE NO PRESENT PLANS OR ARRANGEMENTS TO DO SO, WE RESERVE THE RIGHT TO AMEND, AT ANY TIME, THE TERMS OF THE RESCISSION OFFER. WE WILL GIVE HOLDERS NOTICE OF ANY AMENDMENTS IF REQUIRED BY APPLICABLE LAW.

The conditions to the Rescission Offer are for our sole benefit and may be asserted by us in our sole discretion or may be waived by us, in whole or in part, in our sole discretion, whether or not any other condition of the Rescission Offer also is waived. We have not made a decision as to what circumstances would lead us to waive any condition, and any waiver would depend on circumstances prevailing at the time of that waiver. Any determination by us concerning the conditions described in this section shall be final and binding upon all persons, subject to the provision in the penultimate paragraph of the subsection entitled “—Procedures for Brokers and Banks; DTC ATOP Account.”

Any waiver or amendment to the Rescission Offer will apply to all the Subject Securities that were tendered and to all acceptances of the Rescission Offer by Eligible Former Investors. If we make a material change in the terms of the Rescission Offer or if we waive a material condition of the Rescission Offer, we will disseminate additional Rescission Offer materials. If the amendment or waiver is made less than ten business days before the expiration of the Rescission Offer, we will extend the Rescission Offer so that holders have at least ten business days to accept, or withdraw acceptances to, the Rescission Offer.

We expressly reserve the right, in our sole discretion, to terminate the Rescission Offer if any of the conditions set forth in this prospectus have not been satisfied by the Eligible Investors or waived by us. In the event we terminate the Rescission Offer, we will notify you of the termination, and all Subject Securities previously tendered and not yet accepted for rescission will be returned promptly to the tendering holders.

If any Subject Securities tendered by Eligible Current Investors are not accepted for rescission for any reason, such Subject Securities will be returned, at our expense, to the tendering holder via book-entry transfer to the account maintained by the holder’s broker or bank at DTC, promptly following the Expiration Date or the termination or withdrawal of the Rescission Offer. The holder’s broker or bank will be responsible for crediting the transfer into the holder’s individual account.

We have engaged the Rescission Agent to facilitate and assist us with the acceptance procedures of the Rescission Offer for Eligible Investors. We have not retained, nor do we intend to retain, any person to make solicitations or recommendations to you in connection with the Rescission Offer.

None of us, our affiliates or the Rescission Agent, nor any of our, our affiliates’ or the Rescission Agent’s officers or directors may make or shall be deemed to have made any recommendations to you with respect to the Rescission Offer. We urge you to read this prospectus carefully and to make an independent evaluation with respect to the Rescission Offer.

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Funding the Rescission Offer

We will fund any payments required under the Rescission Offer from available cash.

Questions about the Rescission Offer

If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, if you are an Eligible Former Investor, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance or withdrawal form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

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DESCRIPTION OF THE SUBJECT SECURITIES

The following description is only a summary of certain terms of the Subject Securities and the Indenture governing the Subject Securities. We urge you to read the form of note representing the Subject Securities and the Indenture in their entirety because these documents, which are filed as exhibits to the registration statement of which this prospectus forms a part, and not this summary, define the rights of holders of the Subject Securities. You may also request a copy of these documents from us. See “Where You Can Find More Information.” The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture and those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Description of the Subject Securities

The description of the Subject Securities is incorporated in the registration statement of which this prospectus forms a part by reference to the section entitled “Description of Debt Securities” in the prospectus dated April 29, 2002 and the section entitled “Description of Notes” in the prospectus supplement filed by CS USA with the SEC on July 16, 2002 (film no. 02703849) in connection with the initial issuance of the Subject Securities under registration statement number 333-86720, as amended by Post-Effective Amendment No. 1 filed with the SEC on March 29, 2007, except for any portion of each such document that incorporates by reference CS USA’s prior and future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Description of the Indenture

The Subject Securities were issued pursuant to the senior indenture dated as of June 1, 2001 (the “Base Indenture”), between CS USA and the Trustee, as supplemented by (i) the first supplemental indenture dated as of March 26, 2007 (the “First Supplemental Indenture”), among CSG, Credit Suisse (USA), CS AG and the Trustee, (ii) the second supplemental indenture dated as of June 9, 2023 (the “Second Supplemental Indenture”), among UBS Group AG, CSG, CS AG, CS USA and the Trustee and (iii) the third supplemental indenture dated as of May 30, 2024 (the “Third Supplemental Indenture”), among CS USA, UBS Group AG, CS AG, UBS AG and the Trustee. The Base Indenture as supplemented is referred to as the “Indenture.”

The Indenture has been qualified under the Trust Indenture Act.

The description of the Base Indenture is incorporated in the registration statement by reference to the prospectus and prospectus supplement filed by CS USA in connection with the initial issuance of the Subject Securities. See the “Description of the Guarantees” and “Subordination of the UBS Group AG Guarantee” below for a description of the First Supplemental Indenture.

The Second Supplemental Indenture provides that, in accordance with the Indenture and by operation of Swiss law, effective upon completion of the Group Merger, UBS Group AG succeeded to, and was substituted for, and may exercise every right and power of, CSG under the CSG guarantee of the Subject Securities with the same effect as if UBS Group AG had been named as the “Group Guarantor” under the Indenture, the CSG guarantee of the Subject Securities and the Subject Securities. In addition, pursuant to the Second Supplemental Indenture, effective upon completion of the Group Merger, UBS Group AG (i) expressly assumed all of CSG’s obligations under the CSG guarantee of the Subject Securities and the Indenture, on the terms and subject to the conditions set forth in the Indenture, and (ii) undertook in favor of each holder of Subject Securities to be bound by the terms and conditions of the CSG guarantee of the Subject Securities and the provisions of the Indenture, with the same effect as if UBS Group AG had been named as the “Group Guarantor” under the Indenture, the CSG guarantee of the Subject Securities and the Subject Securities.

The Third Supplemental Indenture provides that, in accordance with the Indenture and by operation of Swiss law, effective upon completion of the Parent Bank Merger, UBS AG succeeded to, and was substituted for,

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and may exercise every right and power of, CS AG under the CS AG guarantee of the Subject Securities with the same effect as if UBS AG had been named as the “Bank Guarantor” under the Indenture, the CS AG guarantee of the Subject Securities and the Subject Securities. In addition, pursuant to the Third Supplemental Indenture, effective upon completion of the Parent Bank Merger, UBS AG (i) expressly assumed all of CS AG’s obligations under the CS AG guarantee of the Subject Securities and the Indenture, on the terms and subject to the conditions set forth in the Indenture, and (ii) undertook in favor of each holder of Subject Securities to be bound by the terms and conditions of the CS AG guarantee of the Subject Securities and the provisions of the Indenture, with the same effect as if UBS AG had been named as the “Bank Guarantor” under the Indenture, the CS AG guarantee of the Subject Securities and the Subject Securities.

Description of the Guarantees

The Securities have been fully and unconditionally guaranteed by UBS Group AG and UBS AG on a several basis. If CS USA, for any reason, does not make a required payment in respect of the Subject Securities when due, whether on the normal due date, on acceleration, redemption or otherwise, either or both of UBS Group AG and UBS AG will cause the payment to be made to or to the order of the Trustee. The UBS Group AG guarantee is on a subordinated basis as described below. The holder of a Subject Security will be entitled to payment under the guarantees of UBS Group AG and UBS AG without taking any action whatsoever against CS USA.

The terms of the guarantees are set forth in the First Supplemental Indenture. CSG’s obligations under its guarantee of the Subject Securities and under the Indenture were assumed by UBS Group AG pursuant to the Second Supplemental Indenture. CS AG’s obligations under its guarantee of the Subject Securities and under the Indenture were assumed by UBS AG pursuant to the Third Supplemental Indenture.

Subordination of the UBS Group AG Guarantee

The discussion of subordination in this section applies only to the guarantee by UBS Group AG of the Subject Securities.

When the term “senior indebtedness” is used in the context of this guarantee, it means:

•	any money UBS Group AG has borrowed;

•	any money borrowed by someone else where UBS Group AG has assumed or guaranteed the obligations, directly or indirectly;

•	any letters of credit and acceptances made by banks on UBS Group AG’s behalf;

•	indebtedness that UBS Group AG has incurred or assumed in connection with the acquisition of any property; and

•	all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the above.

Senior indebtedness does not include any indebtedness that is expressed to be subordinated to or on par with the UBS Group AG guarantee of the Subject Securities or any money owed to UBS Group AG’s subsidiaries.

The Indenture provides that UBS Group AG cannot:

•	make any payments of principal or interest on the Subject Securities;

•	redeem any Subject Securities;

•	acquire any Subject Securities; or

•	defease any Subject Securities;

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if

•

any senior indebtedness in an aggregate principal amount of more than $100 million has become due either on maturity or as a result of acceleration or otherwise and the principal, premium and interest on that senior indebtedness has not yet been paid in full by UBS Group AG; or

•

UBS Group AG has defaulted in the payment of any principal, premium or interest on any senior indebtedness in an aggregate principal amount of more than $100 million at the time the payment was due, unless and until the payment default is cured by UBS Group AG or waived by the holders of the senior indebtedness.

If UBS Group AG is liquidated, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents for principal, premium and interest on the senior indebtedness before the holders of Subject Securities receive any of UBS Group AG’s assets. As a result, holders of Subject Securities may receive a smaller proportion of UBS Group AG’s assets in liquidation than holders of senior indebtedness.

Even if the subordination provisions prevent UBS Group AG from making any payment when due on the Subject Securities or its guarantee thereof, UBS Group AG will be in default on its obligations under the Indenture, if it does not make the payment when due. This means that the Trustee and the holders of the Subject Securities can take action against UBS Group AG, but they would not receive any money until the claims of the senior indebtedness have been fully satisfied.

The Indenture allows the holders of senior indebtedness to obtain specific performance of the subordination provisions from UBS Group AG.

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UNITED STATES TAX CONSIDERATIONS

This section describes certain U.S. federal income tax consequences of the Rescission Offer and ownership of the Subject Securities to beneficial owners of Subject Securities. It applies to you only if you hold or have held your Subject Securities as capital assets for U.S. federal income tax purposes.

This section does not discuss all of the tax consequences applicable to you if you are a member of a class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•

a person that holds or has held the Subject Securities as part of a straddle or a hedging or conversion transaction for tax purposes or as part of a “synthetic security” or other integrated financial transaction;

•	a person that purchases or sells the Subject Securities as part of a wash sale for tax purposes;

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	a bank;

•	an entity taxed as a partnership or the partners therein;

•	regulated investment company;

•	a nonresident alien individual present in the United States for more than 182 days in a taxable year;

•	a U.S. expatriate;

•	a controlled foreign corporation; or

•

a non-U.S. holder (as defined below) that actually or constructively owns 10% or more of the combined voting power of the Issuer’s voting stock or that is an individual present in the U.S. for 183 days or more in the year that it receives a payment in respect of the Subject Securities.

This summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the alternative minimum tax, taxes imposed pursuant to the Foreign Account Tax Compliance Act or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis.

You should consult your own tax adviser, as you deem appropriate, regarding the U.S. federal, state and local and other tax consequences of participating in the Rescission Offer and ownership of the Subject Securities.

You are a U.S. holder if you are a beneficial owner of the Subject Securities and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation; or

•	otherwise subject to U.S. federal income taxation on a net income basis in respect of the Subject Securities.

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You are a non-U.S. holder if you are a beneficial owner of the Subject Securities and you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Subject Securities.

U.S. Federal Income Tax Consequences of the Rescission Offer

This discussion assumes that the Issuer’s position that the Subject Securities should be treated as debt for U.S. federal income tax purposes will be respected. See the Issuance Prospectus for a discussion of the tax treatment of the Subject Securities and possible alternative tax treatment of the Subject Securities.

U.S. Holders

Tender of Subject Securities Pursuant to the Rescission Offer

This subsection addresses the tax treatment of a U.S. holder that disposes of its Subject Securities pursuant to the Rescission Offer.

Upon the tender of a Subject Security pursuant to the Rescission Offer, you generally will recognize taxable income or loss equal to the difference between the amount realized and your adjusted tax basis in the Subject Security. Although this prospectus uses the term “interest” when describing the calculation of the Rescission Offer Proceeds, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes, but rather is included in the amount realized from the sale of the Subject Securities.

Your adjusted tax basis in a Subject Security will generally equal the amount that you paid for the Subject Security, increased by the amount of any market discount you previously included in gross income with respect to the Subject Security and reduced by the amount of any bond premium that you previously amortized with respect to the Subject Security. Your amount realized should equal the amount received in the Rescission Offer, except that a portion of such amount should be treated as a payment of interest for tax purposes to the extent of the accrued but unpaid interest on the Subject Securities at the time of the Rescission Offer. Such amount should be treated as U.S. source ordinary income to the extent that you did not previously include such amount in income.

Except to the extent that any gain is recharacterized as ordinary income pursuant to the market discount rules discussed below, any gain or loss that you recognize upon a disposition of the Subject Securities pursuant to the Rescission Offer generally will be capital gain or loss, and will be long-term capital gain or loss if you held the Subject Security for more than one year upon the disposition of the Subject Security. Certain non-corporate U.S. holders (including individuals) generally are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is limited under the Code. Any gain or loss recognized by a U.S. holder pursuant to the Rescission Offer generally should be treated as U.S. source gain or loss.

If you acquired your Subject Securities with market discount, any gain realized upon the disposition of the Subject Securities pursuant to the Rescission Offer will be treated as ordinary income to the extent of the portion of the market discount that has accrued while you held such Subject Securities, unless you elected to include market discount in income currently as it accrues. You generally will be treated as having acquired the Subject Securities with market discount if the principal amount of the Subject Securities exceeds your purchase price for the Subject Securities by more than a statutory de minimis amount. Market discount will be considered to accrue

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ratably during the period from the date of that you acquired the Subject Securities to the maturity date of the Subject Securities, unless you elect to accrue market discount on a constant yield basis.

Holders Who Disposed of their Subject Securities Prior to the Rescission Offer

If your Subject Securities were sold prior to the Rescission Offer, although not entirely clear, it is likely that the amount that you receive, if any, pursuant to the Rescission Offer should first be treated as capital gain to the extent of any capital loss you recognized in respect of the Subject Securities upon their sale or maturity. Any such capital gain should be long-term or short-term capital gain based on whether you recognized a long-term or short-term capital loss on the Subject Securities upon their maturity or disposition.

If the amount that you receive pursuant to the Rescission Offer exceeds the capital gain amount described above, it is likely that such excess amount should first be treated as ordinary interest income to the extent of the interest that accrued on such loss for purposes of determining the amount received under the Rescission Offer, and thereafter as ordinary income. However, other characterizations are possible. For example, it is possible that the IRS could assert that all or a portion of the capital gain amount described above should instead be treated as ordinary income. Accordingly, you should consult with your tax adviser regarding the tax treatment of amounts received pursuant to the Rescission Offer.

Non-U.S. Holders

This subsection addresses the tax treatment of a non-U.S. holder that disposes of its Subject Securities pursuant to the Rescission Offer.

If you are a non-U.S. holder, you should generally not subject to U.S. federal income of withholding tax on any income or gain recognized in respect of amounts received pursuant to the Rescission Offer, unless such income or gain is effectively connected with your conduct of a trade or business in the U.S. or, in case of interest income, you have you failed to properly provide the applicable withholding agent an IRS Form W-8BEN or W-8BEN-E (or other applicable form), signed under penalties of perjury, that includes your name and address and that certifies your non-U.S. status in compliance with applicable law and regulations.

You will generally be subject to U.S. federal income tax on income and gain recognized pursuant to the Rescission Offer that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. holder, unless an applicable income tax treaty provides otherwise. If you are treated as a foreign corporation for United States federal income tax purposes, you may also be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate). If you fail to properly provide an IRS Form W-8BEN or W-8BEN-E (or other applicable form), you will generally be subject to withholding tax on interest income at a 30% rate, unless an applicable income tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting with respect to amounts received pursuant to the Rescission Offer. You may also be subject to backup withholding on such payments unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules.

U.S. Federal Income Tax Consequences of Ownership of Subject Securities

This section describes certain U.S. federal income tax consequences of ownership of the Subject Securities to beneficial owners of Subject Securities that purchase Subject Securities on or after the date hereof.

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U.S. Holders

Payments or Accruals of Interest

Interest payments on the Subject Securities will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting (except that the portion of an interest payment that is allocable to the portion of your purchase price that relates to interest that accrued prior to your purchase of the Subject Securities, which this discussion refers to as “pre-purchase accrued interest,” will not be included in income and will rather be treated as a non-taxable return of the pre-purchase accrued interest).

Purchase, Sale and Retirement of Subject Securities

Your tax basis in the Subject Securities generally will equal the cost of the Subject Securities (excluding the portion of the price allocable to pre-purchase accrued interest). Your basis will increase by any amounts that you are required to include in income under the rules described below governing market discount, and will decrease by the amount of any bond premium that you previously amortized with respect to the Subject Securities under the rules described below.

Upon the sale or maturity of the Subject Securities, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be treated in the manner described above under “—Payments or Accruals of Interest”) and your tax basis in the Subject Securities.

Except as discussed below with respect to market discount, any gain or loss that you recognize upon the sale or maturity of the Subject Securities generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Subject Securities for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at the lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Premium

If you purchase the Subject Securities at a cost greater than the principal amount of the Subject Securities (excluding the portion of the price allocable to pre-purchase accrued interest), you will be considered to have purchased the Subject Securities at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the Subject Securities. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium, you will be required to reduce your tax basis in the Subject Securities by the amount of the premium amortized during your holding period. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the Subject Securities. Therefore, if you do not elect to amortize premium and you hold the Subject Securities to maturity, you generally will be required to treat the premium as capital loss when the Subject Securities mature.

Market Discount

If the principal amount of the Subject Securities exceeds your purchase price for the Subject Securities (excluding the portion of the price allocable to pre-purchase accrued interest) by an amount at least equal to the product of (i) 0.25%, (ii) the principal amount of the Subject Securities and (iii) the remaining whole years to the maturity of the Subject Securities, the Subject Securities will be considered to bear “market discount.” In this case, any gain that you realize on the sale or maturity of the Subject Securities generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Subject Securities during your

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holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or maintained to purchase or carry the Subject Securities. In general, market discount will be treated as accruing ratably over the term of the Subject Securities, or, at your election, under a constant yield method.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the Subject Securities as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS.

Non-U.S. Holders

If you are a non-U.S. holder, you should generally not subject to U.S. federal income or withholding tax on any income or gain recognized in respect of the Subject Securities, unless such income or gain is effectively connected with your conduct of a trade or business in the U.S. or, in case of interest income, you have you failed to properly provide the applicable withholding an IRS Form W-8BEN or W-8BEN-E (or other applicable form), signed under penalties of perjury, that includes your name and address and that certifies your non-U.S. status in compliance with applicable law and regulations.

You will generally be subject to U.S. federal income tax on income and gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. holder, unless an applicable income tax treaty provides otherwise. If you are treated as a foreign corporation for United States federal income tax purposes, you may also be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate). If you fail to properly provide an IRS Form W-8BEN or W-8BEN-E (or other applicable form), you will generally be subject to withholding tax on interest income at a 30% rate, unless an applicable income tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns will be required to be filed with the IRS in connection with payments on the Subject Securities made to certain U.S. holders. If you are a U.S. holder, you generally will not be subject to a U.S. backup withholding tax (currently at a rate of 24%) on such payments if you provide your taxpayer identification number to the applicable withholding agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Subject Securities.

If you are a non-U.S. holder, payments of interest on the Subject Securities will generally be reportable on IRS Form 1042-S. Payments in respect of the Subject Securities would otherwise not be subject to information reporting and backup withholding, provided that the certification requirements described above under “— Non-U.S. Holders” are satisfied or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

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SWISS TAX CONSIDERATIONS

Rescission Offer

The following is a summary of the principal tax consequences of accepting the Rescission Offer for Eligible Investors who are not residents of Switzerland for tax purposes and have no Swiss permanent establishment and do not conduct a Swiss-based trade or business. It does not address the tax treatment of Eligible Investors who are residents of Switzerland for tax purposes or who are subject to Swiss taxes for other reasons. This summary is based on legislation as of the date of this prospectus and does not aim to be a comprehensive description of all the Swiss tax considerations that may be relevant to a decision to accept the Rescission Offer.

Withholding Tax

Whether you are an Eligible Current Investor who tenders your Subject Securities pursuant to the Rescission Offer, or an Eligible Former Investor who accepts the Rescission Offer, the cash amount that you receive, if any, pursuant to the Recission Offer will not be subject to Swiss withholding tax.

Securities Turnover Tax

If you are an Eligible Current Investor who tenders your Subject Securities pursuant to the Rescission Offer, the cash amount that you receive, if any, pursuant to the Recission Offer may be subject to Swiss securities turnover tax at a rate of up to 0.15%, if a Swiss domestic (or Principality of Liechtenstein) securities dealer (as defined in the Swiss Federal Act on Stamp Duties of June 27, 1973, as amended) is a party to, or acts as an intermediary for, the transaction and no exemption applies in respect of one of the parties to the transaction.

Income Taxation

Whether you are an Eligible Current Investor who tenders your Subject Securities pursuant to the Rescission Offer, or an Eligible Former Investor who accepts the Rescission Offer, the cash amount that you receive, if any, pursuant to the Recission Offer will not be subject to any Swiss federal, cantonal or communal income tax if (i) you are not a resident of Switzerland, (ii) if you are an Eligible Current Investor, during the relevant taxation year have not engaged in a trade or business through a permanent establishment or a fixed place of business in Switzerland to which the tendered Subject Securities are attributable, and (iii) are not subject to income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax.

Subject Securities

The following is a summary of the principal tax consequences of holding Subject Securities for investors who are not residents of Switzerland for tax purposes and have no Swiss permanent establishment and do not conduct a Swiss-based trade or business. It does not address the tax treatment of holders of Subject Securities who are residents of Switzerland for tax purposes or who are subject to Swiss taxes for other reasons. This summary is based on legislation as of the date of this prospectus and does not aim to be a comprehensive description of all the Swiss tax considerations that may be relevant to a decision to invest in Subject Securities.

Withholding Tax

Neither payments of interest on, nor the repayment of principal of, the Subject Securities will be subject to Swiss federal withholding tax, even though they are guaranteed by UBS Group AG and UBS AG, provided that the net proceeds from the issue of the Subject Securities are used outside of Switzerland (except to the extent use in Switzerland is permitted under the Swiss taxation laws in force from time to time without payments in respect of the Subject Securities becoming subject to withholding or deduction for Swiss withholding tax as a consequence of such use of proceeds in Switzerland) and that Credit Suisse (USA) is at all times resident and managed outside Switzerland for Swiss tax purposes.

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On April 3, 2020, the Swiss Federal Council published draft legislation and opened a consultation procedure regarding the reform of the Swiss withholding tax system applicable to interest on bonds. This draft legislation provided for, among other things, the replacement of the current debtor-based regime applicable to interest payments on bonds with a paying agent-based regime for Swiss withholding tax. Generally speaking, this proposed paying agent-based regime would have (i) subjected all interest payments on bonds made through paying agents in Switzerland to individuals resident in Switzerland to Swiss withholding tax, including any such interest payments made on bonds issued by entities organized in a jurisdiction outside Switzerland (such as Credit Suisse (USA)), and (ii) exempted from Swiss withholding tax interest payments on bonds to all other persons, including to Swiss-domiciled legal entities and foreign investors (other than indirect interest payments through foreign and Swiss domestic collective investments vehicles). However, the results of the consultation, which ended on July 10, 2020, were controversial. Consequently, on April 15, 2021, the Swiss Federal Council submitted new draft legislation on the reform of the Swiss withholding tax system providing for the abolition of Swiss withholding tax on interest payments on bonds for submission to the Swiss Parliament, which legislation was accepted by the Swiss Parliament on December 17, 2021. The proposed legislation was rejected in a referendum held on September 25, 2022. In view of the rejection of this legislation, the Swiss Federal Council could again propose a paying agent-based regime as contemplated by the draft legislation published on April 3, 2020.

Securities Turnover Tax

Neither the issue nor the redemption of the Subject Securities by the Issuer is subject to Swiss securities turnover tax.

The trading of the Subject Securities in the secondary market is subject to Swiss securities turnover tax at a rate of 0.3% of the consideration paid for the Subject Securities traded, if a Swiss domestic (or Principality of Liechtenstein) securities dealer (as defined in the Swiss Federal Act on Stamp Duties of June 27, 1973, as amended) is a party to, or acts as an intermediary for, the transaction and no exemption applies in respect of one of the parties to the transaction. In such case and subject to applicable statutory exemptions, typically half of the Swiss securities turnover tax is charged to one party to the transaction and the other half to the other party.

Income Taxation

Payments by the Issuer of interest on and repayment of principal of the Subject Securities to, and the gain realized on the sale or redemption of Outstanding Subject Securities by, a holder of Subject Securities who (i) is not a resident of Switzerland, (ii) during the relevant taxation year has not engaged in a trade or business through a permanent establishment or a fixed place of business in Switzerland to which the Outstanding Subject Securities are attributable, and (iii) is not subject to income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax.

Automatic Exchange of Information in Tax Matters

Switzerland has concluded a multilateral agreement with the European Union (the “EU”) on the international exchange of information (“AEOI”) in tax matters, which applies to all EU member states and some other jurisdictions. In addition, Switzerland has signed the multilateral competent authority agreement on the automatic exchange of financial account information (the “MCAA”), and based on the MCAA, a number of bilateral AEOI agreements with other countries. Based on such agreements and the implementing laws of Switzerland, depending on the date of effectiveness of the applicable agreement, Switzerland collects and exchanges data in respect of financial assets (including any Subject Securities) held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals, entities and controlling persons (as applicable) resident in an EU member state or in another treaty state.

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Swiss Facilitation of the Implementation of U.S. Foreign Account Tax Compliance Act

The United States and Switzerland entered into an intergovernmental agreement (the “current U.S.-Switzerland IGA”) to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act (“FATCA”). Under the current U.S.-Switzerland IGA, financial institutions acting out of Switzerland generally are directed to become participating foreign financial institutions. The current U.S.-Switzerland IGA ensures that accounts held by U.S. persons with Swiss financial institutions (including any such account in which a Subject Security is held) are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance, on the basis of the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation (the “Double Taxation Treaty”). Since it was amended in 2019, the Double Taxation Treaty includes a mechanism for the exchange of information in tax matters upon request between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting non-participating foreign financial institutions for periods from June 30, 2014.

On June 27, 2024, Switzerland and the United States signed a new intergovernmental agreement to facilitate the implementation of FATCA (the “new U.S.-Switzerland IGA”) that will change the current direct notification-based regime that is in place under the current U.S.-Switzerland IGA to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. In Switzerland, the implementation of the new U.S.-Switzerland IGA requires an amendment to national law, which will be decided by the Swiss Federal Assembly. According to communication from the State Secretariat for International Finance SIF, such amendment is currently expected to enter into force in Switzerland on January 1, 2027. However, it is not possible to predict whether and when such amendment will be enacted.

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BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any entity or account deemed to hold “plan assets” of the foregoing (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before determining whether to accept or reject the Rescission Offer. Among other factors, the fiduciary should consider whether the acceptance or rejection of the Rescission Offer would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether such acceptance or rejection would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans, any other plans that are subject to Section 4975 of the Code and any entities or accounts deemed to hold “plan assets” of the foregoing (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

UBS Group AG and/or any of its affiliates may be considered a party in interest or disqualified person with respect to a Plan or entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”). The continued holding or tender in the Rescission Offer of the Subject Securities by a Plan or a Plan Asset Entity with respect to which UBS Group AG and/or any of its affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the continued holding or tender in the Rescission Offer of the Subject Securities is done pursuant to an applicable exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the continued holding or tender in the Rescission Offer of the Subject Securities. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers).

In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the Subject Securities, provided that neither UBS Group AG nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any holder of the Subject Securities or any interest therein or investor that accepts or rejects the Rescission Offer will be deemed to have represented by its holding of the Subject Securities or any interest therein or its acceptance or rejection of the Rescission Offer that either (1) it is not a Plan, Plan Asset Entity or Non-ERISA Arrangement and is not accepting or rejecting the Rescission Offer on behalf of, or in respect of the assets of, any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2)(i) the holding of the Subject Securities or acceptance or rejection of the Rescission Offer will not constitute a non-exempt prohibited transaction under ERISA or the

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Code or a similar violation under any applicable Similar Laws and (ii) none of UBS Group AG or any of its affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the Plan or Plan Asset Entity within the meaning of ERISA.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering whether to accept or reject the Rescission Offer on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any holding or tender in the Rescission Offer of the Subject Securities under Similar Laws, as applicable.

Persons holding the Subject Securities have exclusive responsibility for ensuring that their continued holding and disposition (including through the Rescission Offer) of the Subject Securities do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The repurchase of any Subject Security from a Plan, Plan Asset Entity or Non-ERISA Arrangement pursuant to the Rescission Offer is in no respect a representation by UBS Group AG or any of its affiliates or representatives that the rescission meets all relevant legal requirements applicable to any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement, or that the rescission is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

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PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

This prospectus may be used by UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG in connection with offers and sales of the Subject Securities in market-making transactions, including following the tender of Subject Securities pursuant to the Rescission Offer. Market-making transactions may occur in the open market or may be privately negotiated at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. UBS Securities LLC, UBS Financial Services Inc. or any other affiliate of UBS Group AG may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

Conflicts of Interest

UBS Securities LLC and UBS Financial Services Inc. are indirect subsidiaries of UBS Group AG. Financial Industry Regulatory Authority (“FINRA”) Rule 5121 imposes certain requirements when a member of FINRA, such as UBS Securities LLC and UBS Financial Services Inc., distributes an affiliated company’s securities. If UBS Securities LLC, UBS Financial Services Inc. or any of UBS Group AG’s other U.S.-registered broker-dealer affiliates participate in the distribution of the Subject Securities, they will conduct the offers and sales of the Subject Securities in accordance with the applicable provisions of FINRA Rule 5121. In any offerings subject to FINRA Rule 5121, no underwriter will confirm initial sales to accounts over which it exercises discretionary authority without the prior written approval of the customer.

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LEGAL MATTERS

Certain legal matters with respect to U.S. law relating to the Subject Securities will be passed upon for UBS Group AG, UBS AG and Credit Suisse (USA) LLC by their U.S. counsel, Sullivan & Cromwell LLP, London, England. Certain legal matters with respect to Swiss law relating to the Subject Securities will be passed upon for UBS Group AG and UBS AG by their Swiss counsel, Homburger AG, Zurich, Switzerland.

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EXPERTS

The consolidated financial statements of UBS Group AG appearing in its Annual Report on Form 20-F for the year ended December 31, 2024, and the effectiveness of UBS Group AG’s internal control over financial reporting as of December 31, 2024, have been audited by Ernst & Young Ltd, independent registered public accounting firm, as set forth in their reports thereon and included therein and incorporated herein by reference. Such consolidated financial statements and UBS Group AG management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2024 have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of UBS AG appearing in its Annual Report on Form 20-F for the year ended December 31, 2024 have been audited by Ernst & Young Ltd, independent registered public accounting firm, as set forth in their reports thereon and included therein and incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Credit Suisse AG incorporated herein by reference to the report of UBS AG on Form 6-K filed on March 28, 2024, as amended by the additional Form 6-K filed on May 7, 2024, have been so incorporated in reliance on the report of PricewaterhouseCoopers AG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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EXPENSES

The following table sets forth the main costs and expenses in connection with this offering.

Securities and Exchange Commission registration fee	$	[●]
Printing expenses	$	[●]
Legal fees and expenses	$	[●]
Accountants’ fees and expenses	$	[●]
Trustee fees and expenses	$	[●]
Miscellaneous	$	[●]

Total	$	[●]

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APPENDIX A

FORMER INVESTOR ACCEPTANCE FORM

Note: This Former Investor Acceptance Form is to be completed only if you are an Eligible Former Investor and you wish to accept the Rescission Offer.

Please confirm the following: In regard to the Subject Securities in respect of which this Rescission Offer is hereby accepted:

•	I am an Eligible Former Investor: Yes No

IF YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE FORMER INVESTOR, YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PROSPECTUS DATED [●], 2026 (THE “PROSPECTUS”) OF CREDIT SUISSE (USA) LLC (THE “ISSUER”), UBS GROUP AG AND UBS AG. ALL TERMS USED BUT NOT OTHERWISE DEFINED IN THIS FORM HAVE THE MEANING ATTRIBUTED TO THEM IN THE PROSPECTUS.

IF YOU WISH TO REJECT THE RESCISSION OFFER, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER.

IF YOU WISH TO ACCEPT THE RESCISSION OFFER AND YOU MEET THE REQUIREMENTS TO BE AN ELIGIBLE FORMER INVESTOR, PLEASE COMPLETE ANDSIGN THIS FORM AND UPLOAD YOUR SUPPORTING EVIDENCE PURSUANT TO THE INSTRUCTIONS BELOW AND ENSURE ITS RECEIPT BY UBS BY 5:00 P.M., EASTERN STANDARD TIME, ON [●], 2026 (THE “EXPIRATION DATE”), WHICH IS 30 DAYS FROM THE DATE OF THE PROSPECTUS (INCLUDING THE DATE OF THE PROSPECTUS AND THE EXPIRATION DATE).

WE URGE YOU TO REVIEW THE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER. WE ALSO ADVISE YOU TO CONSULT YOUR FINANCIAL, LEGAL, AND TAX ADVISERS, AS YOU DEEM APPROPRIATE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE RESCISSION OFFER.

Accepting the Rescission Offer: In order to accept the Rescission Offer, you must:

4.	Read carefully this Former Investor Acceptance Form and the accompanying acceptance agreement;

5.	Complete, sign and date this Former Investor Acceptance Form on the On-Line Portal; and

6.

Complete this Former Investor Acceptance Form, together with the supporting evidence required herein, to the Rescission Offer On-line Portal at https://deals.is.kroll.com/UBSgroupAG, so that it is received by UBS on or before 5:00 p.m., Eastern Standard Time, on [●], 2026.

To access the Rescission Offer On-line Portal, you will need to go to the Rescission Agent’s website at https://deals.is.kroll.com/UBSgroupAG.The Rescission Offer On-line Portal will be operated by the Rescission Agent. By completing the registration process for the Rescission Offer On-line Portal, you are authorizing the Rescission Agent to communicate with you on behalf of UBS. If you have technical difficulties, you may contact the Rescission Agent at UBSRescission@is.kroll.com.

This Former Investor Acceptance Form and the supporting evidence that you submit through the Rescission Offer On-line Portal must be legible. If you choose to accept the Rescission Offer, UBS recommends that you complete this Former Investor Acceptance Form and your supporting evidence sufficiently in advance of the Expiration Date to ensure its receipt by UBS by the deadline specified above. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

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Supporting evidence must be uploaded into the Rescission Offer On-line Portal in PDF, Doc, Docx, JPEG, JPG or PNG file formats. You may upload up to one file per upload field with a maximum size of 100 MB per file. If you have multiple documents, you need to upload into one upload field you may combine the documents into one before uploading. If you have technical difficulties submitting your Former Investor Acceptance Form or your supporting evidence, you may submit your claim through the Rescission Offer On-line Portal and email any necessary supporting material to UBSRescission@is.kroll.com. within 48 hours of when your claim is submitted for processing but in no event later than the Expiration Date. When you email the supporting evidence for your claim, you must include the confirmation number you receive after submitting the Former Investor Acceptance Form through the Rescission Offer On-line Portal in the subject line of your email. If you do not submit your supporting evidence within 48 hours or do not include the confirmation number you receive after submitting the Former Investor Acceptance Form in the subject line of your email, your claim may be automatically rejected and you will be required to file a new claim if you wish to accept the Rescission Offer.

UBS MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED FORMER INVESTOR ACCEPTANCE FORM AND APPROPRIATE SUPPORTING EVIDENCE ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. UBS WILL, IN ITS SOLE DISCRETION, DETERMINE WHETHER YOUR FORMER INVESTOR ACCEPTANCE FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE FORMER INVESTOR TO ACCEPT THE RESCISSION OFFER.

You may be subject to information reporting requirements of the Internal Revenue Service (the “IRS”) with respect to amounts received pursuant to the Rescission Offer. You may also be subject to backup withholding on such payments unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Before the settlement of the Rescission Offer Proceeds, U.S. holders (which include U.S. citizens and residents) will need to complete and return the IRS Form W-9 and non-U.S. holders will need to complete IRS Form W-8. Please review the section entitled “United States Tax Considerations” to determine if you qualify as a U.S. holder or a non-U.S. holder. You may participate in the Rescission Offer even if you do not complete your IRS withholding form (W-9 or W-8). However, if your properly completed IRS withholding form (W-9 or W-8) is not received before the settlement of the Rescission Offer Proceeds, we may be required to withhold additional amounts from the Rescission Offer Proceeds and the IRS may impose certain penalties.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or evidence of eligibility) or this Former Investor Acceptance Form will be made by us, in our sole discretion, which determinations shall be final and binding. We reserve the right to, at any time, request any additional information or evidence that we may deem reasonably appropriate to demonstrate that you meet the eligibility requirements to be considered an Eligible Former Investor.

Upon receipt and review of the evidence package submitted with your acceptance of the Rescission Offer, we may, in our sole discretion, but are under no obligation to, inform you of any insufficiency or inconsistency identified in the evidence provided and give you the opportunity to supplement the evidence as required, provided such supplemental evidence is received by us on or before the Expiration Date. For the avoidance of doubt, we are under no obligation to accept any evidence submission after the Expiration Date, or to provide a cure period for insufficient or inconsistent evidence. We expect to make a final determination as to whether you meet the requirements to be considered an Eligible Former Investor no later than the date that is five business days after the Expiration Date.

If you are an Eligible Former Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms set forth in the Prospectus, we will cause payment of the Rescission Offer Proceeds to be made to you as soon as reasonably practicable after the Expiration Date (the date of such payment, the “Settlement Date”). The Settlement Date is expected to occur no later than the tenth business day following the Expiration Date.

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Questions: If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

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CLAIM DETAILS

Please complete a separate version of this form for each Applicable Transaction pursuant to which you purchased Subject Securities and the Applicable Disposition pursuant to which you sold such Subject Securities for a loss, in each case, in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. If you sold in an Applicable Disposition part of a lot of Subject Securities that you purchased in an Applicable Transaction and still hold part of that lot and wish to accept the Rescission Offer with respect to the entire lot, please complete the Current Investor Acceptance Form with respect to the part of the lot that you still hold and this Former Investor Acceptance Form with respect to the part of the lot that you sold in an Applicable Disposition.

NOTE THAT THE RESCISSION OFFER ON-LINE PORTAL WILL INCLUDE AN ON-LINE VERSION OF THE TABLE BELOW THAT SHOULD BE COMPLETED ELECTRONICALLY. YOU SHOULD NOT COMPLETE THE TABLE BELOW IN THE SIGNED PAPER FORM THAT WILL BE COMPLETED THROUGH THE ON-LINE RESCISSION OFFER PORTAL.

Pursuant to the Prospectus, please note that you may accept the Rescission Offer for any number of Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Further, please note that you must complete one version of this table online through the portal and complete one copy of your signed Former Investor Acceptance Form with respect to each Applicable Transaction pursuant to which you purchased Subject Securities and the Applicable Disposition pursuant to which you sold such Subject Securities for a loss, in each case, in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. Thus, if you bought 1,000 of Subject Security X on two different days, and sold all 2,000 at the same time in an Applicable Disposition, you must file two claims through the portal, one for each Applicable Transaction. If you purchased 2,000 of Subject Security X at the same time in a single Applicable Transaction, and sold 1,000 of Subject Security X for a loss on two different days in two separate Applicable Dispositions, you must file two claims through the portal, one for each Applicable Disposition. For the avoidance of doubt, you must submit one form for each Applicable Transaction and Applicable Disposition. Multiple transactions should not be included in one Acceptance Form Submission.

PLEASE UPLOAD TO THE RESCISSION OFFER ON-LINE PORTAL (1) EVIDENCE OF PURCHASE OF THE SUBJECT SECURITIES IN AN APPLICABLE TRANSACTION; (2) EVIDENCE OF THE SALE OF SUCH SUBJECT SECURITIES AT A LOSS IN AN APPLICABLE DISPOSITION; AND (3) IF APPLICABLE, EVIDENCE OF YOUR AUTHORITY TO ACCEPT THIS RESCISSION OFFER ON BEHALF OF ANY PARTY FOR WHOM YOU ARE ACTING (E.G., CORPORATE RESOLUTION, TRUST AGREEMENT, POWER OF ATTORNEY, ETC.).

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(1) Claimant’s Identifying Information(1)
Full Name*	Please provide this information through the Rescission Offer On-line Portal
Company (If Filing for an Entity)	Please provide this information through the Rescission Offer On-line Portal
Phone Number*(2)	Please provide this information through the Rescission Offer On-line Portal
Address Line 1*	Please provide this information through the Rescission Offer On-line Portal
Address Line 2	Please provide this information through the Rescission Offer On-line Portal
City*	Please provide this information through the Rescission Offer On-line Portal
State/Province/Region*	Please provide this information through the Rescission Offer On-line Portal
ZIP/Postal Code*	Please provide this information through the Rescission Offer On-line Portal
Country*	Please provide this information through the Rescission Offer On-line Portal

(2) Purchase in an Applicable Transaction Information
CUSIP*(3)	Please provide this information through the Rescission Offer On-line Portal
Subject Securities*(4)	Please provide this information through the Rescission Offer On-line Portal
Quantity Purchased*(5)	Please provide this information through the Rescission Offer On-line Portal
Trade Date*(6)	Please provide this information through the Rescission Offer On-line Portal
Settlement Date*(7)	Please provide this information through the Rescission Offer On-line Portal
Purchase Price*(8)	Please provide this information through the Rescission Offer On-line Portal
Transaction Reference Number(9)	Please provide this information through the Rescission Offer On-line Portal
Counterparty*(10)	Please provide this information through the Rescission Offer On-line Portal

(3) Sale in an Applicable Disposition Information
Date of Sale or Redemption*(11)	Please provide this information through the Rescission Offer On-line Portal
Sale or Redemption Price*(12)	Please provide this information through the Rescission Offer On-line Portal
Quantity of Sold or Redeemed*(5)	Please provide this information through the Rescission Offer On-line Portal
Transaction Reference Number(9)	Please provide this information through the Rescission Offer On-line Portal
Counterparty*(10)	Please provide this information through the Rescission Offer On-line Portal
Loss on Sale of the Subject Securities*(13)	Please provide this information through the Rescission Offer On-line Portal

Notes:

*	Fields marked with * are mandatory.
(29)

If you are filing a claim on behalf of yourself, then please provide your details. If you are filing a claim on behalf of a corporate entity, provide a business address and phone number. If you are filing a claim on behalf of a person you are authorized to represent, provide that person’s details.

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(30)	Provide a phone number that we can use to call you regarding the claim that you are filing.
(31)

Provide the CUSIP of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “CUSIP No.; ISIN No.” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(32)

Provide the name of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “Title of Security” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(33)

Include the quantity of purchased Subject Securities in respect of which the Rescission Offer is accepted. As an example, an Eligible Former Investor accepting the Rescission Offer in respect of $10,000,000 in a series of Subject Securities with a minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof, would disclose a quantity of 10,000.

(34)	Provide the date you agreed to purchase the Subject Securities in respect of which the Rescission Offer is accepted.
(35)	Provide the date you received the Subject Securities in respect of which the Rescission Offer is accepted.
(36)

Include the price in U.S. dollars at which you purchased the Subject Securities in an Applicable Transaction for the acquisition of the quantity of Subject Securities described in the third line above and in respect of which the Rescission Offer is accepted. As an example, an Eligible Former Investor accepting the Rescission Offer in respect of 100 Subject Securities purchased at a price of $1,000 per Subject Security, would disclose a purchase price of $1,000. This price should exclude any accrued interest, fees, selling concessions or other additional amounts.

(37)

Include the reference number or other identification number, if any, assigned to the relevant Applicable Transaction to help us identify the transaction in the evidence that you submit in support of your claim.

(38)	Provide the name of the party with whom you transacted with respect to your relevant purchase and, if applicable, sale of Subject Securities in respect of which the Rescission Offer is accepted.
(39)	Provide the date you sold the Subject Securities in an Applicable Disposition with respect to which you are accepting the Rescission Offer and filing a claim.
(40)

Include the price in U.S. dollars that you received for the sale of the quantity of Subject Securities described in the line immediately above and in respect of which the Rescission Offer is accepted. As an example, an Eligible Former Investor accepting the Rescission Offer in respect of 100 Subject Securities sold at a price of $900 per Subject Security, would disclose a sale price of $900. This price should exclude any accrued interest, fees, selling concessions or other additional amounts.

(41)

Include the amount of loss you are claiming that you incurred as a result of the sale of the Subject Securities in respect of which the Rescission Offer is accepted. For the avoidance of doubt, the loss should reflect only the sale of the Subject Security on this submission. Holders will need to submit one form for each Applicable Transaction and Applicable Disposition.

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RESCISSION OFFER ACCEPTANCE AGREEMENT

The undersigned acknowledges receipt of the Prospectus of Credit Suisse (USA) LLC, UBS Group AG and UBS AG in respect of the Rescission Offer, pursuant to which Credit Suisse (USA) LLC offers to rescind the previous purchase of the Subject Securities listed and described under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus that were acquired by the undersigned in an Applicable Transaction and that were sold by the undersigned in an Applicable Disposition.

Effective as of the Expiration Date, the undersigned hereby accepts the Rescission Offer for the Subject Securities indicated in this Former Investor Acceptance Form upon the terms and subject to the conditions set forth in the Prospectus, and directs UBS to credit all proceeds to which it is entitled pursuant to the Rescission Offer to the undersigned’s bank account, details of which have been provided by the undersigned to UBS.

5. Representations and Warranties, Acknowledgements and Agreements: By accepting the Rescission Offer, the undersigned hereby represents and warrants, acknowledges to, and agrees with, UBS that:

a. the undersigned has received and reviewed the information contained in the Prospectus;

b. the undersigned elects to accept the Rescission Offer with respect to the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal), and understands that he, she or it will no longer be entitled to any payments on such Subject Securities beyond those received in the Rescission Offer;

c. the undersigned meets the eligibility requirements to be considered an Eligible Former Investor, as set out under “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements” in the Prospectus, including that:

i.	the undersigned purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG;

ii.

the undersigned no longer held the Subject Securities in respect of which the Rescission Offer is accepted as at the date of the Prospectus, and such Subject Securities were sold at a loss (provided that the undersigned continuously held such relevant Subject Security until the time of sale);

d. the undersigned was the beneficial owner or is the authorized representative of the former beneficial owner of those Subject Securities in respect of which the Rescission Offer is accepted when acquired during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG, and has full power and authority to accept the Rescission Offer;

e. in evaluating the Rescission Offer and in making the decision whether to participate therein, the undersigned has made his, her or its own independent appraisal of the matters referred to in the Prospectus and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to the undersigned by UBS other than those contained in the Prospectus;

f. the undersigned is not a Sanctioned Person (as defined below) and none of its Subsidiaries (as defined below) is a Sanctioned Person;

g. the undersigned will not, directly or indirectly, use the Rescission Offer Proceeds, or lend, contribute, or otherwise make available the Rescission Offer Proceeds to any subsidiary, agent, joint venture partner, or other Person: (x) to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory (as defined below), or (y) in any other manner; in each case that would result in a violation of Sanctions (as defined below) or constitute Sanctionable Activity (as defined below) under Sanctions with respect to any person participating in the Rescission Offer, whether as Issuer, Eligible Investor, or otherwise or would result in a violation of any applicable anti-money laundering, anti-terrorism or anti-corruption laws and regulations;

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h. the undersigned acknowledges and agrees that any violation of items (1.f) or (1.g) above constitutes a material change in the commercial risks and benefits of the transactions contemplated hereby;

i. the undersigned acknowledges and agrees that (i) any interest, coupon payments, principal or other income received on the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal) pursuant to their terms received by the undersigned prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to the Prospectus and (ii) the undersigned will repay to Credit Suisse (USA) LLC any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to the undersigned.

j. the undersigned understands that UBS and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any of the acknowledgements, representations and warranties made herein are at any time prior to the consummation of the Rescission Offer no longer accurate, the undersigned shall promptly notify UBS and that any such acknowledgement, representation or warranty not being true and accurate when given and/or ceasing so to be true and accurate may invalidate any acceptance of the Rescission Offer;

k. any documentation provided to us evidencing the foregoing acknowledgements, representations and warranties is true, correct and complete;

l. the undersigned’s participation in the Rescission Offer will not constitute or result in a violation of any provisions of applicable U.S. federal, state, local or foreign law; and

m. the undersigned will execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions applicable to the Rescission Offer.

The undersigned acknowledges and agrees that the Company and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties for purposes of the Rescission Offer, and the Company and its affiliates reserve the right to take all actions available at law or in equity to recover any losses incurred as a result of such reliance in case any of the foregoing acknowledgements, representations and warranties proves to be inaccurate, incorrect, false or misleading.

For purposes of this document, the term: (i) “Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not it is a legal entity, and any sovereign government or agency, instrumentality, or political subdivision, territory, or similar entity or organization; (ii) “Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such activity or described by such condition; (iii) “Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria); (iv) “Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory, or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, a Person described in (a) or (b); (v) “Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, Switzerland, the United Kingdom, or the European Union, or United Nations Security Council resolutions, concerning trade and economic sanctions including embargoes; the freezing or blocking of assets of targeted Persons; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular Persons or countries, including any Laws threatening to impose such trade and economic sanctions on any person for

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engaging in proscribed or targeted behavior; and (vi) “undersigned” means you, if filing on behalf of yourself, or the Eligible Former Investor that is the claimant, if filing on behalf of another person or entity.

6. Release of Liability. The undersigned, in consideration of the payment of the Rescission Offer Proceeds under the Rescission Offer in respect of the loss incurred upon the disposition of the Subject Securities specified herein in an Applicable Disposition, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby, acting on his or her own behalf and, if it is not the beneficial owner of the Subject Securities specified in this Former Investor Acceptance Form, on behalf of such beneficial owner, irrevocably releases, discharges and acquits forever UBS Group AG, each of its subsidiaries, including Credit Suisse (USA) LLC, and other affiliates, and each of its past and present officers, directors, stockholders, employees, agents, attorneys, successors and assigns from any and all claims, demands, rights, causes of action, liabilities and damages whatsoever, whether in law or equity, that the undersigned and the undersigned’s successors and assigns ever had, or now has, based in any way upon, related in any way to, or arising in any way from, out of or in connection with, the offer and sale of the Subject Securities during the Relevant Period by UBS Group AG or an affiliate of UBS Group AG, including but not limited to, any violation of federal, state or territorial securities laws or regulations.

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Bank Account Details to Receive Wire Transfer:

(4) Domestic Wire Transfer
Bank Account Name	Please provide this information through the Rescission Offer On-line Portal
Account Number	Please provide this information through the Rescission Offer On-line Portal
ABA/Routing Number	Please provide this information through the Rescission Offer On-line Portal
Bank Name	Please provide this information through the Rescission Offer On-line Portal
Bank Address	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 3	Please provide this information through the Rescission Offer On-line Portal

(5) International Wire Transfer
Intermediary Bank Name (Bank 1):	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Address:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank City:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank State:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Country:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank SWIFT code/BIC:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank Name (End Bank):	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Address:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) City:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Country:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank SWIFT Code/BIC:	Please provide this information through the Rescission Offer On-line Portal
IBAN/Acct #:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2:	Please provide this information through the Rescission Offer On-line Portal

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

IMPORTANT

CLAIMANT(S): SIGN HERE

Signature(s) of Eligible Former Investor(s) or Authorized Representatives
Dated , 2026

Name(s) of Eligible Former Investor(s)
(Please Print)

Name of Company (If Filing for an Entity)
(Please Print)

Name of Authorized Representative (If Filing for an Entity or for an individual Eligible Former Investor):
(Please Print)

Capacity(1):
(Please Provide Full Title)

Address(2):
(Include Zip Code)

Daytime Telephone No.(2):
(Include Area Code)

Email Address(2):

(1)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, you must submit evidence of your authority to complete this agreement (e.g., corporate resolution, trust agreement, power of attorney, etc.) or the claim will be rejected.

(2)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, the authorized representative completing this claim should provide their contact details here.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

INSTRUCTIONS:

7. Evidence.

To accept the Rescission Offer, an Eligible Former Investor must provide evidence to the following effects:

1.3.

A signed acceptance agreement, a form of which is included in this Appendix A, by which the Eligible Former Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements set forth in the Prospectus; and

1.4.

Satisfactory evidence that the Eligible Former Investor purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that such Applicable Security subsequently was sold in a bona fide transaction at a loss. For such purposes, the Issuer is prepared to accept the following evidence:

a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from UBS Group AG or an affiliate of UBS Group AG during the Relevant Period, (ii) purchase price information of such Applicable Security and (iii) the subsequent Applicable Disposition (and sale price information, as applicable) of such Applicable Security before the date of the Prospectus, and demonstrating the continued holding of such Applicable Security until the time of the Applicable Disposition; and/or

b)

With respect to an Applicable Transaction: receipt, transaction or trade confirmation statement reflecting, for an Applicable Transaction during the Relevant Period, UBS Group AG or an affiliate of UBS Group AG as a principal seller of such Applicable Security in such Applicable Transaction; and/or

c)

With respect to an Applicable Disposition: receipt, transaction or trade confirmation statement reflecting such Applicable Security being sold, including the date, price and other relevant details of the sale; and/or

d)

With respect to the loss as a result of an Applicable Disposition: tax documents, such as IRS Form 1099 B, evidencing the losses incurred on the Applicable Disposition of such Applicable Security prior to the date of the Prospectus.

8. Signatures.

Exact Signatures. The signature(s) on this Former Investor Acceptance Form must correspond with the name(s) as indicated elsewhere in this Former Investor Acceptance Form.

Joint Holders. If any of the Subject Securities that are the subject of this Former Investor Acceptance Form are owned of record by two or more joint owners, all such owners must sign this Former Investor Acceptance Form.

Signature of Fiduciaries. If this Former Investor Acceptance Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and provide proper evidence satisfactory to UBS of such person’s authority so to act.

9. Backup Withholding and Information Reporting.

The disposal of the Subject Securities pursuant to the Rescission Offer may be subject to information reporting requirements of the Internal Revenue Service (“IRS”). To avoid the imposition of backup withholding, an Eligible Former Investor should complete the applicable IRS withholding form (W-9 or W-8) which can be obtained at the website of the Internal Revenue Service at www.irs.gov. Certain offerees (including, among others, corporations and certain foreign persons) are exempt from these backup withholding and information reporting requirements, but may be required to establish their entitlement to an exception. If UBS is not provided with the correct TIN or an adequate basis for exemption, an Eligible Former Investor may be subject to a backup withholding tax on the gross proceeds received in the Rescission Offer. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

APPENDIX B

RESCISSION OFFER WITHDRAWAL FORM

Note: This Rescission Offer Withdrawal Form is to be completed only if you have previously completed and returned a Former Investor Acceptance Form, but no longer wish to participate in the Rescission Offer. If you have previously completed and returned a Current Investor Acceptance Form and tendered the relevant Subject Securities, you should contact your bank or broker where your Subject Securities are held and have them submit a properly transmitted “Requested Message” through ATOP, which must be received by the Rescission Agent through ATOP. YOU MUST INSTRUCT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU HOLD YOUR SUBJECT SECURITIES IN TIME FOR YOUR TENDER OF SUBJECT SECURITIES TO BE WITHDRAWN ON OR BEFORE THE EXPIRATION DATE (AS DEFINED BELOW).

IF YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE INVESTOR, YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PROSPECTUS DATED [●], 2026 (THE “PROSPECTUS”) OF CREDIT SUISSE (USA) LLC, UBS GROUP AG AND UBS AG. ALL TERMS USED BUT NOT OTHERWISE DEFINED IN THIS FORM HAVE THE MEANING ATTRIBUTED TO THEM IN THE PROSPECTUS.

IF YOU WISH TO REJECT THE RESCISSION OFFER AND HAVE NOT COMPLETED AND RETURNED A RESCISSION OFFER ACCEPTANCE FORM, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER UNLESS YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER BY COMPLETING AND RETURNING A RESCISSION OFFER ACCEPTANCE FORM.

IF YOU HAVE PREVIOUSLY COMPLETED AND RETURNED A RESCISSION OFFER ACCEPTANCE FORM, BUT NO LONGER WISH TO ACCEPT THE RESCISSION OFFER, YOU MAY REVOKE YOUR ACCEPTANCE. IN ORDER TO REVOKE YOUR ACCEPTANCE, YOU MUST COMPLETE, SIGN AND RETURN THIS RESCISSION OFFER WITHDRAWAL FORM PURSUANT TO THE INSTRUCTIONS BELOW AND ENSURE ITS RECEIPT BY UBS BY 5:00 P.M., EASTERN STANDARD TIME, ON [●], 2026 (THE “EXPIRATION DATE”), WHICH IS 30 DAYS FROM THE DATE OF THE PROSPECTUS (INCLUDING THE DATE OF THE PROSPECTUS AND THE EXPIRATION DATE).

WE URGE YOU TO REVIEW THE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER. WE ALSO ADVISE YOU TO CONSULT YOUR FINANCIAL, LEGAL, AND TAX ADVISERS, AS YOU DEEM APPROPRIATE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE RESCISSION OFFER.

Revoking your previous acceptance of the Rescission Offer: If you have previously completed and returned a Former Investor Acceptance Form but no longer wish to participate in the Rescission Offer, in order to revoke your acceptance you must:

4.	Read carefully this Rescission Offer Withdrawal Form;

5.	Complete, sign and date this Rescission Offer Withdrawal Form, including the “Details of Claim Being Withdrawn” below; and

6.

Return this Rescission Offer Withdrawal Form by completing it on the Rescission Offer On-line Portal which may be accessed at https://deals.is.kroll.com/UBSgroupAG, so that it is received by UBS on or before the Expiration Date.

This Rescission Offer Withdrawal Form must be legible. If you choose to revoke your previous acceptance of the Rescission Offer, UBS recommends that you complete this Rescission Offer Withdrawal Form sufficiently in

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advance of the Expiration Date to ensure its receipt by UBS by the Expiration Date. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

IF YOU HAVE PREVIOUSLY ACCEPTED THE RESCISSION OFFER AND YOU CHANGE YOUR ELECTION, UBS MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED RESCISSION OFFER WITHDRAWAL FORM ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RESCISSION OFFER PURSUANT TO YOUR ELECTION ON THE LAST EFFECTIVE FORMER INVESTOR ACCEPTANCE FORM YOU SUBMITTED. UBS WILL, IN ITS SOLE DISCRETION, DETERMINE WHETHER YOUR RESCISSION OFFER WITHDRAWAL FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE ELIGIBLE TO WITHDRAW YOUR ACCEPTANCE OF THE RESCISSION OFFER.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election or tender of Subject Securities or evidence of eligibility) or the withdrawal instructions or this Rescission Offer Withdrawal Form will be made by us, in our sole discretion, which determinations shall be final and binding.

Questions: If you have questions or require additional information about the Rescission Offer acceptance or withdrawal procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, information regarding how to obtain technical support in relation to the submission of your Rescission Offer Withdrawal Form will be available through the Rescission Offer On-line Portal.

Effective as of the Expiration Date, the undersigned hereby revokes acceptance of the Rescission Offer for the following Subject Securities described under “Details of Claim Being Withdrawn” below. All of the instructions and covenants set forth in the Former Investor Acceptance Form that were previously completed by the undersigned are hereby revoked.

For purposes of this document, the term “undersigned” means you, if filing on behalf of yourself, or the Eligible Former Investor that was the claimant, if filing on behalf of another person or entity.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

DETAILS OF CLAIM BEING WITHDRAWN

Please complete a separate version of this form for each claim that you previously submitted and now wish to withdraw.

NOTE THAT THE RESCISSION OFFER ON-LINE PORTAL WILL INCLUDE AN ON-LINE VERSION OF THE TABLE BELOW THAT SHOULD BE COMPLETED ELECTRONICALLY. YOU SHOULD NOT COMPLETE THE TABLE BELOW IN THE SIGNED PAPER FORM THAT WILL BE COMPLETED THROUGH THE ON-LINE RESCISSION OFFER PORTAL.

Please note that, in order to withdraw your claim, you must provide, on the Rescission Offer On-line Portal (1) the Kroll Confirmation Number that you previously received when submitting your claim

IF APPLICABLE, PLEASE UPLOAD TO THE RESCISSION OFFER ON-LINE PORTAL EVIDENCE OF YOUR AUTHORITY TO SUBMIT THIS RESCISSION OFFER WITHDRAWAL FORM ON BEHALF OF ANY PARTY FOR WHOM YOU ARE ACTING (e.g. CORPORATE RESOLUTION, TRUST AGREEMENT, POWER OF ATTORNEY, ETC.), IF SUCH EVIDENCE HAS NOT ALREADY BEEN SUBMITTED.

2. Claimant’s Identifying Information(1)
Full Name*
Company (If Filing for an Entity)
Phone Number*(2)
Address Line 1*
Address Line 2
City*
State/Province/Region*
ZIP/Postal Code*
Country*
Kroll Confirmation Number*(3)

Notes:

*	Fields marked with * are mandatory.
(4)

If you are withdrawing a claim on behalf of yourself, then please provide your details below. If you are withdrawing a claim on behalf of a corporate entity, provide a business address and phone number. If you are withdrawing a claim on behalf of a person you are authorized to represent, provide that person’s details.

(5)

Provide a phone number that we can use to call you regarding the claim that you are withdrawing. This phone number may be different than the phone number provided for receipt of text messages in connection with the account registration process.

(6)	Provide the confirmation number provided to you by Kroll, upon submitting your Former Investor Acceptance Form, corresponding to the rescission offer acceptance you are seeking to withdraw.

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IMPORTANT

CLAIMANT(S): SIGN HERE

Signature(s) of Eligible Former Investor(s) or Authorized Representatives
Dated , 2026

Name(s) of Eligible Former Investor(s)
(Please Print)

Name of Company (If Filing for an Entity)
(Please Print)

Name of Authorized Representative (If Filing for an Entity or for an individual Eligible Former Investor):
(Please Print)

Capacity(1):
(Please Provide Full Title)

Address(2):
(Include Zip Code)

Daytime Telephone No.(2):
(Include Area Code)

Email Address(2):

(1)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, you must submit evidence of your authority to complete this agreement (e.g., corporate resolution, trust agreement, power of attorney, etc.) or the claim will be rejected.

(2)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Former Investor, the authorized representative completing this claim should provide their contact details here.

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APPENDIX C

CURRENT INVESTOR ACCEPTANCE FORM

Note: This Current Investor Acceptance Form is to be completed only if you are an Eligible Current Investor and you wish to accept the Rescission Offer.

Please confirm the following: In regard to the Subject Securities in respect of which this Rescission Offer is hereby accepted:

•	I am an Eligible Current Investor: Yes No

IF YOU MEET THE REQUIREMENTS TO BE CONSIDERED AN ELIGIBLE CURRENT INVESTOR, YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PROSPECTUS DATED [●], 2026 (THE “PROSPECTUS”) OF CREDIT SUISSE (USA) LLC (THE “ISSUER”). ALL TERMS USED BUT NOT OTHERWISE DEFINED IN THIS FORM HAVE THE MEANING ATTRIBUTED TO THEM IN THE PROSPECTUS.

IF YOU WISH TO REJECT THE RESCISSION OFFER, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER.

IF YOU WISH TO ACCEPT THE RESCISSION OFFER AND YOU MEET THE REQUIREMENTS TO BE AN ELIGIBLE CURRENT INVESTOR, PLEASE COMPLETE ANDSIGN COMPLETE THIS FORM AND UPLOAD YOUR SUPPORTING EVIDENCE PURSUANT TO THE INSTRUCTIONS BELOW AND ENSURE ITS RECEIPT BY UBS BY 5:00 P.M., EASTERN STANDARD TIME, ON [●], 2026 (THE “EXPIRATION DATE”), WHICH IS 30 DAYS FROM THE DATE OF THE PROSPECTUS (INCLUDING THE DATE OF THE PROSPECTUS AND THE EXPIRATION DATE).

WE URGE YOU TO REVIEW THE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER. WE ALSO ADVISE YOU TO CONSULT YOUR FINANCIAL, LEGAL, AND TAX ADVISERS, AS YOU DEEM APPROPRIATE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE RESCISSION OFFER.

Accepting the Rescission Offer: In order to accept the Rescission Offer, you must:

1.	Read carefully this Current Investor Acceptance Form and the accompanying acceptance agreement;

2.	Complete, sign and date this Current Investor Acceptance Form on the On-Line Portal;

3.

Complete this Current Investor Acceptance Form, together with the supporting evidence required herein, to the Rescission Offer On-line Portal at https://deals.is.kroll.com/UBSgroupAG, so that it is received by UBS on or before 5:00 p.m., Eastern Standard Time, on [●], 2026; and

4.	Instruct your broker or bank through which your relevant Applicable Securities are held in time for such Applicable Securities to be tendered to us through ATOP on or before the Expiration Date

To access the Rescission Offer On-line Portal, you will need to go to the Rescission Agent’s website at https://deals.is.kroll.com/UBSgroupAG. The Rescission Offer On-line Portal will be operated by the Rescission Agent. By completing the registration process for the Rescission Offer On-line Portal, you are authorizing the Rescission Agent to communicate with you on behalf of UBS. If you have technical difficulties, you may contact the Rescission Agent at UBSRescission@is.kroll.com.

This Current Investor Acceptance Form and the supporting evidence that you submit through the Rescission Offer On-line Portal must be legible. If you choose to accept the Rescission Offer, UBS recommends that you

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complete this Current Investor Acceptance Form and upload your supporting evidence sufficiently in advance of the Expiration Date to ensure its receipt by UBS by the deadline specified above. Submission will be deemed made only when a confirmation that the upload was successfully completed is displayed in the Rescission Offer On-line Portal.

Supporting evidence must be uploaded into the Rescission Offer On-line Portal in PDF, Doc, Docx, JPEG, JPG or PNG file formats. You may upload up to one file per upload field with a maximum size of 100 MB per file. If you have multiple documents, you need to upload into one upload field you may combine the documents into one before uploading. If you have technical difficulties submitting your Current Investor Acceptance Form or your supporting evidence, you may submit your claim through the Rescission Offer On-line Portal and email any necessary supporting material UBSRescission@is.kroll.com within 48 hours of when your claim is submitted for processing but in no event later than the Expiration Date. When you email the supporting evidence for your claim, you must include the confirmation number you receive after submitting the Current Investor Acceptance Form through the Rescission Offer On-line Portal in the subject line of your email. If you do not submit your supporting evidence within 48 hours or do not include the confirmation number you receive after submitting the Current Investor Acceptance in the subject line of your email, your claim may be automatically rejected and you will be required to file a new claim if you wish to accept the Rescission Offer.

UBS MUST RECEIVE YOUR LEGIBLE AND PROPERLY COMPLETED CURRENT INVESTOR ACCEPTANCE FORM AND APPROPRIATE SUPPORTING EVIDENCE ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. UBS WILL, IN ITS SOLE DISCRETION, DETERMINE WHETHER YOUR CURRENT INVESTOR ACCEPTANCE FORM HAS BEEN PROPERLY COMPLETED AND TIMELY RECEIVED AND WHETHER YOU ARE AN ELIGIBLE CURRENT INVESTOR TO ACCEPT THE RESCISSION OFFER.

Your valid acceptance of the Rescission Offer will be conditioned upon the tender of your Subject Security to us. If you are an Eligible Current Investor, in order to accept the Rescission Offer on your behalf, your broker or bank must submit, or cause The Depository Trust Company (“DTC”) participant who holds your Subject Security on your behalf to submit, an Agent’s Message in accordance with the procedures described in the Prospectus under “The Recission Offer—Acceptance or Rejection of the Rescission Offer—Eligible Current Investors: Procedures for Brokers and Banks; DTC ATOP Account”. Please note, all positions will be blocked from trading once tendered in accordance with the procedures described in the Prospectus.

You may be subject to information reporting requirements of the Internal Revenue Service (the “IRS”) with respect to amounts received pursuant to the Rescission Offer. You may also be subject to backup withholding on such payments unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Before the settlement of the Rescission Offer Proceeds, U.S. holders (which include U.S. citizens and residents) will need to complete and return the IRS Form W-9 and non-U.S. holders will need to complete IRS Form W-8. Please review the section entitled “United States Tax Considerations” to determine if you qualify as a U.S. holder or a non-U.S. holder. You may participate in the Rescission Offer even if you do not complete your IRS withholding form (W-9 or W-8). However, if your properly completed IRS withholding form (W-9 or W-8) is not received before the settlement of the Rescission Offer Proceeds, we may be required to withhold additional amounts from the Rescission Offer Proceeds and the IRS may impose certain penalties.

All determinations with respect to the Rescission Offer (including issues relating to the timeliness or effectiveness of any election, withdrawal or evidence of eligibility) or this Current Investor Acceptance Form will be made by us, in our sole discretion, which determinations shall be final and binding. We reserve the right to, at any time, request any additional information or evidence that we may deem reasonably appropriate to demonstrate that you meet the eligibility requirements to be considered an Eligible Current Investor.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

Upon receipt and review of the evidence package submitted with your acceptance of the Rescission Offer, we may, in our sole discretion, but are under no obligation to, inform you of any insufficiency or inconsistency identified in the evidence provided and give you the opportunity to supplement the evidence as required, provided such supplemental evidence is received by us on or before the Expiration Date. For the avoidance of doubt, we are under no obligation to accept any evidence submission after the Expiration Date, or to provide a cure period for insufficient or inconsistent evidence. We expect to make a final determination as to whether you meet the requirements to be considered an Eligible Current Investor no later than the date that is five business days after the Expiration Date.

If you are an Eligible Current Investor and you validly accept the Rescission Offer on or before the Expiration Date in accordance with the terms set forth in the Prospectus, we will cause payment of the Rescission Offer Proceeds to be made to you as soon as reasonably practicable after the Expiration Date (the date of such payment, the “Settlement Date”). The Settlement Date is expected to occur no later than the tenth business day following the Expiration Date.

Questions: If you have questions or require additional information about the Rescission Offer acceptance procedures, you may contact the broker, bank or other institution through which you purchased your relevant Subject Security. In addition, information regarding how to obtain technical support in relation to the submission of your Rescission Offer acceptance form and supporting evidence of eligibility will be available through the Rescission Offer On-line Portal.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

CLAIM DETAILS

Please complete a separate version of this form for each Applicable Transaction pursuant to which you purchased Subject Securities in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. If you sold in an Applicable Disposition part of a lot of Subject Securities that you purchased in an Applicable Transaction and still hold part of that lot and wish to accept the Rescission Offer with respect to the entire lot, please complete this Current Investor Acceptance Form with respect to the part of the lot that you still hold and the Former Investor Acceptance Form with respect to the part of the lot that you sold in an Applicable Disposition.

NOTE THAT THE RESCISSION OFFER ON-LINE PORTAL WILL INCLUDE AN ON-LINE VERSION OF THE TABLE BELOW THAT SHOULD BE COMPLETED ELECTRONICALLY. YOU SHOULD NOT COMPLETE THE TABLE BELOW IN THE SIGNED PAPER FORM THAT WILL BE COMPLETED THROUGH THE ON-LINE RESCISSION OFFER PORTAL.

Pursuant to the Prospectus, please note that you may accept the Rescission Offer for any number of Applicable Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Further, please note that you must complete one version of this table online through the portal and complete one copy of your signed Current Investor Acceptance Form with respect to each Applicable Transaction pursuant to which you purchased Subject Securities in respect of which the Rescission Offer is to be accepted and you wish to submit a claim for processing. Thus, if you bought 1,000 of Subject Security X on two different days, you must file two claims through the portal, one for each Applicable Transaction. For the avoidance of doubt, you must submit one form for each Applicable Transaction. Multiple transactions should not be included in one Acceptance Form Submission.

PLEASE UPLOAD TO THE RESCISSION OFFER ON-LINE PORTAL (1) EVIDENCE OF PURCHASE OF THE SUBJECT SECURITIES IN AN APPLICABLE TRANSACTION AND (2) IF APPLICABLE, EVIDENCE OF YOUR AUTHORITY TO ACCEPT THIS RESCISSION OFFER ON BEHALF OF ANY PARTY FOR WHOM YOU ARE ACTING (E.G., CORPORATE RESOLUTION, TRUST AGREEMENT, POWER OF ATTORNEY, ETC.).

Claimant’s Identifying Information(1)
Full Name*	Please provide this information through the Rescission Offer On-line Portal
Company (If Filing for an Entity)	Please provide this information through the Rescission Offer On-line Portal
Phone Number*(2)	Please provide this information through the Rescission Offer On-line Portal
Address Line 1*	Please provide this information through the Rescission Offer On-line Portal
Address Line 2	Please provide this information through the Rescission Offer On-line Portal
City*	Please provide this information through the Rescission Offer On-line Portal
State/Province/Region*	Please provide this information through the Rescission Offer On-line Portal
ZIP/Postal Code*	Please provide this information through the Rescission Offer On-line Portal
Country*	Please provide this information through the Rescission Offer On-line Portal

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

Purchase in an Applicable Transaction Information
CUSIP*(3)	Please provide this information through the Rescission Offer On-line Portal
Subject Securities*(4)	Please provide this information through the Rescission Offer On-line Portal
Quantity Purchased*(5)	Please provide this information through the Rescission Offer On-line Portal
Trade Date*(6)	Please provide this information through the Rescission Offer On-line Portal
Settlement Date*(7)	Please provide this information through the Rescission Offer On-line Portal
Purchase Price*(8)	Please provide this information through the Rescission Offer On-line Portal
Transaction Reference Number(9)	Please provide this information through the Rescission Offer On-line Portal
Counterparty*(10)	Please provide this information through the Rescission Offer On-line Portal

Tender of Securities(11)
Quantity Tendered*(12)	Please provide this information through the Rescission Offer On-line Portal
VOI (ATOP Confirmation Number) or Euroclear/Clearstream Reference Number*(13)	Please provide this information through the Rescission Offer On-line Portal
DTC Participant Number*(14)	Please provide this information through the Rescission Offer On-line Portal
DTC Participant Name*(15)	Please provide this information through the Rescission Offer On-line Portal

Notes:

*	Fields marked with * are mandatory.
(1)

If you are filing a claim on behalf of yourself, then please provide your details. If you are filing a claim on behalf of a corporate entity, provide a business address and phone number. If you are filing a claim on behalf of a person you are authorized to represent, provide that person’s details.

(2)	Provide a phone number that we can use to call you regarding the claim that you are filing.
(3)

Provide the CUSIP of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “CUSIP No.; ISIN No.” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(4)

Provide the name of the relevant series of Subject Securities in respect of which the Rescission Offer is accepted as indicated in the column titled “Title of Security” under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus.

(5)

Include the quantity of purchased Subject Securities in respect of which the Rescission Offer is accepted. As an example, an Eligible Current Investor accepting the Rescission Offer in respect of $10,000,000 in a series of Subject Securities with a minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof, would disclose a quantity of 10,000.

(6)	Provide the date you agreed to purchase the Subject Securities in respect of which the Rescission Offer is accepted.
(7)	Provide the date you received the Subject Securities in respect of which the Rescission Offer is accepted.
(8)

Include the price in U.S. dollars at which you purchased the Subject Securities in an Applicable Transaction for the acquisition of the quantity of Subject Securities described in the third line above and in respect of which the Rescission Offer is accepted. As an example, an Eligible Current Investor accepting the Rescission Offer in respect of 100 Subject Securities purchased at a price of $1,000 per Subject Security,

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

would disclose a purchase price of $1,000. This price should exclude any accrued interest, fees, selling concessions or other additional amounts.
(9)

Include the reference number or other identification number, if any, assigned to the relevant Applicable Transaction to help us identify the transaction in the evidence that you submit in support of your claim.

(10)	Provide the name of the party with whom you transacted with respect to your relevant purchase of Subject Securities in respect of which the Rescission Offer is accepted.
(11)

You may accept the Rescission Offer for any number of Subject Securities, as long as such acceptance is for Subject Securities in the minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof. THIS FIELD SHOULD ONLY BE USED TO ACCEPT THE RESCISSION OFFER IN RESPECT OF SUBJECT SECURITIES HELD BY YOU AS AN ELIGIBLE CURRENT INVESTOR.

(12)	Provide the quantity of Subject Securities for which you are accepting the Rescission Offer and filing a claim and have coordinated to have your bank or broker tender into DTC’s ATOP platform.
(13)

Provide the VOI or ATOP Confirmation Number provided to your bank or broker after they tendered your securities though DTC’s ATOP platform. This is a 14 unique character ID that is generated by DTC once your broker or bank tenders your position. If you hold through Euroclear or Clearstream you will need to provide the unique reference number provided to them once they tender your position. Please work with your bank or broker to obtain this information.

(14)	Provide the DTC participant number associated with your bank or broker. Please work with your bank or broker to obtain this information.
(15)	Provide the DTC participant name associated with your bank or broker. Please work with your bank or broker to obtain this information.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

RESCISSION OFFER ACCEPTANCE AGREEMENT

The undersigned acknowledges receipt of the Prospectus of Credit Suisse (USA) LLC, UBS Group AG and UBS AG in respect of the Rescission Offer, pursuant to which Credit Suisse (USA) LLC offers to rescind the previous purchase of the Subject Securities listed and described under “The Rescission Offer—Terms of the Rescission Offer—Subject Securities” in the Prospectus that were acquired by the undersigned in an Applicable Transaction.

Effective as of the Expiration Date, the undersigned hereby accepts the Rescission Offer for the Subject Securities indicated in this Current Investor Acceptance Form upon the terms and subject to the conditions set forth in the Prospectus, and directs UBS to credit all proceeds to which it is entitled pursuant to the Rescission Offer to the undersigned’s bank or broker through DTC or the undersigned’s bank account, details of which have been provided by the undersigned to UBS. If the proceeds are delivered through DTC, they will be sent to the undersigned’s bank or broker, and it will be up to the applicable bank or broker to distribute the proceeds to their applicable clients.

1. Representations and Warranties, Acknowledgements and Agreements: By accepting the Rescission Offer, the undersigned hereby represents and warrants, acknowledges to, and agrees with, UBS that:

a. the undersigned has received and reviewed the information contained in the Prospectus;

b. the undersigned elects to accept the Rescission Offer with respect to the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal), and understands that he, she or it will no longer be entitled to any payments on such Subject Securities beyond those received in the Rescission Offer;

c. the undersigned meets the eligibility requirements to be considered an Eligible Current Investor, as set out under “The Rescission Offer—Terms of the Rescission Offer—Eligibility Requirements” in the Prospectus, including that:

i. the undersigned purchased the Subject Securities in respect of which the Rescission Offer is accepted during the Relevant Period from UBS Group AG or an affiliate of UBS Group AG;

ii. the undersigned has continued to hold the Subject Securities in respect of which the Rescission Offer is accepted until the date of the Prospectus, and will continue to hold such Subject Securities (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and Credit Suisse (USA) LLC will acquire good, indefeasible and unencumbered title to such Subject Securities, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the tender of the same is accepted by Credit Suisse (USA) LLC;

d. the undersigned is the beneficial owner or is the authorized representative of the beneficial owner of those Subject Securities in respect of which the Rescission Offer is accepted, and has full power and authority to accept the Rescission Offer;

e. the undersigned will not sell, pledge, hypothecate or otherwise encumber or transfer any Subject Securities in respect of which he, she or it is accepting the Rescission Offer, from the date of acceptance of the Rescission Offer, and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

f. in evaluating the Rescission Offer and in making the decision whether to participate therein, the undersigned has made his, her or its own independent appraisal of the matters referred to in the Prospectus and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to the undersigned by UBS other than those contained in the Prospectus;

g. the undersigned is not a Sanctioned Person (as defined below) and none of its Subsidiaries (as defined below) is a Sanctioned Person;

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

h. the undersigned will not, directly or indirectly, use the Rescission Offer Proceeds, or lend, contribute, or otherwise make available the Rescission Offer Proceeds to any subsidiary, agent, joint venture partner, or other Person: (x) to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory (as defined below), or (y) in any other manner; in each case that would result in a violation of Sanctions (as defined below) or constitute Sanctionable Activity (as defined below) under Sanctions with respect to any person participating in the Rescission Offer, whether as Issuer, Eligible Investor, or otherwise or would result in a violation of any applicable anti-money laundering, anti-terrorism or anti-corruption laws and regulations;

i. the undersigned acknowledges and agrees that any violation of items (1.g) or (1.h) above constitutes a material change in the commercial risks and benefits of the transactions contemplated hereby;

j. the undersigned acknowledges and agrees that (i) any interest, coupon payments, principal or other income due on the Subject Securities specified in the box entitled “Claim Details” above (based on the information provided by the undersigned through the Rescission Offer On-line Portal) pursuant to their terms received by the undersigned prior to or during the Rescission Offer, or following the Expiration Date, will be deducted from the Rescission Offer Proceeds pursuant to the Prospectus and (ii) the undersigned will repay to UBS any such amounts that, for any operational or technical reason or otherwise, were not deducted from the Rescission Offer Proceeds prior to those being paid to the undersigned.

k. the undersigned understands that UBS and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any of the acknowledgements, representations and warranties made herein are at any time prior to the consummation of the Rescission Offer no longer accurate, the undersigned shall promptly notify UBS and that any such acknowledgement, representation or warranty not being true and accurate when given and/or ceasing so to be true and accurate may invalidate any acceptance of the Rescission Offer;

l. if delivering the Subject Securities as a fiduciary or agent for one or more investor accounts, the undersigned has sole investment discretion with respect to each such account and full power to make the foregoing acknowledgements, representations and warranties on behalf of such account;

m. any documentation provided to us evidencing the foregoing acknowledgements, representations and warranties is true, correct and complete;

n. the undersigned’s participation in the Rescission Offer will not constitute or result in a violation of any provisions of applicable U.S. federal, state, local or foreign law; and

o. the undersigned will execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions applicable to the Rescission Offer.

The undersigned acknowledges and agrees that the Company and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties for purposes of the Rescission Offer, and the Company and its affiliates reserve the right to take all actions available at law or in equity to recover any losses incurred as a result of such reliance in case any of the foregoing acknowledgements, representations and warranties proves to be inaccurate, incorrect, false or misleading.

For purposes of this document, the term: (i) “Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not it is a legal entity, and any sovereign government or agency, instrumentality, or political subdivision, territory, or similar entity or organization; (ii) “Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such activity or described by such condition; (iii) “Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

date hereof, Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria); (iv) “Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory, or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, a Person described in (a) or (b); (v) “Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, Switzerland, the United Kingdom, or the European Union, or United Nations Security Council resolutions, concerning trade and economic sanctions including embargoes; the freezing or blocking of assets of targeted Persons; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular Persons or countries, including any Laws threatening to impose such trade and economic sanctions on any person for engaging in proscribed or targeted behavior; and (vi) “undersigned” means you, if filing on behalf of yourself, or the Eligible Current Investor that is the claimant, if filing on behalf of another person or entity.

2. Release of Liability. The undersigned, in consideration of the payment of the Rescission Offer Proceeds under the Rescission Offer in respect of the tendered Subject Securities specified herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby, acting on his or her own behalf and, if it is not the beneficial owner of the Subject Securities specified in this Current Investor Acceptance Form, on behalf of such beneficial owner, irrevocably releases, discharges and acquits forever UBS Group AG, each of its subsidiaries, including Credit Suisse (USA) LLC, and other affiliates, and each of its past and present officers, directors, stockholders, employees, agents, attorneys, successors and assigns from any and all claims, demands, rights, causes of action, liabilities and damages whatsoever, whether in law or equity, that the undersigned and the undersigned’s successors and assigns ever had, or now has, based in any way upon, related in any way to, or arising in any way from, out of or in connection with, the offer and sale of the Subject Securities during the Relevant Period by UBS Group AG or an affiliate of UBS Group AG, including but not limited to, any violation of federal, state or territorial securities laws or regulations.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

Bank Account Details to Receive Wire Transfer:

Domestic Wire Transfer
Bank Account Name	Please provide this information through the Rescission Offer On-line Portal
Account Number	Please provide this information through the Rescission Offer On-line Portal
ABA/Routing Number	Please provide this information through the Rescission Offer On-line Portal
Bank Name	Please provide this information through the Rescission Offer On-line Portal
Bank Address	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 3	Please provide this information through the Rescission Offer On-line Portal

International Wire Transfer
Intermediary Bank Name (Bank 1):	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Address:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank City:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank State:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank Country:	Please provide this information through the Rescission Offer On-line Portal
Intermediary Bank SWIFT code/BIC:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank Name (End Bank):	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Address:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) City:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Zip Code/Postal Code:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank (End Bank) Country:	Please provide this information through the Rescission Offer On-line Portal
Beneficiary Bank SWIFT Code/BIC:	Please provide this information through the Rescission Offer On-line Portal
IBAN/Acct #:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 1:	Please provide this information through the Rescission Offer On-line Portal
Wire Reference 2:	Please provide this information through the Rescission Offer On-line Portal

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

IMPORTANT

CLAIMANT(S): SIGN HERE

Signature(s) of Eligible Current Investor(s) or Authorized Representatives
Dated , 2026

Name(s) of Eligible Current Investor(s)
(Please Print)

Name of Company (If Filing for an Entity)
(Please Print)

Name of Authorized Representative (If Filing for an Entity or for an individual Eligible Current Investor):
(Please Print)

Capacity(1):
(Please Provide Full Title)

Address(2):
(Include Zip Code)

Daytime Telephone No.(2):
(Include Area Code)

Email Address(2):

(1)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Current Investor, you must submit evidence of your authority to complete this agreement (e.g., corporate resolution, trust agreement, power of attorney, etc.) or the claim will be rejected.

(2)

If this agreement is being completed by an authorized representative on behalf of an entity or an individual Eligible Current Investor, the authorized representative completing this claim should provide their contact details here.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

INSTRUCTIONS:

1. Evidence.

To accept the Rescission Offer, an Eligible Current Investor must provide evidence to the following effects:

1.1.

A signed acceptance agreement, a form of which is included in this Appendix C, by which the Eligible Current Investor provides, at a minimum, the representations and warranties, acknowledgements and agreements set forth in the Prospectus; and

1.2.

Satisfactory evidence that the Eligible Current Investor purchased the Subject Security in an Applicable Transaction (i.e., the Subject Security is an Applicable Security) and that such Eligible Current Investor continues to hold such Applicable Security as of the date of the Prospectus, and will continue to hold it (unless and until tendered through ATOP pursuant to the Rescission Offer) until the Expiration Date. For such purposes, the Issuer is prepared to accept the following evidence:

a)

Account statement(s) reflecting (i) the purchase of such Applicable Security from UBS Group AG or an affiliate of UBS Group AG during the Relevant Period and (ii) purchase price information of such Applicable Security, and demonstrating the continued holding of such Applicable Security until at least the date of the Prospectus; and/or

b)	Receipt, transaction or trade confirmation statement reflecting UBS Group AG or an affiliate of UBS Group AG as a principal seller of such Applicable Security in such Applicable Transaction.

2. Signatures.

Exact Signatures. The signature(s) on this Current Investor Acceptance Form must correspond with the name(s) as indicated elsewhere in this Current Investor Acceptance Form.

Joint Holders. If any of the Subject Securities that are the subject of this Current Investor Acceptance Form are owned of record by two or more joint owners, all such owners must sign this Current Investor Acceptance Form.

Signature of Fiduciaries. If this Current Investor Acceptance Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and provide proper evidence satisfactory to UBS of such person’s authority so to act.

3. Backup Withholding and Information Reporting.

The disposal of the Subject Securities pursuant to the Rescission Offer may be subject to information reporting requirements of the Internal Revenue Service (“IRS”). To avoid the imposition of backup withholding, an Eligible Current Investor should complete the applicable IRS withholding form (W-9 or W-8) which can be obtained at the website of the Internal Revenue Service at www.irs.gov. Certain offerees (including, among others, corporations and certain foreign persons) are exempt from these backup withholding and information reporting requirements, but may be required to establish their entitlement to an exception. If UBS is not provided with the correct TIN or an adequate basis for exemption, an Eligible Current Investor may be subject to a backup withholding tax on the gross proceeds received in the Rescission Offer. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

UBS Group AG and UBS AG

Under Swiss law, directors and senior officers acting in violation of their statutory duties, whether dealing with bona fide third parties or performing any other acts on behalf of the company, may become liable to the company, its shareholders and (in bankruptcy) its creditors for damages. The directors’ liability is joint and several but only to the extent the damage is attributable to each director based on willful or negligent violation of duty. If the board of directors lawfully delegated the power to carry out day-to-day management to a different corporate body, such as an executive board, the board of directors is not vicariously liable for the acts of the members of the executive board. Instead, the directors can be held liable for their failure to properly select, instruct or supervise the executive board members. If directors and officers enter into a transaction on behalf of the company with bona fide third parties in violation of their statutory duties, the transaction is nevertheless valid as long as it is not excluded by the company’s business purpose.

UBS Group AG and UBS AG are Swiss companies and are headquartered in Switzerland and a number of their respective directors and officers are residents of Switzerland and not the United States. As a result, U.S. investors may find it difficult to serve legal process on UBS Group AG, UBS AG or their respective directors and executive officers or have any of them appear in a U.S. court. Furthermore, the United States and Switzerland do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment rendered against UBS Group AG or UBS AG (or any of their respective directors or executive officers that are residents of Switzerland) by any U.S. federal or state court for payment would not automatically be enforceable in Switzerland and it may be difficult for you to enforce any such judgment in Switzerland against UBS Group AG or UBS AG (or such directors or executive officers). In addition, there is doubt as to the enforceability in Switzerland, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal or state securities laws of the United States.

Under Swiss law, a company may indemnify its directors or officers against losses and expenses (unless such losses and expenses result from such director’s or officer’s gross negligence or willful misconduct), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of or serving at the request of the company.

The Articles of Association of UBS Group AG and UBS AG, respectively, as well as Swiss statutory law, contain no provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such employee in the execution of their duties under the employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct.

It is UBS Group AG’s and UBS AG’s policy to indemnify their current or former directors and/or employees against certain losses and expenses in respect of service as a director or employee of UBS Group AG or UBS AG, as the case may be, one of its affiliates or another entity that UBS Group AG has approved, subject to specific conditions or exclusions. UBS Group AG and UBS AG maintain directors’ and officers’ insurance for their directors and officers.

Credit Suisse (USA) LLC

Credit Suisse (USA) LLC is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act, as amended, provides that a limited liability company may, subject to such standards and

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Pursuant to 17 C.F.R. Section 200.83

restrictions, if any, as are set forth in its limited liability company agreement, and has the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The limited liability company agreement of Credit Suisse (USA) LLC provides that indemnification of any person made or threatened to be made a party to any proceeding, whether civil, administrative or investigative, by reason of the fact that such person is or was a director or officer of Credit Suisse (USA) LLC or serves or served, at the request of Credit Suisse (USA) LLC, any other enterprise as a manager, director, officer or employee will be made in accordance with any indemnification policy adopted by UBS Group AG, or a subsidiary or affiliate of UBS Group AG, that is then in effect at the time the request for indemnification or advancement of expenses is made and applicable to such director or officer of Credit Suisse (USA) LLC.

As of June 12, 2023, UBS Group AG maintains directors’ and officers’ insurance for directors and officers of Credit Suisse (USA) LLC for proceedings arising out of actions or omissions on or after that date and by reason of the fact that such person is or was a director or officer of Credit Suisse (USA) LLC or serves or served on or after that date, at the request of Credit Suisse (USA) LLC, any other enterprise as a manager.

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Item 9. Exhibits

Exhibit No.	Description

4.1	Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of September 15, 2015, relating to the 3.800% Senior Notes due 2022 (incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 1 to the Registrants’ Registration Statement on Form F-3 (No. 333-272452) filed on June 12, 2023)

4.2	Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of June 10, 2016, relating to the 3.800% Senior Notes due 2023 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-4 (No. 333-213903) of Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG filed on September 30, 2016)

4.3	Supplemental Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of November 3, 2020, relating to the 3.800% Senior Notes due 2023

4.4	Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of March 26, 2015 relating to the 3.750% Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4 (No. 333-207696) of Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG filed on October 30, 2015)

4.5	Supplemental Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of November 3, 2020, relating to the 3.750% Senior Notes due 2025

4.6	Second Supplemental Indenture, among UBS Group AG, Credit Suisse Group AG and U.S. Bank Trust Company, National Association as successor to U.S. Bank National Association, dated as of June 9, 2023, relating to the 3.750% Senior Notes due 2025

4.7	Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of April 18, 2016, relating to the 4.550% Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-4 (No. 333-213903) of Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG filed on September 30, 2016)

4.8	Supplemental Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of November 3, 2020, relating to the 4.550% Senior Notes due 2026

4.9	Second Supplemental Indenture, among UBS Group AG, Credit Suisse Group AG and U.S. Bank Trust Company, National Association as successor to U.S. Bank National Association, dated as of June 9, 2023, relating to the 4.550% Senior Notes due 2026

4.10	Indenture among Credit Suisse Group Funding (Guernsey) Limited, Credit Suisse Group AG and U.S. Bank National Association, dated as of May 21, 2015, relating to the 4.875% Senior Notes due 2045 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-4 (No. 333-207696) of Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG filed on October 30, 2015)

4.11	Supplemental Indenture among Credit Suisse Group Funding (Guernsey), Credit Suisse Group AG and U.S. Bank National Association, dated as of November 3, 2020, relating to the 4.875% Senior Notes due 2045

4.12	Second Supplemental Indenture, among UBS Group AG, Credit Suisse Group AG and U.S. Bank Trust Company, National Association as successor to U.S. Bank National Association, dated as of June 9, 2023, relating to the 4.875% Senior Notes due 2045

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Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

4.13	Form of 4.875% Senior Notes due 2045 (incorporated by reference to Exhibit 4.10 to Registration Statement on Form F-4 (No. 333-207696) of Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG filed on October 30, 2015)

4.14	Form of 4.550% Senior Notes due 2026 (incorporated by reference to Exhibit 4.7 to Registration Statement on Form F-4 (No. 333-213903) of Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG filed on September 30, 2016)

4.15	Senior Indenture, dated as of June 1, 2001, between Credit Suisse First Boston (USA) Inc. and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.1 to Credit Suisse First Boston (USA), Inc.’s Registration Statement on Form S-3 (No. 333-71850) filed on October 19, 2001)

4.16	First Supplemental Indenture, dated as of March 26, 2007, among Credit Suisse (USA) Inc. (formerly known as Credit Suisse First Boston (USA), Inc), Credit Suisse Group, Credit Suisse and The Bank of New York (as successor to The Chase Manhattan Bank), to the Senior Indenture (incorporated by reference to Exhibit 4.52 to Post-Effective Amendment No. 1 to the Registrants’ Registration Statement on Form F-3 (No. 333-132936) filed on March 29, 2007)

4.17	Second Supplemental Indenture, dated as of June 9, 2023, among Credit Suisse (USA) Inc. (formerly known as Credit Suisse First Boston (USA), Inc), Credit Suisse Group AG, UBS Group AG, Credit Suisse AG and The Bank of New York Mellon (formerly The Bank of New York), to the Senior Indenture (incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to the Registrants’ Registration Statement on Form F-3 (No. 333-272452) filed on June 12, 2023)

4.18	Third Supplemental Indenture, dated as of May 30, 2024, among Credit Suisse (USA) LLC, UBS Group AG, Credit Suisse AG, UBS AG and The Bank of New York Mellon

4.19	Form of 7 1∕8% Note due July 15, 2032

5.1*	Opinion of Sullivan & Cromwell LLP

5.2*	Opinion of Homburger AG

8.1*	Opinion of Sullivan & Cromwell LLP as to United States federal tax matters

8.2*	Opinion of Homburger AG as to Swiss tax matters

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

23.2	Consent of Homburger AG (included in Exhibit 5.2)

23.3*	Consent of Sullivan & Cromwell LLP as to United States federal tax matters (included in Exhibit 8.1)

23.4*	Consent of Ernst & Young Ltd, relating to UBS Group AG

23.5*	Consent of Ernst & Young Ltd, relating to UBS AG

23.6*	Consent of PricewaterhouseCoopers AG, relating to Credit Suisse AG

24.1*	Power of Attorney for UBS Group AG

24.2*	Power of Attorney for UBS AG

24.3*	Power of Attorney for Credit Suisse (USA) LLC

25.1*	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank Trust Company, National Association, as trustee under the Indenture, dated as of April 18, 2016, among Credit Suisse Group Funding (Guernsey) Limited, UBS Group AG as successor to Credit Suisse Group AG and U.S. Bank National Association, as trustee, as supplemented

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Exhibit No.	Description

25.2*	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank Trust Company, National Association, as trustee under the Indenture, dated as of May 21, 2015, among Credit Suisse Group Funding (Guernsey) Limited, UBS Group AG as successor to Credit Suisse Group AG and U.S. Bank National Association, as trustee, as supplemented

25.3*	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon, as trustee under the Senior Indenture, dated June 1, 2001, among Credit Suisse (USA) as successor to Credit Suisse First Boston (USA), Inc. and The Bank of New York Mellon as successor to The Chase Manhattan Bank, as trustee, as supplemented

99	Form of Filing Fee Table

107*	Filing Fee Table

*	To be filed by amendment.

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Item 10. Undertakings

The undersigned registrants (each, a “Registrant” and, together, the “Registrants”) hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by UBS Group AG or Credit Suisse pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) In the case of UBS Group AG and UBS AG, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that UBS Group AG or UBS AG, as the case may be, includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by UBS Group AG or UBS AG, as the case may be, pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

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ii. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of the registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of such undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of such undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of such undersigned Registrant or used or referred to by such undersigned Registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about such undersigned Registrant or its securities provided by or on behalf of such undersigned Registrant; and

iv. Any other communication that is an offer in the offering made by such undersigned Registrant to the purchaser.

(7) That, for purposes of determining any liability under the Securities Act of 1933, each filing of UBS Group AG’s or UBS AG’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(9) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, [in Zurich, Switzerland], on the [●] day of [●], 2026.

UBS GROUP AG

By:
Name: David Kelly
Title: Managing Director

By:
Name: Ella Copetti-Campi
Title: Executive Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on the [●] day of [●], 2026.

Name	Title

* Sergio P. Ermotti	Group Chief Executive Officer (principal executive officer)

* Todd Tuckner	Group Chief Financial Officer (principal financial officer)

* Steffen Henrich	Group Controller (company controller)

* Colm Kelleher	Chairman and Member of the Board of Directors

* Lukas Gähwiler	Vice Chairman and Member of the Board of Directors

* Jeremy Anderson	Senior Independent Director and Member of the Board of Directors

* William C. Dudley	Member of the Board of Directors

* Patrick Firmenich	Member of the Board of Directors

* Fred Hu	Member of the Board of Directors

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Name	Title

* Mark Hughes	Member of the Board of Directors

* Renata Jungo Brüngger	Member of the Board of Directors

* Gail Kelly	Member of the Board of Directors

* Julie G. Richardson	Member of the Board of Directors

* Lila Tretikov	Member of the Board of Directors

* Jeanette Wong	Member of the Board of Directors

*

Patrick Shilling by signing his name hereto, does hereby sign this registration statement on behalf of the directors and officers of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and officers and filed with the SEC.

By:
Name: Patrick Shilling
Title: General Counsel Americas, as Attorney-in-Fact

Pursuant to the requirements of Section 6(a) of the U.S. Securities Act of 1933, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in his capacity as the duly authorized representative of UBS Group AG in the United States, on the [●] day of [●], 2026.

By:		Authorized Representative in the United States
Name: Patrick Shilling
Title: General Counsel Americas

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, [in Zurich, Switzerland], on the [●] day of [●], 2026.

UBS AG

By:
Name: David Kelly
Title: Managing Director

By:
Name: Ella Copetti-Campi
Title: Executive Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on the [●]th day of [●], 2026.

Name	Title

* Sergio P. Ermotti	Chief Executive Officer (principal executive officer)

* Todd Tuckner	Chief Financial Officer (principal financial officer)

* Steffen Henrich	Controller (company controller)

* Colm Kelleher	Chairman and Member of the Board of Directors

* Lukas Gähwiler	Vice Chairman and Member of the Board of Directors

* Jeremy Anderson	Senior Independent Director and Member of the Board of Directors

* William C. Dudley	Member of the Board of Directors

* Patrick Firmenich	Member of the Board of Directors

* Fred Hu	Member of the Board of Directors

* Mark Hughes	Member of the Board of Directors

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

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Name	Title

* Renata Jungo Brüngger	Member of the Board of Directors

* Gail Kelly	Member of the Board of Directors

* Julie G. Richardson	Member of the Board of Directors

* Lila Tretikov	Member of the Board of Directors

* Jeanette Wong	Member of the Board of Directors

*

Patrick Shilling by signing his name hereto, does hereby sign this registration statement on behalf of the directors and officers of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and officers and filed with the SEC.

By:
Name: Patrick Shilling
Title: General Counsel Americas, as Attorney-in-Fact

Pursuant to the requirements of Section 6(a) of the U.S. Securities Act of 1933, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in his capacity as the duly authorized representative of UBS AG in the United States, on the [●] day of [●], 2026.

By:		Authorized Representative in the United States
Name: Patrick Shilling
Title: General Counsel Americas

Confidential Treatment Requested by UBS Group AG, UBS AG and Credit Suisse (USA) LLC

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the [●] day of [●], 2026.

CREDIT SUISSE (USA) LLC

By:
Name: Maria Chiodi
Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on the [●] day of [●], 2026.

Name	Title

* Thomas Wipf	Manager and Chief Executive Officer (principal executive officer)

* Elizabeth Lynch	Treasurer (principal financial officer)

* Lee Spaventa	Legal Entity Controller (company controller)

* Darryll Hendricks	Manager

* Ben Prata	Manager

*

Patrick Shilling by signing his name hereto, does hereby sign this registration statement on behalf of the directors and officers of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and officers and filed with the SEC.

By:
Name: Patrick Shilling
Title: General Counsel Americas, as Attorney-in-Fact